
Foster's Annual Report 2008
We have the right ingredients – a portfolio of over 200 premium drink brands, a 7,000 strong workforce operating a world-class network of vineyards, wineries, bottling centres, breweries and distilleries across five continents. With a heritage stretching back over 160 years, today we are Australia's leading alcohol business and a major player in global premium wine.
KEY INGREDIENTS
Foster's Group Limited
People 7000
Products 238
Facilities 48
Vineyards (ha) 15,021
Please Recycle
Enjoy Responsibly
STANDARD DRINKS
13% ALC/VOL
8.6
ANNUAL REPORT 2008

FOSTER'S
GROUP

Foster's Group Limited Annual Report for the Year Ended 30 June 2008

Foster's Group Limited ABN 49 007 620 886
www.fostersgroup.com

Table of Contents

2	From the Chairman	
4	Executive Management	
5	Corporate Governance Statement	
10	Directors' Report	
15	Remuneration Report	
32	Group Financial Review	
41	Historical Summary	
42	Income Statements	
43	Balance Sheets	
44	Statements of Recognised Income and Expenses	
45	Statements of Cash Flows	

Notes to the financial statements

46	1	Summary of Significant Accounting Policies
54	2	Revenue, Income and Expenses
56	3	Material Items
57	4	Discontinued Operations
58	5	Income Tax
61	6	Segment Results
65	7	Earnings per Share
66	8	Dividends
66	9	Cash and Cash Equivalents
67	10	Receivables
69	11	Inventories
69	12	Investments Accounted for Using the Equity Method
70	13	Non-Current Assets Classified as Held For Sale
71	14	Other Financial Assets
71	15	Property, Plant and Equipment
72	16	Agricultural Assets
73	17	Intangible Assets
76	18	Financial Instruments
79	19	Payables
80	20	Borrowings
84	21	Provisions
85	22	Contributed Equity
87	23	Reserves and Retained Profits
88	24	Key Management Personnel Disclosures
92	25	Related Party Transactions for Key Management Personnel
93	26	Employee Equity Plans
95	27	Employee Benefits
98	28	Remuneration of Auditors
99	29	Commitments
100	30	Contingent Liabilities
101	31	Notes to the Statements of Cash Flows
103	32	Non-Director Related Party Disclosures
103	33	Events Subsequent to Reporting Date
104	34	Controlled Entities
107	35	Deed of Cross Guarantee
109	Directors' Declaration	
110	Independent Audit Report	
112	Details of Shareholders, Shareholdings and Top 20 Shareholders	
113	Shareholder Information	



Foster's Business Review 2008

FOSTER'S

The Foster's Business Review 2008 is available from the Foster's website www.fostersgroup.com

The Foster's Sustainability Report, released each October, is available from the Foster's website www.fostersgroup.com

Foster's at a glance



Wine Regions, Wineries and Breweries

Grape Sourcing Regions	⊠

America

Sonoma County	⊠ 1
Chateau St Jean	
Winemaker's Cooperage	
Asti/Souverain Winery	
Napa Valley	⊠ 2
Beringer Vineyards	
Stags' Leap Winery	
Etude Winery	
St. Clement Vineyards	
US corporate head office	
Napa Bottling Centre	
Central Coast	⊠ 3
Meridian Vineyards	
TAZ Vineyards	

Chile

Central Valley	⊠

South Africa

Western Cape	⊠

France

Languedoc – Roussillon	⊠

Italy

Tuscany – Castello di Gabbiano	⊠ 4

United Kingdom

Twickenham	
UK corporate head office	5

Fiji

South Pacific Distillery, Lautoka	6
Fiji Brewery	6

Samoa

Samoa Brewery, Apia	7

New Zealand

Marlborough	⊠ 8
Shingle Peak	
Matua Valley, Marlborough	
Auckland	⊠ 9
Matua Valley Winery	
Gisborne	⊠
Hawkes Bay	⊠
Wairarapa	⊠

Australia

NSW

Hunter Valley	⊠ 10
Lindemans	
Rosemount Estate	
Mudgee	⊠
Cowra	⊠

VIC

Melbourne	
Global Headquarters	11
Abbotsford Brewery	11
Yarra Valley	⊠ 11
St Hubert's	
Coldstream Hills	
Mornington Peninsula	⊠ 11
T'Gallant	
Murray Darling	⊠ 11
Lindemans Karadoc	
Rutherglen	⊠ 11
Baileys of Glenrowan	
Grampians	⊠ 11
Seppelt Great Western	
Drumborg	⊠
Heathcote	⊠

SA

McLaren Vale	⊠ 12
Rosemount Estate	
Barossa Valley	⊠ 12
Saltram Estate	
Wolf Blass	
Penfolds	
Eden Valley	⊠
Coonawarra	⊠ 12
Wynns Coonawarra Estate	
Clare Valley	⊠ 12
Annie's Lane	
Adelaide Hills	⊠ 12
Penfolds Magill Estate	
Langhorne Creek	⊠

QLD

Yatala Brewery	13

TAS

Cascade Brewery	14

WA

Margaret River	⊠ 15
Devil's Lair	

*Unless otherwise stated, 2008 and prior years refer to the period end 30 June and all dollars are Australian dollars.

From the Chairman

We are committed to getting the basics right.

We have the ingredients – leading brands, quality assets, a strong balance sheet and talented people – to build success and develop and communicate a clear growth path ahead.


David Crawford
Chairman

The right ingredients
With a portfolio of more than 200 premium brands, operations on five continents and a history stretching back over 160 years, we've built something unique at Foster's.

We are Australia's premier drinks business – with a leading portfolio of beer, wine, cider and spirits brands. In just over a decade, we have become a major player in global premium wine.

A talented workforce of 7000 people maintain the strictest quality standards across our vineyards, wineries, bottling centres, breweries and distilleries in six countries.

Our balance sheet is in excellent shape, with conservative levels of debt and a stable credit outlook, and we are generating robust cash flows.

Delivering results
In the twelve months to 30 June, we delivered net profit of $111.7 million, and earnings per share of 5.8 cents, post significant items and SGARA. Cash flow after dividends was up 52 per cent. Dividends in 2008 were 26.25 cents per share, taking the total capital returned to shareholders since the purchase of Southcorp in May 2005 to $1.5 billion.

Global beer, cider and spirits earnings rose 7.7 per cent and account for 70 per cent of total Group earnings. While beer sector competition is increasing, Foster's continues to generate robust returns.

Our Australia, Asia and Pacific business is performing well, with strong beer earnings driving a 9.0 per cent increase in net profit for the region before significant items and SGARA. We achieved solid performance for our international portfolio in Europe, the Middle East and Africa.

A marked deterioration in the US economy, combined with the continued strength of the Australian dollar, resulted in ongoing price pressure on Australian wine exports and reduced earnings, notably in the Americas.

Improving returns
Our challenge is clear. We must continue to optimise our returns on beer and exploit the growth potential of our wine portfolio to drive improved shareholder returns.

We've acknowledged the issues in the wine sector and have taken write-downs and provisions of $730.4 million before tax in 2008. We have also commenced a broad strategic review of our wine business. These actions are a measured and proportionate response to trading conditions and our performance in wine.

People and environment
We are committed to our goal of 'zero harm' to our people and the environment. A fatal incident in Fiji that took the lives of two workers this year has reinforced to us that we must do more to protect our people. Our efforts are guided by an expanded, group-wide focus on Occupational Health and Safety. We remain committed to energy efficiency and water, carbon and waste reduction and continue to provide strong support for community and responsible drinking initiatives.

Transforming our business
Innovation remains at the core of our business with launches in 2008 including an expanded Beringer California Collection range, Rosemount 'O' and Cascade Green, our first 'greener choice' 100 per cent carbon offset beer. We continue to introduce existing products and brands into new markets with great success. We have also completed the most significant logistics transformation ever undertaken in our Australian business, closing a net total of 24 warehouses and introducing standard warehouse and ordering systems and 'single delivery' capacity to metro regions across the country.

During the period, the Board accepted the resignation of Chief Executive Officer, Trevor O'Hoy. On behalf of the Board, I want to sincerely thank Trevor for his hard work and dedication throughout his 33 year career with Foster's.

Since September 2007, we have welcomed three new Board members with strong executive experience in Paul Clinton, Michael Ullmer and Ian Johnston, who has also assumed the role of Acting Chief Executive Officer while an international search for a permanent CEO is underway.

We expect that the new CEO, once appointed, will play a pivotal role in our future strategy and leading the delivery of our wine review outcomes.

I look forward to sharing our success with you as we continue to build one of the world's great drinks businesses.

Executive Management

Ian Johnston

Acting Chief Executive Officer

Ian became Acting Chief Executive Officer on 21 July 2008. He has extensive experience in the international food and beverage industry with Unilever in Australia, Canada and Europe and Cadbury Schweppes in Australia and the UK. Prior to his retirement in 2000 he was Managing Director Global Confectionery and Board Director of Cadbury Schweppes plc based in London. Since leaving Cadbury Schweppes Mr Johnston has advised a broad group of private companies and was briefly a non-executive Director of Coles Group Limited in 2001. Mr Johnston is a Director of Goodman Fielder Limited. He has been a Director of Foster's Group Limited since September 2007.

Angus McKay

Chief Financial Officer

Angus was appointed Chief Financial Officer of Foster's Group in January 2008, after holding the positions of Vice President, Corporate; Finance Director, Carlton and United Beverages Limited; and Director, Finance Australia, Asia and Pacific since joining Foster's in 2004. Angus has over 20 years of Australian and International experience in senior finance roles at Fonterra, Diageo and IBM Australia.

Martin Hudson

Chief Legal Officer & Company Secretary

Martin became Chief Legal Officer and Company Secretary in August 2006. Martin joined Foster's as Senior Vice President and Chief Legal Counsel in July 2005. He was previously Company Secretary and Chief General Counsel of Southcorp Limited, Chief General Counsel to the Pacific Dunlop Group of Companies and a Managing Partner of national law firm Freehills. Martin has 38 years of international legal and senior management experience.

Jamie Odell

Managing Director

Australia, Asia and Pacific

Jamie became Managing Director, Australia, Asia and Pacific in August 2006. He was previously Managing Director, Foster's Wine Estates. Jamie joined Foster's in April 2000 as Managing Director Trade Asia Pacific before transferring to the Wine Trade Operational Review in the role of Chief Operating Officer. Before joining Foster's, Jamie held numerous management roles with Allied Domecq in the UK and Asia Pacific.

Scott Weiss

Managing Director

Americas

Scott became Managing Director, Americas in August 2006. He was previously Managing Director Foster's Wine Estates Americas, overseeing the combined businesses of former Southcorp Wines Americas and Beringer Blass Wine Estates North America. Prior to joining the Foster's Group, Scott was President, Southcorp Wines, the Americas. Scott has 16 years of marketing and general management experience with Procter & Gamble, Bristol-Meyers Squibb and the Clorox Company.

Peter Jackson

Managing Director Europe, Middle East and Africa

Peter became Managing Director, Europe, Middle East and Africa in August 2006. He was previously Managing Director, Foster's Wine Estates, EMEA and Vice President European Sales for Southcorp Wines. He joined Foster's as Commercial Director – Continental for Foster's Wine Estates in 2005. Peter has 20 years experience in marketing and general management roles with Anheuser-Busch and Bass.

Michael Brooks

Chief Supply Officer

Michael became Chief Supply Officer in August 2006. He was previously Director Commercial Services and Capability for Foster's. Michael began his career at Foster's in 1975, and has managed both the Kent and Abbotsford breweries and national operations and logistics for Carlton and United Beverages Limited. Most recently, Michael has overseen the integration of Southcorp following Foster's acquisition of the group in May 2005.

David Bortolussi

Chief Strategy Officer

David became Chief Strategy Officer in August 2006. Since joining the Foster's Group in 2004 as Vice President, Global Strategy and Business Development, David has led major strategy projects including the acquisition of Southcorp and the divestment of the Foster's brand in Europe. Prior to joining Foster's Group, David spent 15 years as a consultant with McKinsey & Company and was an advisor with PricewaterhouseCoopers Corporate Finance.

Sue Smith

Chief Human Resources Officer

Sue became Chief Human Resources Officer in May 2008. Since joining Foster's in 2004 Sue has held senior human resource and people management roles, most recently as Director, Human Resources for Foster's Australia, Asia & Pacific operating business. Prior to joining Foster's, Sue held senior human resource management roles at GE Consumer Finance Australia and New Zealand (now GE Money) and Colonial Services Pty Ltd.

Trevor O'Hoy

Chief Executive Officer and Executive Director of Foster's Group for the reporting period, Trevor O'Hoy stepped down from his role on 21 July 2008. Mr O'Hoy spent 33 years with the Foster's Group and was previously Managing Director of Carlton and United Beverages Limited, Chief Financial Officer of Foster's Group Limited and a director of a number of subsidiaries of Foster's Group Limited.

Corporate Governance Statement

Foster's supports the Australian Securities Exchange's (ASX) Corporate Governance Council's Corporate Governance Principles and Recommendations (ASX guidelines). We are committed to delivering best practice in corporate governance and transparency in reporting. During the reporting period, Foster's has been compliant with all ASX guidelines.

The charters, codes and policies in respect of Foster's corporate governance practices referred to in this Statement are available on the corporate governance section of the Foster's website – www.fostersgroup.com

Principle 1: Lay solid foundations for management and oversight

Board of Directors

The Foster's Board is responsible for the overall corporate governance of the Company. The Board Charter sets out the following objectives of the Board:

- To provide strategic guidance for the Company and effective oversight of management;
- To optimise Company performance and shareholder value within a framework of appropriate risk assessment and management; and
- To recognise the Company's legal and other obligations to all legitimate stakeholders.

The Board Charter specifies the Board's responsibilities towards the achievement of these objectives as being:

- Oversight of the Company, including its controls and accountability systems;
- Appointing and removing the Chief Executive Officer and approving his/her terms of engagement and termination benefits;
- Ratifying the appointment and removal of members of the Foster's Leadership Team, approving their terms of engagement and termination benefits, and monitoring their performance;
- Providing input into, and final approval of, management's development of corporate strategy and performance objectives, and monitoring performance against the plan;
- Reviewing, ratifying and monitoring systems of risk management and internal control, codes of conduct and legal compliance;
- Protecting the Company's financial position and its ability to meet its debts and other obligations as they fall due; and
- Ensuring that the Company's accounts comply with relevant accounting standards and present a true and fair view.

The Board has delegated responsibility for operating and administering the Group to the Chief Executive Officer, who is accountable to the Board for the performance of these duties.

The Board Charter requires an independent non-executive Director to hold the position of Chairperson of the Board.

Principle 2: Structure the Board to add value

The Foster's Constitution specifies the number of Directors may be not less than the number required by the Corporations Act (currently three), nor more than fifteen (or such number within this range as the Board may determine from time to time). The Board has determined that for the time being the maximum number of Directors is seven.

Directors

The members of the Foster's Board as at the date of this report are:

David A Crawford (since August 2001)

M Lyndsey Cattermole, AM (since October 1999)

Paul A Clinton (since March 2008)

Ian D Johnston (since September 2007)

Graeme W McGregor, AO (since April 1999)

Max G Ould (since February 2004)

Michael J Ullmer (since July 2008)

Details of the respective Directors' qualifications, directorships of other listed companies, including those held at any time in the three years immediately before the end of the financial year, experience and other responsibilities are provided in the Directors' Report – refer page 10 of this Annual Report.

Directors' independence

As required under the Board Charter and ASX guidelines, the Board comprises a majority of independent non-executive Directors.

The Charter states that Foster's will regard a non-executive Director as independent if he or she is not a member of management and is free of any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the independent exercise of their judgement.

When determining the independent status of a non-executive Director, the Board will take into account whether he or she:

- Is a substantial shareholder of the Company or an officer of, or otherwise associated directly with a substantial shareholder of the Company;
- Is employed, or has previously been employed in an executive capacity by the Group, and there has not been a period of at least 3 years between ceasing such employment and serving on the Board;
- Has within the last three years been:
  - principal of a material professional adviser to the Group;
  - a material consultant to the Group; or
  - an employee materially associated with the service provided by such adviser or consultant to the Group;
- Is a material supplier or customer of the Group, or an officer of, or otherwise associated directly or indirectly with, a material supplier or customer; or
- Has a material contractual relationship with the Group other than as a Director of the Company.

The Board has determined materiality thresholds for assessing the independence of Directors. Under those thresholds:

- A person will be regarded as a substantial shareholder if they hold more than five per cent of the Company's voting shares;
- An adviser will be a material professional adviser or consultant where the billings to the Company are more than five per cent of the adviser's or consultant's total revenues;
- A supplier to the Company will be a material supplier where the Company accounts for more than five per cent of the supplier's revenues; and
- A customer of the Company will be a material customer where the customer accounts for more than five per cent of the Company's revenues, or the Company accounts for more than five per cent of the customer's costs.

Whether or not a material contractual relationship exists will be determined, on a case-by-case basis, consistent with these thresholds.

Applying these criteria the Board has determined that save for Mr Johnston (who became an executive Director on 21 July 2008), all other Directors are independent.

Board Committees

The Board carries out a number of its duties and responsibilities through specific Board Committees:

- Audit Committee
- Risk and Compliance Committee
- Human Resources Committee
- Succession Committee.

The Charters of the Board Committees set out the respective duties and responsibilities of each particular Committee.

Each Committee is entitled to the resources and information it requires, including direct access to employees and advisers.

All Foster's Directors receive copies of all Board Committee papers and may attend meetings of all Board Committees whether or not they are members.

Details of individual Director's memberships of Board Committees are provided in the biographies included in the Directors' Report – refer page 12 of this Annual Report.

Directors' attendance at Board and Board Committee meetings

The number of Board and Board Committee meetings held in the period each Director held office during the financial year, and the number of those meetings attended by each Director, are provided in the Directors' Report – refer to page 13 of this Annual Report.

The Board's performance is enhanced by providing non-executive Directors with regular briefings on the Group's operations, together with site visits and presentations by external parties in a range of fields.

The non-executive Directors meet without the presence of management during the course of regular Board meetings and on at least three occasions during the year outside of the regular Board meetings.

Independent advice

The Board, an individual Director or a Committee, may engage an independent external adviser in relation to any Board matter, at the expense of the Company. Before the external advice is sought, consent needs to be obtained. In the case of:

- The Board – from the Chairperson;
- An individual Director – from the Chairperson or the relevant Committee Chairperson, as the case may be;
- A Committee – from the Committee Chairperson;
- The Chairperson – from the next most senior Director.

The Chairperson or a Committee Chairperson, as applicable, may determine that any external advice received by an individual Director be circulated to the remainder of the Board.

Succession Committee

The Succession Committee consists entirely of independent non-executive Directors. One of the Committee's members is required to be the Board Chairperson, who, under the Succession Committee Charter, is the Chairperson of the Committee. The Committee meets as required and at least twice per year. The Chief Executive Officer is invited to attend meetings as required.

The Committee's role is to review and make recommendations to the Board on the composition, size and commitment of the Board. Its duties include:

- Assessing the necessary and desirable competencies of Board members;
- Evaluating the range of skills, experience and expertise on the Board prior to making any recommendation for an appointment;
- Identifying individuals qualified to become Board members following an assessment of their skills, experience, expertise and likely level of commitment, and recommending them to the Board;
- Developing and implementing succession plans and plans for enhancing Director competencies; and
- Reviewing the performance of the Board, Board Committees, individual Directors and the Chief Executive Officer.

The Group will not invite any past or present lead audit partner of the firm engaged as Foster's external auditor to be a Director of the Board.

Annually, the Board conducts a formal review of its effectiveness and the effectiveness of the Board Committees and individual Directors. The views of individual Directors and the views of the Foster's Leadership Team are canvassed.

Following each review:

- The performance of individual Directors is discussed by the Chairperson with each Director (and in the case of the Chairperson, by a Director chosen by the Board for the purpose); and
- The performance of the Board and Board Committees is discussed by the Board at its next meeting after conclusion of the review.

At least every two years, the Board engages external consultants to conduct a comprehensive review of the effectiveness of the Board, its Committees and individual Directors. This review is conducted against the terms of the Board Charter or relevant Committee Charter (as the case may be), and includes surveys of each Director, The Foster's Leadership Team and relevant external persons. The next external review is scheduled for financial year 2009.

In relation to the performance of the Chief Executive Officer, this is measured against agreed annual key performance objectives consistent with the Company's Individual Performance Management program.

The evaluation of senior executives' performance is addressed as part of the processes described in the Remuneration Report.

Principle 3: Promote ethical and responsible decision-making

Code of Conduct

Foster's recognises that its reputation is one of its most valuable assets, and is founded largely on the ethical behaviour of the people who represent the Group.

The Board has approved a Code of Conduct that sets out the principles for ethical behaviour by all Group personnel. This ethical framework provides the foundation for maintaining and enhancing Foster's reputation.

Foster's Code of Conduct therefore commits its Directors, employees, contractors and consultants to not only comply with the law, but to conduct business in accordance with the highest ethical conduct so that, as a global supplier of premium alcoholic and non-alcoholic beverages, we:

- Demonstrate our corporate responsibility by among other things encouraging the responsible consumption of our products;
- Conduct business with integrity, honesty and fairness;
- Value and respect diversity in a workplace in which no-one is discriminated against on the basis of gender, age, race, religion, sexual orientation or marital status; and
- Exercise high ethical conduct in observing the spirit and letter of our legal obligations.

Any breach of the Code of Conduct is a serious matter that may give rise to disciplinary action, including dismissal and legal action.

The Code of Conduct is available on the Foster's website – www.fostersgroup.com

Whistleblower Policy

In accordance with Foster's Whistleblower Policy, employees aware of any matter or behaviour that may contravene the Code of Conduct, Foster's policies or the law are encouraged to:

- Take the matter up with their immediate supervisor or manager;
- Report the matter to their Human Resources Manager, a more senior manager or the Company Secretary; or
- In instances where an employee wishes to remain anonymous, call the confidential external Whistleblower Service Provider where concerns can be raised privately.

The Whistleblower Policy provides that all reports will be thoroughly investigated, and that, where applicable, feedback on the outcome of the investigation will be provided to the person making the report. Any person who makes a report will not be discriminated against or disadvantaged in their employment with the Group simply for making a report.

The Whistleblower Policy is available on the Foster's website – www.fostersgroup.com

Business dealings with the Company and conflicts of interest

The Company has procedures in place for the reporting of any matter which may give rise to a conflict between the interests of a Director and those of the Company.

Employees are required annually to disclose arrangements where a potential conflict may arise. A register of interests so declared is maintained by the Company Secretary. When a potential conflict of interest arises, employees must advise the Company Secretary and their immediate supervisor. A decision is then made as to whether the reported activities may continue.

Where the Board is considering a matter in which a Director has a material personal interest, that Director may not be present during Board or Board Committee discussions nor vote on the matter unless permitted under specific circumstances in accordance with the Corporations Act.

Political donations

Foster's also has in place a policy prohibiting donations, whether in cash or kind, to any political party or organisation, politician or candidate for public office in any country in which it operates.

External directorships

Key executives are permitted to hold one non-executive directorship of an external public company, depending on the particular circumstances, but only on the recommendation of the Chief Executive Officer for approval by the Board. Such a public company must not be a competitor, supplier or customer of the Group, nor can the directorship create an actual or potential conflict of interest with the Group's business activities.

Share Trading Policy

Foster's has a policy applying to all Directors, those employees reporting directly to the Chief Executive Officer (Foster's Leadership Team) and other employees of Foster's that prohibits insider trading in accordance with the Corporations Act and prescribes certain requirements for dealing in Company Shares. Under the policy:

- Unless they have the prior approval of the Company Secretary, employees, other than Directors and members of the Foster's Leadership Team, must not deal in Company Shares, except during the following Trading Windows:
  - in the period beginning two calendar days after lodgement of the Company's half year and annual profit announcements with the ASX and concluding one month after that lodgement;
  - in the period from lodgement of the Company's printed Annual Report with the ASX to one month after the holding of the Company's Annual General Meeting; and
  - during the period when Company Shares can be acquired under a prospectus issued by the Company.
- Before any Director or member of the Foster's Leadership Team deals in any Company Shares at any time, including during Trading Windows, they must discuss the proposed dealing with (and obtain approval from):
  - the Chairperson, in the case of Directors and the Foster's Leadership Team; or
  - in the case of the Chairperson, a Director chosen by the Board for that purpose.
- Dealings for short-term gain and the use of forward contracts by any Director, member of the Foster's Leadership Team or other employees are prohibited at any time unless prior approval is obtained from the Chairperson.
- Employees (including members of the Foster's Leadership Team) are prohibited from entering into any arrangement (including options or derivative products) that may alter the economic benefit they may derive with respect to their participation in any unvested equity-based incentive award or grant.
- No Director or member of the Foster's Leadership Team may enter into a margin loan or similar funding arrangement to acquire any Company Shares.

The Share Trading Policy is available on the Foster's website – www.fostersgroup.com

Corporate sustainability

Foster's adopts an integrated approach to corporate sustainability. We are committed to continuously improving our business practices to maximise positive and minimise negative social, environmental and economic impacts. This enhances employee engagement and retention, supports our corporate reputation, manages risk and protects our social licence to operate.

Our annual Sustainability Report is available at www.fostersgroup.com. The Report provides details of the sustainability work undertaken at Foster's, with an emphasis on outcomes and impact.

Corporate Governance Statement continued

Principle 4: Safeguard integrity in financial reporting

Chief Executive Officer and Chief Financial Officer declaration

The Chief Executive Officer and Chief Financial Officer have provided a written declaration to the Board that the Company's financial records have been properly maintained, and that the Company's financial statements and notes give a true and fair view and comply with accounting standards. In addition, to meet the requirements of Principle 7, this declaration also confirms that it is founded on a sound system of risk management and internal control which is operating effectively in all material respects in relation to financial reporting risks.

Audit Committee

The Audit Committee consists entirely of independent non-executive Directors, including Graeme W McGregor and Michael J Ullmer, who both have comprehensive financial experience. One of the Committee's members is also the Chairperson of the Risk and Compliance Committee. The Committee meets as required and at least four times per year. The Chairperson of the Board is not permitted to Chair this Committee.

The Committee's role is to assist the Board to independently verify and safeguard the integrity of the Company's financial reporting, and review and evaluate all material capital management financing and treasury risk management proposals. The Committee's primary responsibilities are to:

- Assess whether the Company's external reporting is legally compliant, consistent with Committee members' information and knowledge, and suitable for shareholder needs;
- Assess the management processes supporting external reporting;
- Liaise with the external auditors and ensure that the annual statutory audit and half-year review are conducted in an effective manner;
- Make recommendations for the appointment or removal of the external and the internal auditors;
- On an annual basis, assess the performance and independence of the external and internal auditors; and
- Monitor the coordination of the internal and external audits.

The lead external audit partner is required to rotate off the audit after a maximum of five years. The internal audit function may not be performed by the external auditors.

The Audit Committee has unlimited access to both internal and external auditors, to senior management and other employees of Foster's. At each meeting they attend, the Committee has the opportunity to meet with the external and internal auditors without management present.

Principle 5: Make timely and balanced disclosure

As a priority, Foster's observes its disclosure obligations under the ASX Listing Rules and the Corporations Act, and has in place well developed procedures for dealing with compliance.

Foster's has a Disclosure Policy that sets out the procedures and requirements expected of all employees of the Company, including Directors, executive officers and senior executives relating to the Company's compliance with these obligations.

The Disclosure Policy is available on the Foster's website – www.fostersgroup.com

The Foster's website also contains recent ASX announcements, Annual Reports and financial report announcements, as well as relevant speeches and support material provided to the media and investment market.

Principle 6: Respect the rights of shareholders

Foster's Shareholder Communication Policy encourages and promotes effective communication with shareholders and effective participation at General Meetings. Foster's, on an ongoing basis, examines how best to take advantage of technology to enhance shareholder communications and how to use General Meetings to enhance two-way communication. Foster's maintains an up-to-date website to complement the official release of information to the market.

The Shareholder Communication Policy is available on the Foster's website – www.fostersgroup.com

The external auditor attends the Annual General Meeting and is available to answer shareholder questions about:

- The conduct of the audit;
- The preparation and content of the auditor's report;
- The accounting policies adopted by the Company in relation to the preparation of the financial statements; and
- The independence of the auditor in relation to the conduct of the audit.

Principle 7: Recognise and manage risk

Risk management processes

The Board has approved a Risk and Assurance Framework and supporting processes to oversee and manage risk.

Foster's Risk and Assurance Framework is founded on a clear risk management philosophy and accountabilities driven by governance and operation. The Framework describes Foster's risk and assurance systems and the supporting management disciplines in place to bring these systems to life. It explains the philosophy and structure required to recognise business improvement opportunities through the management of risk. The Framework is action-oriented and requires people to focus on the right things, prepare effective action plans and to be held accountable for their actions. The Framework acknowledges that all employees have a role in managing risk and in particular they are encouraged to report incidents, hazards and risks without fear. At Foster's the management of risk is not treated as a separate discrete function, but as an integrated ingredient in the way employees work.

A summary of the Risk and Assurance Framework is available on the Foster's website – www.fostersgroup.com

The processes to support the Framework are under ongoing review, and include:

- An enterprise-wide risk management system to enable the identification, management and reporting of risk throughout the business. The model is consistent with ASX guidelines for risk management and the standard on risk management AS/NZS4360. The system deals with risk at all levels, including strategic, operational, compliance and financial risks;
- A compliance program where Group executives are required to bring certain matters to the attention of Directors on a six-monthly basis or sooner where appropriate. The objective of the compliance program is to report non-compliance with its legal and regulatory obligations. The program requires specific executives to sign-off that all non-compliance in their area of responsibility has been reported. The program covers all actual or potential non-compliance with legal or regulatory requirements, including anti-discrimination and sexual harassment, employee and industrial relations, environment and occupational health and safety. The Group takes its regulatory obligations seriously and looks for initiatives to improve its standard of compliance on an ongoing basis;

- A crisis and incident management system that facilitates the reporting of all incidents to management and the escalation of potentially serious issues that may affect the Group's operations, brands or corporate reputation, to more senior levels of management and appropriate corporate personnel. The system is designed to ensure that potentially critical issues are reported quickly and shared with the right people to enable the Group to implement an effective and timely response;
- Regular reports by management to Directors, both oral and written, in addition to the compliance reporting program that covers the financial standing, operating results and business risks of the Group. This is supplemented by the annual declaration referred to on page 14 of this Annual Report;
- A Control Self Assessment process whereby relevant staff assess the effectiveness of the controls in the processes and systems they are responsible for administering in a fashion that assists in providing a basis for the aforementioned annual declaration;
- A clearly defined organisation structure with approved authority limits;
- Annual budgeting and monthly reporting systems for all business units, which enable progress against the strategy and annual plan to be monitored, trends to be evaluated and variances to be addressed;
- Procedures relating to capital expenditure, asset and liability management;
- Policies to manage the financial risks, including hedging foreign exchange exposures;
- Appropriate due diligence procedures for corporate acquisitions and disposals;
- Risk engineering program that is aimed at reducing the risk of damage to property and interruption to business activities; and
- Comprehensive Group-wide insurance program that includes a captive insurance company.

Risk and Compliance Committee

The Risk and Compliance Committee consists entirely of independent non-executive Directors. One of its members is required to be the Chairperson of the Audit Committee. It meets as required and at least four times per year. The Chairperson of the Board is not permitted to Chair this Committee.

The Committee's role is to assist the Board to:

- Actively promote ethical and responsible decision-making;
- Ensure that the Company recognises legal and other obligations to all legitimate stakeholders;
- Establish a sound system of risk oversight and management and internal control; and
- Ensure that the Company's systems and processes are properly controlled and functioning effectively.

Internal audit

Internal audit monitors the internal control framework Group-wide. The Risk and Compliance Committee approves the annual internal audit plan with respect to operational aspects, reviews reports and agreed actions, and ensures that planned audit activities are aligned to business risks. The Audit Committee oversees the process with respect to financial aspects.

Principle 8: Remunerate fairly and responsibly

Human Resources Committee

The Human Resources Committee consists entirely of independent non-executive Directors and meets as required and at least three times per year.

This Committee's role is to assist the Board to independently ensure that the Company establishes appropriate Human Resources strategies and policies consistent with best practices and business requirements, and adopts and complies with remuneration policies that:

- Attract, retain and motivate high calibre executives and Directors so as to encourage enhanced performance of the Company;
- Are consistent with the human resource needs of the Company;
- Motivate management to pursue the long-term growth and success of the Company within an appropriate control framework; and
- Demonstrate a clear relationship between executive performance and remuneration.

Remuneration Report

The Remuneration Report, which has been included in the Directors' Report, provides information on the Group's remuneration policies and payment details for Directors and senior executives.

Directors' Report

The Directors present their report on the consolidated entity comprising Foster's Group Limited and the entities it controlled at the end of, or during, the year ended 30 June 2008.

Principal activities

The principal activities of the Group during the period were the production and marketing of alcoholic beverages.

Review of operations

The consolidated net profit of the Group after income tax expense and minority interests, attributable to shareholders was $111.7 million, a decrease of 88.4 per cent on the previous corresponding period result of $966.2 million.

Continuing operations net profit after tax attributable to shareholders was $105.2 million, a decrease of 86.4 per cent on the previous corresponding period of $773.1 million. Net profit attributable to minority interests was $5.8 million compared with $3.7 million in the previous corresponding period. Tax expense on continuing operations was $154.7 million, a 38.0 per cent decrease on the previous corresponding period of $249.6 million. Net interest expense was $144.7 million, a decrease of 22.7 per cent on the previous corresponding period of $187.1 million.

A net material loss after tax of $605.8 million was recognised in current period continuing operations attributable to wine business impairment charges and provisions. The prior period result included a net material gain of $107.8 million after tax attributable to profit on the sale of the Kent brewery site partly offset by closure costs of the North Fremantle brewery.

Discontinued operations' profit after tax was $6.5 million compared with $193.1 million in the previous corresponding period. The financial result for discontinued operations comprises both trading activity and the financial outcome from divestments. The current period discontinued operations comprises a net gain mainly attributable to the Sobemab European wine services business, which was divested in May 2008. The prior period discontinued operations result included profit on the divestment of the India and Vietnam breweries of $204.9 million after tax, partly offset by a loss of $35.2 million after tax arising from the divested Clubs and Services businesses.

Continuing operations earnings before interest and tax was $410.4 million, a decrease of 66.2 per cent on the previous corresponding period of $1,213.5 million. Continuing operations earnings before interest, tax and material items (EBIT) was $1,140.8 million, an increase of 2.1 per cent on the previous corresponding period of $1,116.8 million. The EBIT contribution from each operating division was as follows:

- Australia, Asia and Pacific EBIT was $949.9 million, an increase of 14.3 per cent on the previous corresponding period of $831.2 million.
- Americas EBIT was $151.2 million, a decrease of 40.7 per cent on the previous corresponding period of $254.9 million.
- Europe, Middle East and Africa EBIT was $87.3 million, an increase of 6.2 per cent on the previous corresponding period of $82.2 million.
- Corporate division costs before tax were $47.6 million, a decrease of 7.6 per cent over the previous corresponding period of $51.5 million.

Material items

The current period results included wine business impairment charges of $730.4 million ($605.8 million after tax) comprising asset impairment in the Australia, Asia and Pacific region of $292.7 million ($265.3 million after tax) and asset impairment and provisions in the Americas of $437.7 million ($340.5 million after tax).

The previous corresponding period included a net material gain before tax of $96.7 million ($107.8 million after tax) comprising:

- Net profit before tax on the sale of the Kent brewery site of $130.6 million ($131.5 million after tax); partly offset by:
- Closure costs of the North Fremantle brewery of $33.9 million before tax ($23.7 million after tax).

Discontinued operations

The net profit after tax from discontinued operations of $6.5 million, mainly associated with the Sobemab European wine services business, comprised a net profit after tax from trading activities of $3.6 million and net divestment profit after tax of $2.9 million.

The previous corresponding period included a net profit after tax from discontinued operations of $193.1 million comprising:

- Clubs and Services net profit after tax from trading activities of $24.6 million;
- International beer operations net loss after tax from trading activities of $1.2 million;
- Clubs and Services net loss after tax of $35.2 million from the divestment of the Clubs and Services operations in Australia Asia Pacific, Europe, Middle East and Africa and Americas, including a provision for impairment on the Sobemab net assets; and
- Net profit after tax on the sale of the India and Vietnam breweries of $204.9 million.

Net debt is regarded as a Group Treasury function as part of continuing operations. Net interest expense has therefore not been reported as part of discontinued operations.

Material changes to state of affairs

In June 2008 the Company announced a non-cash write down to wine asset carrying values following continuing disappointing results from wine in the Americas and slower revenue growth in Australia. A broad ranging review of the global wine strategy and operations was instigated. The Company expects the wine review will be concluded during the first half of fiscal 2009. At the same time the Company announced Trevor O'Hoy's intention to resign as the Chief Executive Officer.

Shares

Movement in shares during the period were as follows:

Movement in Contributed Equity	Number of ordinary fully paid shares	
	million	$m
Balance at 1 July 2007	1,970.8	3,612.9
Off-market buy-back	(42.9)	(79.7)
On-market buy-back	(15.9)	(100.0)
Dividend reinvestment plan	8.8	55.9
Employee share plans	0.7	4.2
Balance at 30 June 2008	**1,921.5**	**3,493.3**

On 28 August 2007 the Company announced its intention to return capital to shareholders through a combination of an off-market and on-market share buy-back program.

The tendering process for the off-market share buy-back was completed in October 2007 with 42,956,371 ordinary shares, representing 2.2% of issued shares, bought back at a price of $5.82 per share. The buy-back amount comprised a capital component of $1.83 per share (recognised in share capital) and a fully franked dividend of $3.99 per share (recognised in retained earnings). The total cost of the off-market buy-back was $251.0 million with $79.7 million recognised in share capital and $171.3 million recognised in retained earnings.

With respect to the on-market share buy-back, 15,950,793 ordinary shares, representing 0.8% of issued shares, were bought back during November 2007 at prices ranging between $6.06 and $6.43 per share at an average cost of $6.27 per share. The cost of this on-market buy-back was $100.0 million.

The 2006/2007 final dividend of $256.3 million (13.0 cents per ordinary share) was paid on 1 October 2007. Dividend reinvestment plan participation resulted in 8,832,202 ordinary shares being issued at $6.37 per share, increasing share capital by $55.9 million including transaction costs.

The 2007/2008 interim dividend of $230.6 million (12.0 cents per ordinary share) was paid on 2 April 2008. No ordinary shares were issued pursuant to the dividend reinvestment plan as the requirement to satisfy shares under the plan were purchased on market.

Under the terms of the Employee Share Grant Plan 697,263 fully paid ordinary shares were issued during the period. These shares were issued at $6.40 per share calculated at the weighted average market price at the time of issue to eligible employees. A further 7,281 fully paid ordinary shares were issued pursuant to various employee share plans.

Dividend

The Directors have declared a final fully franked dividend of 14.25 cents per ordinary share, an increase of 9.6 per cent over the previous year. The total fully franked dividend for the year will amount to 26.25 cents per share, an increase of 10.5 per cent over the total fully franked dividend for 2006/2007.

Future developments

While the Company continues to meet its obligations in respect of continuous disclosure, further information beyond what is covered elsewhere in this report on likely developments, business strategies and prospects has not been included because, in the opinion of the Directors, such disclosure would unreasonably prejudice the interests of the Group.

Events subsequent to reporting date

On 21 July 2008 Trevor O'Hoy stepped down from the role of Chief Executive Officer. Ian Johnston, a Director of the Company, moved to the role of Acting Chief Executive Officer pending the appointment of a permanent successor to Mr O'Hoy.

Environmental regulation

Management of environmental issues is a core element of our operational strategy within the Group's businesses. As a beverage producer and retailer, producing safe quality products is core to its business. The Group's operations have a number of inputs including barley, hops, sugars and wine grapes; water, energy and other processing materials; glass bottles, aluminium cans and cardboard boxes. Our outputs including releases of wastes to sewers, natural waterways and land, and emissions to air, are regulated through a range of licences or permits and internal policies and procedures governing operation.

The Group's operations are also subject to a number of regulatory frameworks governing energy and water consumption, waste generation and greenhouse gas reporting. Compliance with the applicable regulatory programs has been incorporated into relevant business practices and processes.

Group policy is to ensure that all environmental laws and permit conditions are complied with. The Group monitors its operations through a Health, Safety and Environment Management System, overlaid with a compliance system overseen by the Risk and Compliance Committee. Although the Group's various operations involve relatively low inherent environmental risks, matters of non-compliance are identified from time to time and are corrected as part of routine management, and typically notified to the appropriate regulatory authority.

Under the compliance system, the Committee and the Board of Directors receive six monthly reports detailing matters involving non-compliance and potential non-compliance. These reports also detail the corrective actions that have been taken.

During the year under review the Group was not prosecuted for any breach of environmental regulations.

The Group is committed to not only complying with the various environmental laws to which its operations are subject, but also to achieving a high standard of environmental performance across all its operations. The Group is aware of, and currently planning for, the new Australian regulatory requirements, including the National Greenhouse and Energy Reporting Act 2007. The Group's environmental activities will be reported in the 2008 Sustainability Report, to be issued in October 2008.

Non-audit services and auditor independence

The Audit Committee has evaluated the overall effectiveness and independence of the external auditor, PricewaterhouseCoopers. As part of this process, the external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair its independence as auditor.

During the 2008 financial year remuneration to PricewaterhouseCoopers for non-audit services to the Group totalled $40,000 for taxation services (2007 $149,000 for taxation services). The Board, on advice of the Audit Committee, is satisfied that the provision of these services is compatible with the general standard of independence for auditors imposed by the Corporations Act.

The Board is satisfied that the provision of those services did not compromise the auditor independence requirements on the basis that the services are consistent with the Committee's Charter for non-audit services that had previously been approved by the Board, coupled with the transitional arrangements (agreed by the Board) that are in place relating to taxation services.

The auditor's independence declaration is attached as part of this report.

Directors' Report continued

Directors and Secretary

The members of the Board of Directors of Foster's Group Limited who held office during the year and up to the date of this report are as follows:

David A Crawford
M Lyndsey Cattermole AM
Paul A Clinton (since 25 March 2008)
Ian D Johnston (since 1 September 2007)
Graeme W McGregor AO
Max G Ould
Michael J Ullmer (since 1 July 2008)
Colin B Carter OAM (until 30 September 2007)
Frank J Swan (until 31 October 2007)
Trevor L O'Hoy (until 21 July 2008)

Details of the qualifications, directorships of other listed companies including those held at any time in the three years immediately before the end of the financial year, experience and other responsibilities of the members of the Foster's Board as at the date of this report are set out below.

David A Crawford B.Com., LLB, FCA, FCPA
Member of the Board since August 2001 (seven years) and Chairman since November 2007. He is an independent Director.

Current directorships: BHP Billiton Limited (since May 1994) and Lend Lease Corporation Limited (since July 2001, Chairman since May 2003). Previous directorship: Westpac Banking Corporation (from May 2002 to December 2007).

Mr Crawford has extensive experience in risk management and business reorganisation having worked with governments and major corporations. He is a former partner and National Chairman of KPMG and is on the Advisory Board of Allens Arthur Robinson.

Mr Crawford is the Chairperson of the Succession Committee and a member of the Human Resources Committee.

Ian D Johnston B.Com.
Member of the Board since September 2007 (one year). He is the Acting Chief Executive Officer of the Company (since 21 July 2008) and is the only Executive Director on the Company's Board.

Current directorship: Goodman Fielder Limited (since May 2008).

Mr Johnston has extensive experience in the international food and beverage industry with Unilever in Australia, Canada and Europe and Cadbury Schweppes in Australia and the UK. Prior to his retirement in 2000, he was Managing Director Global Confectionery and Board Director of Cadbury Schweppes plc based in London. Since leaving Cadbury Schweppes, Mr Johnston has advised a broad group of private companies and was briefly a non-executive Director of Coles Group Limited in 2001.

M Lyndsey Cattermole AM, B.Sc., FACS
Member of the Board since October 1999 (eight years). She is an independent Director.

Current directorship: Tattersall's Limited (since May 2005).

Mrs Cattermole has extensive information technology and telecommunications experience. She was a former Executive Director of Aspect Computing Pty Ltd and Kaz Group Limited. She has also held a number of significant appointments to government, hospital and research boards and committees.

Mrs Cattermole is the Chairperson of the Risk and Compliance Committee and a member of the Audit Committee.

Paul A Clinton Business Administration DipIT
Member of the Board since March 2008 (five months). He is an independent Director.

Mr Clinton has extensive experience with distribution systems in the United States and Canada. From 1988 he held a number of senior roles with Diageo Group, and its predecessors, culminating in 2000 with his appointment as President and CEO of Diageo North America. Prior to his retirement in 2003, Mr Clinton also sat on the Board of Directors of the Distilled Spirits Council of the United States.

Mr Clinton is a member of the Risk and Compliance Committee.

Graeme W McGregor AO, B.Ec., FCPA, FAICD
Member of the Board since April 1999 (nine years). He is an independent Director.

Previous directorships: Nufarm Limited (from January 2000 to July 2005) and Santos Limited (from September 1999 to September 2005).

Mr McGregor has extensive financial and business experience, having worked with large corporations and government. He was previously a member of the Financial Reporting Council and a Director of Foster's from 1992 to 1996.

Mr McGregor is the Chairperson of the Audit Committee and a member of the Risk and Compliance Committee.

Max G Ould B.Ec.
Member of the Board since February 2004 (four years). He is an independent Director.

Current directorships: AGL Energy Limited (since February 2006), Pacific Brands Limited (since February 2004) and Goodman Fielder Limited (since November 2005, Chairman since September 2006). Previous directorship: The Australian Gas Light Company (from January 2004 to October 2006).

Mr Ould has extensive experience in the fast moving consumer goods industry. He was the former Managing Director and Chief Executive Officer of National Foods Limited and is the former Chief Executive Officer of Pacific Dunlop's Peters Foods division and Managing Director of the East Asiatic Company.

Mr Ould is the Chairperson of the Human Resources Committee, and a member of the Succession Committee and the Audit Committee.

Michael J Ullmer BSc(Maths) (Hons), FCA, SF Fin.
Member of the Board since July 2008 (two months). He is an independent Director.

Current directorship: National Australia Bank (since October 2004).

Mr Ullmer has extensive strategic, financial and management experience over a 30 year career in international banking and finance. He is a former Chief Financial Officer of the National Australia Bank and is now the Bank's Deputy Group Chief Executive Officer. From 1982 until 1992 Mr Ullmer worked with KPMG in London, the US and Australia and then joined Coopers and Lybrand to lead their Asia Pacific Financial Services Group. In 1997 he joined the Commonwealth Bank of Australia as Group Chief Financial Officer and then Group Executive with responsibility for Institutional and Business Banking.

Mr Ullmer is a member of the Audit Committee.

The number of Directors' meetings and Board Committee meetings held in the period each Director held office during the year and the number of meetings attended by each Director are:

			Board Committees							
Director	Board		Audit		Human Resources		Risk & Compliance		Succession	
	A	B	A	B	A	B	A	B	A	B
C B Carter	2	2					1	1		
M L Cattermole	9	10	4	4			4	4		
P A Clinton	4	4					1	1		
D A Crawford	10	10	2	2	0	1			3	3
I D Johnston	9	9			1	1	2	2		
G W McGregor	10	10	4	4			4	4		
M G Ould	10	10	2	2	3	3			3	3
T L O'Hoy	10	10								
F J Swan	3	3			2	2			1	1

Column A indicates the number of meetings attended during the period the Director was a member of the Board and/or Board Committee.
Column B indicates the number of meetings held during the period the Director was a member of the Board and/or Board Committee.

Company Secretary

Martin M Hudson LLB, B Juris

Mr Hudson has 38 years of international legal and senior executive experience, including three and a half years as Company Secretary and Chief General Counsel of Southcorp Limited and six and a half years as Chief General Counsel to the Pacific Dunlop group of companies. He also has extensive experience with the national law firm Freehills, the last eight years in which he represented Freehills variously as Managing Partner/Chairman in the Melbourne office, a member of the National Board and senior partner in the London office. Mr Hudson is a Director of a number of subsidiaries of Foster's Group Limited. He is accountable to the Board through the Chairman on all governance matters. Mr Hudson joined the Group in July 2005.

Assistant Company Secretary

Robert K Dudfield B.Ec., CPA, ACIS

Mr Dudfield is the Assistant Company Secretary of Foster's Group Limited and the Company Secretary of a large number of its subsidiaries. Mr Dudfield has been an employee of the Group for more than 30 years.

Remuneration Report

The Remuneration Report, which comprises part of this Directors' Report, is presented separately on the following pages.

Options

In the financial year ended 30 June 2008 and up to the date of this report, no options were granted over unissued shares. Given the current use of the LTIP, the Company no longer intends to use options as part of its executive remuneration strategy. No options have been granted by the Company since 1998.

Details of LTIP grants made, in the financial year ended 30 June 2008 and up to the date of this report, to the Chief Executive Officer and five of the most highly remunerated executives of the Company, and of the maximum number of shares which may be issued under outstanding LTIP grants, are set out in section 7C of the Remuneration Report.

Indemnities and insurance

Rule 29 of the Company's Constitution provides that the Company will indemnify each officer of the Company against any liability incurred by that officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of that officer's duties to the extent permitted by law.

An officer for the purpose of this provision includes any Director or Secretary of the Company or the Company's subsidiaries, executive officers or employees of the Company or its subsidiaries and any person appointed as a trustee by, or acting as a trustee at the request of, the Company and includes former Directors.

The Company is a party to deeds of access, indemnity and insurance ('Deeds') the benefit of which Directors of the Company and its subsidiaries are entitled. The executive officers of the Company and its subsidiaries are also entitled to the benefit of Deeds.

Each of the Directors of the Company and the Secretary of the Company are entitled to the benefit of the indemnity under the Constitution and the Deeds.

No amount has been paid pursuant to those indemnities in the year ended 30 June 2008 or since that date to the date of this report.

The Company's Constitution permits the Company, subject to the Corporations Act 2001, to make payments by the way of premium in respect of any contract effecting insurance on behalf or in respect of an officer of the Company against any liability incurred by the officer arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer. The Deeds also provide for payment of those insurance premiums in respect of Directors and such officers. In accordance with normal commercial practices, under the terms of the insurance contracts, the details of the nature and extent of the liabilities insured against and the amount of premiums paid are confidential.

Rounding

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in the Directors' Report and financial report. In accordance with that Class Order, reported amounts have been rounded to the nearest tenth of one million dollars.

Directors' Report continued

Financial certification

The Chief Executive Officer and the Chief Financial Officer have provided to the Board a written declaration that the 2008 financial statements comply with accounting standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements and give a true and fair view.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne 26 August 2008.

David A Crawford
Chairperson

Ian D Johnston
Acting Chief Executive Officer

Auditor's Independence Declaration to the Directors of Foster's Group Limited

As lead auditor for the audit of Foster's Group Limited for the year ended 30 June 2008, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Foster's Group Limited and the entities it controlled during the period.

Andrew Mill
Partner
PricewaterhouseCoopers
Melbourne
26 August 2008

Remuneration Report

Contents

Section 1. Board Human Resources Committee
Section 2. Non-executive Directors' remuneration
Section 3. Executive remuneration policy and structure
Section 4. Chief Executive Officer's remuneration
Section 5. Nominated executives' contract terms
Section 6. Remuneration of Directors and nominated executives
Section 7. Equity instruments relating to Directors and nominated executives

Section 1. Board Human Resources Committee

The Human Resources Committee assists the Board to ensure the Company establishes remuneration strategies and policies aligned with best practice, that:

- Attract, retain and motivate high calibre executives and Directors so as to encourage enhanced performance of the Company;
- Are consistent with the needs of the Company;
- Motivate management to pursue the long-term growth and success of the Company within an appropriate control framework; and
- Demonstrate a clear relationship between executive performance and remuneration.

Section 2. Non-executive Directors' remuneration

Non-executive Directors are remunerated by way of fees in the form of cash, superannuation and equity, in accordance with Recommendation 8.2 of the ASX Corporate Governance Principles. In addition, they receive an allowance for Foster's beverages. Non-executive Directors do not participate in the Company's incentive plans and do not receive retirement benefits other than the superannuation contributions disclosed in this report.

Non-executive Directors' fee structure

The Board determines the fees payable to non-executive Directors, taking into consideration advice from external consultants. The fees and annual increases are consistent with those paid to non-executive Directors in comparable companies, while remaining within the fee limit of $1,750,000, approved by shareholders at the Annual General Meeting on 31 October 2007. Approval to increase this limit to $2,000,000 is being sought from shareholders at the 2008 Annual General Meeting. This will allow the company to increase fees by an amount that ensures they remain competitive, and to allow reasonable flexibility in adding new directors as appropriate. For 2009, individual Directors' fees are planned to increase by 10 per cent.

Non-executive Directors elect how they wish to receive their total fees – a combination of cash, superannuation contributions and shares – subject to meeting share acquisition and statutory superannuation requirements. Superannuation contributions are made into the Foster's Group Superannuation Fund, except where a non-executive Director has elected to contribute to an alternative fund. The following fee structure has applied to non-executive Directors since 1 January 2008:

Table 2A. Non-executive Directors' fees[1]

Chairman:	$435,000	
Non-executive Director:	$145,000	
Audit Committee:	Chair: $36,250	Member: $21,750
Risk & Compliance Committee:	Chair: $18,125	Member: $14,500
Human Resources Committee:	Chair: $18,125	Member: $14,500[2]
Succession Committee:	Chair: $10,875[2]	Member: $7,250

1 *Board fees are not paid to executive Directors as the responsibilities of Board membership are considered in determining the remuneration provided as part of their normal employment conditions.*

2 *Not paid to David Crawford since 1 November 2007 (Chairman does not receive committee fees).*

Non-executive Directors' share purchases

Non-executive Directors apply at least 20 per cent of their base Board fees to purchase shares on-market under the Directors' Share Purchase Plan. Under this plan, a non-executive Director must use at least 20 per cent of their pre-tax base Board fees to acquire shares in the Company, but may elect to use up to 100 per cent of pre-tax fees, including Committee fees (subject to meeting statutory superannuation requirements). The shares are held in trust for three years following the purchase of the shares, or until the Director ceases to be a Director of the Company, whichever occurs first.

Section 3. Executive remuneration policy and structure

Remuneration policy

Remuneration policies and practices are benchmarked using information and advice from external, independent consultants. In general, the Company sets remuneration levels against major corporations (excluding resource and financial services companies) or, where there is sufficient market depth, fast moving consumer goods (FMCG) companies. Global subsets of these markets are also used to set remuneration levels for senior executives.

The Company's remuneration policy ensures that remuneration levels properly reflect the duties and responsibilities of executives. When executives meet target levels of performance, the combined elements of remuneration are generally intended to deliver around market median. For superior performance, the Company aims to deliver rewards around the 75th percentile of benchmark companies. The Board also considers it important that key employees have ongoing share ownership in the Company.

In the normal course, the Board expects that over a period of five years, executives should aim to acquire Foster's shares to the value of one year's remuneration (one and a half years in the case of the Chief Executive Officer). The remuneration structure (explained below) was revised in 2007 to better support this policy.

Remuneration structure

Executives' remuneration is composed of the following elements:

- Fixed remuneration – including salary, non-monetary benefits and superannuation;
- Short-term incentives; and
- Long-term incentives.

A detailed description of each of these elements is provided below.

Remuneration packages are structured to ensure that a significant part of an executive's reward depends on achieving business objectives and generating returns for shareholders. Accordingly, the proportion of remuneration that is at risk (being the short- and long-term incentive elements) increases for more senior positions. The structure and relative proportion of each element is held as consistent as practicable on a global basis, with exceptions made to cater to markets where practice places greater emphasis on certain elements.

Remuneration Report continued

The following chart shows how remuneration is structured for executives and salaried employees:

Chart 3.1 Remuneration structure by level[1]



100%
80%
60%
40%
20%
0%
CEO[2]
Senior Executive[3]
Executive
Senior Management
Management
Other[4]
Fixed Remuneration
Target Long-Term Incentive[5]
Target Short-Term Incentive (cash component)
Target Short-Term Incentive (restricted shares component)

1 *Amounts shown reflect typical weightings only, as some variations in regional remuneration structures exist.*

2 *The CEO weightings are those that applied for Trevor O'Hoy, who had elected to receive any STIP payments primarily as shares acquired under the Directors' Share Purchase Plan. Ian Johnston, as Acting CEO, is not eligible for incentive payments.*

3 *Senior executives include all continuing Key Management Personnel excluding Directors.*

4 *Other employees include Australian, non-management salaried employees and equivalents in other countries. Short-term incentive payment opportunities may differ slightly by country.*

5 *Target long-term incentive opportunity reflects the market value, as determined at the time of offer, of shares offered for achieving median performance (for all tranches and both peer groups).*

Details of the actual remuneration for the Chief Executive Officer and nominated executives (being those executives whose remuneration arrangements are disclosed in accordance with AASB 124 'Related Party Disclosures' and the Corporations Act 2001) are shown in Section 6.

Fixed remuneration

Executives' fixed remuneration is either on a total remuneration basis (Australia) or, for those executives whose home country is not Australia, a base salary basis, where additional benefits are provided.

Australian executives

Fixed remuneration refers to total remuneration and includes any benefits that the executive has nominated to receive as part of his or her package. These may include motor vehicle leases, car parking and any additional superannuation contributions beyond that required by the Company.

The balance comprises a cash salary and mandatory superannuation contributions (the amount of which may vary depending on the section of the Foster's Group Superannuation Fund in which the executive participates). Executives may also receive non-monetary benefits in addition to their stated total remuneration. These may include product allocations (such as wine, beer or other Foster's beverages), event tickets, other miscellaneous benefits, and Fringe Benefits Tax associated with such benefits.

Non-Australian executives

Fixed remuneration structures differ slightly depending on the country of origin, but outside Australia, the typical practice is to have a base salary plus a number of benefits consistent with market competitive practice. References to fixed remuneration in this report refer only to the base salary component in relation to non-Australian employees.

The level of fixed remuneration is generally set by reference to the market median and is determined by the scope of the role and the level of knowledge, skill and experience required of the individual.

Fixed remuneration is reviewed annually to reflect each executive's performance over the previous year, as assessed through the Company's Individual Performance Management program. This program assesses employee performance against agreed key performance objectives and against five individual behaviours.

Short-term incentives

All executives participate in Foster's global Short Term Incentive Plan (STIP) which encourages executives to meet their individual performance targets, while supporting broader business objectives. Under the plan, each participant has a target opportunity, set as a percentage of fixed remuneration. For senior executives, this is typically 75 per cent, with one third of any payments delivered as shares under the Restricted Share Plan. The shares are subject to forfeiture if the employee resigns from the Company or otherwise leaves the Company in certain circumstances within three years of the date the shares are granted. These circumstances include employees who leave the Company for cause or who have failed to meet performance objectives.

Targets at all levels are set on the basis of independent external market data to ensure the target performance will be rewarded with around market median remuneration. Actual payments are determined by:

1. business financial performance, based on key business measures (explained below); and
2. individual performance, based on the Company's Individual Performance Management program.

Measuring business performance

The measures used to assess business performance may vary each year depending on business objectives. For the year ended 30 June 2008, the emphasis was on achieving the Group's earnings per share (EPS) targets, with return on capital employed (ROCE) also measured. Together, these two measures guided the bonus pools set for executives and employees generally. For the year ended 30 June 2008, bonus pools were down significantly on prior years, consistent with financial returns not meeting performance benchmarks. Although some funds have been made available to reward higher performers and the broader employee population, no bonuses were paid to senior executives.

For the year ending 30 June 2009, the measures used to drive STIP pools will be broadened to ensure a balanced focus on financial drivers and to allow flexibility in ensuring targets are aligned with an evolving business strategy. Regional and business unit performance against key financial measures will form the primary basis on which bonus pools are set. Group financial performance will also be taken into account. At the time of writing, final details of the plan's mechanics remain subject to finalisation by the Human Resources Committee.

Long-term incentives

The Foster's Long-Term Incentive Plan (LTIP) is designed to reward executives for delivering long-term shareholder returns and was last approved by shareholders in 2006. Under the plan, participants may be entitled to newly issued ordinary shares in the Company if certain performance standards are met (and subject to continued employment). Participation is at the Board's discretion, and no individual has a contractual right to participate in the plan or to receive any guaranteed benefit under the plan. In the year ended 30 June 2008, offers were made to 26 executives (down from more than 200 previously), ensuring that the participants are those who can most directly influence the underlying performance standard.

LTIP performance standard (peer group)

The LTIP performance standard is measured by total shareholder return (TSR), relative to a number of peer companies. Relative TSR performance provides an objective measure for rewarding the extent to which shareholder returns are generated, relative to the performance of companies in competition with Foster's for capital, customers and executive talent. Regular reporting to LTIP participants on TSR and peer group performance ensures constant attention to the ongoing level of shareholder return.

For offers made prior to 2006, there has been one peer group that has generally comprised the following:

- The top 20 to 30 companies by market capitalisation, listed on the ASX, excluding resource companies and foreign domiciled companies;
- Twenty other companies listed on the ASX in the same industry sector as Foster's; and
- Ten international companies in the same industry sector as Foster's.

Since 2006, the peer group has been selected on similar principles, but has been split into two. Foster's performance is measured against Australian companies, independently of performance against international alcoholic beverage companies. This ensures the plan cannot fully vest if Foster's has outperformed all the Australian-based companies, but not performed adequately against international peers, and vice versa. It also increases the focus of participants on their performance relative to international peers, increasing the relevance of the plan to international participants and aligning the plan with the Company's objective of becoming a leading international beverage company.

For the 2007 offer, the peer groups at the time of offer comprised the companies listed below:

Table 3A. Peer Group 1 – Australian companies

ABB Grain	CSL	QBE Insurance Group
A.B.C. Learning	David Jones	Seven Network
AGL Energy	Fairfax Media	Southern Cross Broadcasting (since delisted)
AMP	Flight Centre	St George Bank
ANZ Banking Group	Futuris Corporation	Suncorp-Metway
APN News & Media	Goodman Fielder	Tabcorp Holdings
Aristocrat Leisure	Harvey Norman Holdings	Tatts Group
ASX	Insurance Australia Group	Telstra Corporation
Austar United Communications	JB Hi-Fi	Ten Network Holdings
AWB	Leighton Holdings	Toll Holdings
AXA Asia Pacific Holdings	Lend Lease Corporation	Wesfarmers
Babcock & Brown	Macquarie Bank	West Australian Newspapers Holdings
Billabong International	Metcash	Westpac Banking Corporation
Brambles	National Australia Bank	Woolworths
Coca-Cola Amatil	Pacific Brands	Wotif.Com Holdings
Coles Group (since delisted)	Publishing & Broadcasting (since delisted)	
Commonwealth Bank of Australia	Qantas Airways	

Table 3B. Peer Group 2 – International alcoholic beverage companies

Anheuser-Busch	Heineken	Pernod Ricard
Brown-Forman	InBev	SABMiller
Constellation Brands	Lion Nathan	Scottish & Newcastle (since delisted)
Diageo	Molson Coors Brewing	

Full lists of the peer groups used for all offers are available on request.

LTIP performance standard (measurement period)

Prior to 2005, LTIP offers were made on the basis of an initial three-year performance period. Where median performance was not achieved at the end of this time, the Board had discretion to extend the performance period by up to two years. On this basis, both the 2003 and 2004 offers were extended and remain unvested at the time of this report. Under these offers, performance will continue to be measured until such time that an offer lapses or it vests by virtue of exceeding median performance for three consecutive months. Only half the maximum number of shares under a participant's entitlement may then be distributed. In the event that median performance is not met during three consecutive months during the extension periods of the 2003 and 2004 offers, no shares will be allocated.

Remuneration Report continued

In 2005, the Human Resources Committee resolved that such extensions would not be granted for any offers made from 2005 onwards. For the 2005 and 2006 offers, therefore, the performance period is set at three years.

For the 2007 and subsequent offers, the three-year performance period is split into three tranches measured over one, two and three years, and weighted 20 per cent, 20 per cent and 60 per cent respectively. To ensure a long-term focus is maintained, any share entitlements received by employees after one or two years will be subject to forfeiture if the employee resigns from the Company or otherwise leaves the Company in certain circumstances within the three-year performance period. These circumstances include employees who leave the Company for cause or who have failed to meet performance objectives. For each tranche, the two peer groups are equally weighted in determining the number of shares to be allocated (i.e. half of each tranche depends on Foster's ranking against each of the peer groups). Allocations under each tranche and each peer group are independent of each other and may not be extended beyond their respective one, two or three year performance periods.
For each allocation:

- Where Foster's is ranked below the median, no opportunity relating to that peer group is allocated;
- Where Foster's is ranked at the median, 50 per cent of the participant's maximum opportunity relating to that peer group is allocated;
- Where Foster's is ranked between the median and 85th percentile, a proportion between 50 per cent and 100 per cent of the participant's maximum opportunity relating to that peer group is allocated;
- Where Foster's is ranked at or above the 85th percentile, 100 per cent of the participant's maximum opportunity relating to that peer group is allocated.

The intent of this design is to encourage greater focus on share price performance from the time the offer is made, i.e. the performance standard is more meaningful to participants where there is a possibility of (restricted) shares being awarded progressively over three years.

Operation of LTIP

After the expiry of the three-year performance period, any shares allocated under the LTIP are held in trust for a period of up to ten years after they are allocated to participants or until the participant leaves the company. However, these shares may be forfeited if the employee is terminated for cause.

The target value of an individual's LTIP opportunity is determined at the time of offer, and is set as a percentage of a participant's fixed remuneration. The percentage varies depending on the individual's role and for the 2007 offer was 75% for the Chief Executive Officer and 45% for senior executives. The number of shares in an individual's LTIP opportunity is based on the three-month average share price, up to and including the start of the initial three-year performance period. The Board relies on audited procedures using data from external providers to reach decisions regarding the distribution of shares under the LTIP.

Participation in the LTIP is governed by Company policy and the plan trust deed in Australia and plan rules in other countries. There are no restrictions on the transfer of shares under the LTIP following the expiry of the three-year performance period, other than those detailed in the Company's Share Trading Policy and for phantom deferred shares (explained below), which may only be released when employment ceases. Participants who cease employment before the conclusion of a performance period are no longer eligible to receive shares, but may receive a cash payment in lieu, subject to Board discretion, in cases of retirement, redundancy, death or total and permanent disablement. If there is a change in control of Foster's, offers may lapse and the Board has discretion to make a cash payment to a participant in relation to offers or tranches that have not yet reached the end of their performance period.

Regional variations of LTIP

Foster's conducts different versions of the LTIP in a number of jurisdictions, in order to reflect the legal requirements of the various countries in which the Company operates. All versions maintain the main features of the LTIP, including the requirement that performance standards are reached over the performance period in order for any shares to be allocated.

In order for the plan to operate similarly in the US as it does in Australia, tax residents of the US who participate in the 2007 LTIP offer may receive restricted stock units in respect of the performance periods ending after one or two years. These restricted stock units will convert into shares only after the expiry of the full three-year performance period. If, during this period, the employee resigns or otherwise leaves the Company in certain circumstances, the units will lapse. These circumstances include employees who leave the Company for cause or have failed to meet performance objectives. The restricted stock units are not shares and will not attract voting rights, however entitlements will increase to reflect any dividends paid on ordinary shares from the time they are allocated until they are converted into shares.

US participants of the LTIP may also elect, in advance of vesting, to allow a proportion of any vested entitlement to be granted as phantom deferred shares. At the conclusion of the nominated deferral period (which may not be more than 10 years), the Company allots ordinary Foster's shares to participants. Dividends are not payable on phantom deferred shares but, as with the performance rights, adjustments are made to holdings to reflect the amount an equivalent holding in ordinary shares would have increased, had dividends been reinvested. Similarly, holdings in phantom deferred shares are modified to reflect any capital adjustments.

Offers due to have vested during the year

The performance conditions of the 2004 offer were not met at the end of the initial three-year performance period to 31 August 2007. The Board exercised its discretion to extend the performance period by two years, whereby only half the maximum number of shares under a participant's entitlement may be distributed, subject to the Company achieving at least a median peer group TSR ranking for three consecutive months. At the date of this report, the extended 2003 and 2004 offers remain unvested.

Anti-hedging policy

In order to ensure the variable components of the Company's remuneration structure remain at risk, employees may not hedge against the risk inherent in arrangements such as the LTIP or any other share-based incentive plans. LTIP awards will lapse where this policy is breached.

Other equity plans

Foster's Employee Share Grant Plan

Most full-time or part-time permanent employees with at least six months service with the Company are eligible to participate in the Foster's Employee Share Grant Plan, approved by shareholders in 2004, and renewed at the Annual General Meeting held on 23 October 2006.

Under this plan, participants receive up to $1,000 of shares in the Company, subject to Company performance and Board approval.

A total of 698,687 shares were allocated under the plan in December 2007 (1,424 of these under the French sub-plan, based on a deferred allocation from an offer in 2005). Based on company performance, it is not intended (at the time of this report) that any shares be offered during the year ending 30 June 2009.

In some countries, a portion of the offer value may be withheld to pay for employee or employer taxes. Participants may not transfer shares until the earlier of three years after they are acquired or when employment ceases.

The Company conducts separate versions of the plan in the different countries in which it operates, in order to reflect local compliance requirements while preserving the plan's main features.

Employee Share Acquisition Plan

Foster's Employee Share Acquisition Plan was approved by shareholders at the 2006 Annual General Meeting. Under the plan, employees may be given the opportunity to increase shareholdings in the Company, using funds that would otherwise have been paid to them as salary or bonus. Shares acquired under the plan are placed in trust and do not become available to the employee until three years from the date of purchase, or when they cease employment with the Company, whichever comes first. To date, the plan has been made available on a very limited basis and no shares have been acquired under the plan since 2006. For 2008, all Australian salaried employees who participate in STIP have been given an opportunity under this plan to receive all or a portion of any bonus paid as shares.

Restricted Share Plan

Foster's Restricted Share Plan was approved by shareholders at the 2007 Annual General Meeting. Under the plan, the Company requires that a proportion of bonuses paid to certain employees be received in the form of shares. No shares have yet been allocated under the plan but it is intended that shares will be bought on-market in relation to some 2008 payments made below senior executive level. These shares will be subject to forfeiture if an employee resigns from the Company or otherwise leaves employment in certain circumstances during the three-year restriction period. These circumstances include employees who leave the Company for cause or who have failed to meet performance objectives. The plan also facilitates offers by the Board on special terms, tied to the employee remaining with the Company for specified periods and/or the achievement of special performance standards. These provisions may be used by the Directors on a non-recurrent basis to create incentives to attract and retain the best possible management talent for Foster's where the existing share plans may not be sufficiently flexible for this purpose.

Foster's conducts different versions of the Restricted Share Plan in countries outside Australia in order to reflect the legal requirements of the various countries in which the Company operates. All versions maintain the main features of the plan.

Performance of Foster's

Charts 3.2 and 3.3 illustrate two of the key links between executive remuneration and Company performance.

Chart 3.2 shows the link between the Company's EPS and payments made to senior executives under the STIP. Foster's takes the need to maintain a meaningful link between performance and rewards seriously, as is evident in the zero bonuses being paid to senior executives in relation to the year ended 30 June 2008.

Chart 3.2 Foster's earnings per share versus STIP payments



AGAAP[1]
AIFRS[1]
20
15
10
5
0
200
150
100
50
0
EPS[1] Growth %
STIP as % of target[2]
2004
2005
2006
2007
2008
Financial Year
Normalised EPS growth (LHS)
STIP payout (RHS)

1 *EPS growth for 2006 onwards is based on AIFRS (Australian equivalents to International Financial Reporting Standards) results since 2005, on a pre significants and agricultural assets basis. EPS calculations up to and including 2005 use Accounting Standards prior to adoption of AIFRS, determined on a normalised continuing basis, pre significants, agricultural assets and amortisation.*

2 *Average payment made to senior executives under the Short Term Incentive Plan (STIP) as a percentage of target.*

Chart 3.3 shows the performance of the Foster's LTIP over the last five years, along with the Company's annual TSR for the same period. TSR incorporates share price growth, dividends and other capital adjustments. Each arrow indicates the Company's TSR percentile ranking versus the relevant offer's peer group, as measured from the offer date until the date of vesting, or 31 May 2008 (being the most recent date of measurement) in the case of offers that have not yet vested. For example, the last offer to vest was the extended 2002 offer, which vested in February 2007 on the basis of the Company's relative TSR ranking achieving the 51st percentile. Further explanation of the link between TSR and the Company's LTIP is provided on pages 17 and 18.

Remuneration Report continued

Chart 3.3 Foster's relative TSR performance


Extended
LTIP Offers
Offered prior to 1 July 2003
2000 LTIP
51st percentile
Vested
2001 LTIP
40th percentile
Lapsed
2002 LTIP
51st percentile
Vested
2003 LTIP offered Sep 03
39th percentile
2004 LTIP offered Sep 04
31st percentile
2005 LTIP offered Sep 05
36th percentile
2006 LTIP offered Sep 06
2007 LTIP offered Sep 07
Annual TSR %
25
20
15
10
5
0
-5
-10
-15
-20
2004
2005
2006
2007
2008
Financial Year

1 Percentile versus respective peer group for the performance period commencing the offer date and ending allocation/vesting date. Vesting occurs at or above 50th percentile.

2 Percentile versus respective peer group for the performance period commencing the offer date and ending 31 May 2007. Vesting occurs at or above 50th percentile.

3 PG 1 refers to the peer group of Australian listed companies. PG 2 refers to the peer group of international beverage companies.

4 TSR is calculated using volume weighted average start and end prices for the months up to and including 30 June in the relevant years, consistent with the methodology for measuring performance under the LTIP.

Review of remuneration and performance

The Board approves the remuneration levels of the Chief Executive Officer and other senior executives, taking account of advice from independent consultants, and after considering levels that apply to similar positions in comparable companies, as well as the performance of the Chief Executive Officer and senior executives.

The Chairman and the Board evaluate the Chief Executive Officer's performance. The Chief Executive Officer evaluates the performance of the senior executives, in conjunction with the Human Resources Committee, using the Company's Individual Performance Management program. The general terms and conditions of all remuneration programs are reviewed annually to ensure they continue to achieve the aims of the Company's remuneration policy.

Section 4. Chief Executive Officer's remuneration

This section details the remuneration arrangements for Trevor O'Hoy, who stood down as CEO on 21 July 2008, and his successor, Ian Johnston, who commenced as Acting CEO on the same day. Contractual terms are outlined in Section 5. The nature and amount of each element of remuneration are outlined in Section 6.

4A. Remuneration of Trevor O'Hoy

Trevor stood down from his role as CEO on 21 July 2008. Trevor will remain with the company on his existing fixed remuneration arrangements until 31 December 2008 (around 3 and a half months beyond his required notice period for resignation).

Fixed remuneration

Trevor's fixed remuneration comprises cash, certain benefits that he has nominated to receive as part of his package, and superannuation. Trevor's superannuation consists of a mandatory contribution from his fixed remuneration to the Defined Benefit section of the Foster's Group Superannuation Fund. The contribution amounts to 18 per cent of the cash component of fixed remuneration and is based on an actuarial assessment of the long-term cost to the Company of funding the entitlement.

Non-monetary benefits received by Trevor include event tickets, Foster's beverages and an interest-free loan on shares held under the Foster's Employee Share and Option Plan (no shares were granted to Trevor under this plan during the year).

Short-term incentives

Trevor participated in the same STIP as other employees, as described in Section 3. His target opportunity under the plan was equal to 75 per cent of fixed remuneration but consistent with other senior executives, no STIP payment will be made to Trevor in relation to the year ended 30 June 2008. Trevor has previously elected to receive any STIP as shares under the Directors' Share Purchase Plan. These shares are held in trust for three years following the purchase of the shares, or until Trevor ceases to be an employee of the Company, whichever comes first. Trevor will not be eligible for any pro rated payment in relation to the year ending 30 June 2009.

Long-term incentives

Trevor participates in the same LTIP as other executives, as described in Section 3. His target opportunity under the plan has been equal to 75 per cent of fixed remuneration. As an executive Director, his participation and allocation has been subject to approval each year by shareholders. In 2007, shareholders approved an allocation with a target opportunity of 205,400 shares where Foster's performance is ranked at the median of both of the peer groups over the three-year performance period (maximum opportunity of 410,800 shares where Foster's performance is ranked at or exceeds the 85th percentile of the peer groups). The performance period for this offer began on 1 September 2007 and the estimated value prior to the offer being made was $1,252,940.

No further LTIP offers will be made to Trevor prior to his resignation becoming effective 31 December 2008. All offers outstanding at the time of his resignation will lapse.

Other equity plans

As an executive Director, Trevor was eligible to participate in the Directors' Share Purchase Plan. Under this plan, 70,233 shares were purchased on-market at $6.52 in October 2007, using funds he would otherwise have received as cash as part of his 2007 STIP payment. These shares are held in trust on Trevor's behalf and may not be traded until his resignation becomes effective.

Trevor also received $1,000 worth of shares in December 2007 as part of the Foster's Employee Share Grant Plan, as described in Section 3.

4A. Remuneration of Ian Johnston

Ian commenced as Acting CEO on 21 July 2008. It is intended that Ian will return to his role as a non-executive director from the date a permanent successor is appointed.

Ian's remuneration is set solely as fixed remuneration which, like Trevor, will be paid as a combination of cash, any benefits that he nominates to receive as part of his package, and contributions to a superannuation fund. The total value of these components will be $150,000 per month. Ian is also likely to receive non-monetary benefits such as event tickets and Foster's beverages.

Ian will not participate in incentive programs such as STIP or LTIP, but will be eligible to receive (if he elects to do so) all or part of his fixed remuneration as shares acquired under the Directors' Share Purchase Plan.

Section 5. Nominated executives' contract terms

A summary of the key terms of employment contracts for nominated executives is outlined below. For executives whose home country is Australia, fixed remuneration consists of cash salary, mandatory employer superannuation contributions and packaged benefits. There is no fixed term for nominated executive contracts. Participation in the STIP is at the Board's discretion. In 2008, the target opportunity for senior executives was 75 per cent of fixed remuneration, with one third of any payments to senior executives delivered as Restricted Shares. Shares allocated under the Restricted Share Plan will be subject to forfeiture if an employee resigns or otherwise leaves employment in certain circumstances during the three-year restriction period. These circumstances include employees who leave the Company for cause or have failed to meet performance objectives.

Participation in the LTIP is also at the Board's discretion. Offers made to senior executives in September 2007 provided for share allocations at median performance equivalent to 45 per cent of fixed remuneration (75 per cent for the Chief Executive Officer). Participants who cease employment before the conclusion of a performance period are no longer eligible to receive shares under LTIP. In the event of retirement, redundancy, death or total and permanent disablement, the Board has discretion to pay an appropriate amount in lieu of unvested LTIP offers taking into consideration the time which has elapsed since the offer, the allocation schedule and the degree to which the performance standards have been achieved.

Foster's may terminate service agreements immediately for cause, in which case the executive is not entitled to any payment other than the value of fixed remuneration up to the termination date. Severance payments on termination are limited to executives' existing contractual arrangements. Details of severance payments made to nominated executives during the year are set out in Section 6.

In all cases, the executive is entitled to any accrued leave entitlements up to termination date.

Remuneration Report continued

Table 5A. Summary of the key terms of employment contracts for nominated executives

	Resignation	Termination by Foster's (without cause)	Redundancy	Death or total and permanent disablement
ID Johnston	Four weeks' notice.	Effective from the date a successor takes up the role.	Not applicable.	Not applicable.
TL O'Hoy	90 days' notice.[1]	Four weeks' notice plus a severance payment of 48 weeks' total remuneration.	Four weeks' notice plus a severance payment of 48 weeks' total remuneration.	Payment equal to one year's total remuneration.
DL Bortolussi	Three months' notice.	Four weeks' notice plus a severance payment of 48 weeks' total remuneration.	Four weeks' notice plus a severance payment of 48 weeks' total remuneration.	Payment equal to one year's total remuneration.
MP Brooks	Three months' notice.	Four weeks' notice plus a severance payment of 48 weeks' total remuneration.	A severance payment is payable based on a sliding scale. As at 30 June 2008, the severance payment would have been calculated as 66 weeks' total remuneration. The severance payment decreases by 2 weeks for every completed month of service until severance is reduced to the minimum entitlement of 52 weeks of total remuneration.	Payment equal to one year's total remuneration.
MM Hudson	Three months' notice. Severance payment of one year's total remuneration.	Four weeks' notice plus one year's total remuneration severance payment and pro-rata short-term incentive amount.	Four weeks' notice plus severance payment equivalent to 18 weeks of total remuneration plus up to an additional four weeks of total remuneration for each year of service.	Payment equal to one year's total remuneration and pro-rata short-term incentive amount.
PR Jackson	Six months' notice.	12 months' notice.	12 months' notice.	Payment equal to one year's base salary.
B Lawrence	Three months' notice.[2]	10 weeks' notice plus severance payment calculated as twice base salary plus twice target STIP, and repatriation assistance is provided.	10 weeks' notice plus severance payment calculated as twice base salary plus twice target STIP, and repatriation assistance is provided.	Not applicable (repatriation assistance is provided where appropriate).
AR McKay	Three months' notice.	Four weeks' notice plus a severance payment of 48 weeks' total remuneration.	Four weeks' notice plus a severance payment of 48 weeks' total remuneration.	Payment equal to one year's total remuneration.
J Odell	Three months' notice.	Four weeks' notice plus a severance payment of 48 weeks' total remuneration.	Four weeks' notice plus a severance payment of 48 weeks' total remuneration.	Payment equal to one year's total remuneration.
PF Scott	Three months' notice plus payment equal to 52 weeks' base salary plus target STIP.[3]	Four weeks' notice plus severance payment and repatriation assistance, plus a payment equal to 52 weeks' base salary plus target STIP.	Four weeks' notice plus severance payment and repatriation assistance. Severance is calculated as 52 weeks' base salary plus target STIP.	Payment equal to 52 weeks' base salary plus target STIP. Repatriation assistance is provided where appropriate.
SM Smith	Three months' notice.	Four weeks' notice plus a severance payment of 48 weeks' total remuneration.	Four weeks' notice plus a severance payment of 48 weeks' total remuneration.	Payment equal to one year's total remuneration.
SA Weiss	Three months' notice.	Four weeks' notice plus a severance payment of 48 weeks' base salary.	Four weeks' notice plus a severance payment of 48 weeks' base salary.	Four weeks' notice plus 48 weeks' of base salary.

1 *Notice has been given under this clause. Refer to section 4A for further information.*

2 *Ben Lawrence resigned effective 31 January 2008.*

3 *Pete Scott ceased to be Key Management Personnel on 30 January 2008, he retired from the Company on 1 July 2008.*

Section 6. Remuneration of Directors and nominated executives

Details of the nature and amount of each element of the remuneration of each of the Directors and nominated executives are outlined in the following table. All amounts are in Australian dollars and relate only to that portion of the year in which the person occupied the role. Nominated executives, as referred to in this report, are:

- Executive Directors (being the Chief Executive Officer);
- Other Key Management Personnel (being those other persons having authority and responsibility for planning, directing and controlling the activities of the entity); and
- Former Key Management Personnel (being those persons who, at the date of this report, had previously held a position as Key Management Personnel during the years ended 30 June 2007 or 30 June 2008).

The above positions include all those executives whose remuneration received during the year was within the five highest amounts.

A listing of all employees who were KMP during the year, up until the date of signing the report, is presented in Table 6A below.

6A. Key Management Personnel (KMP)

Name	Title whilst KMP	Period KMP (if less than full year)
DA Crawford	Chairman	
ML Cattermole	Non-executive director	
PA Clinton	Non-executive director	From 25 March 2008
GW McGregor	Non-executive director	
ID Johnston	Acting Chief Executive Officer[1]	From 1 September 2007
MG Ould	Non-executive director	
MJ Ullmer	Non-executive director	From 1 July 2008
FJ Swan	Chairman	Until 31 October 2007
CB Carter	Non-executive director	Until 30 September 2007
TL O'Hoy	Chief Executive Officer	Until 21 July 2008
DL Bortolussi	Chief Strategy Officer	
MP Brooks	Chief Supply Officer	
MM Hudson	Chief Legal Officer and Company Secretary	
PR Jackson	Managing Director, Foster's EMEA	
AR McKay	Chief Financial Officer	Appointed 30 January 2008
J Odell	Managing Director, Foster's Australia, Asia and Pacific	
SM Smith	Chief Human Resources Officer	Appointed 2 May 2008
S Weiss	Managing Director, Foster's Americas	
B Lawrence	Chief Human Resources Officer	Until 31 January 2008
P Scott	Chief Financial Officer	Until 30 January 2008

1 *Ian Johnston was a Non-executive director until 21 July 2008, at which time he became Acting Chief Executive Officer.*

The position titles listed in Table 6B overleaf refer to the titles as at 30 June 2008.

In the year ended 30 June 2008, the actual remuneration mix of the employees listed in the table was 100% fixed remuneration. No payments under the STIP were approved for these employees and no offers under the LTIP vested during this period.

6B. Remuneration of Directors and nominated executives

		Cash salary/fees	Leave accrual[1]	Non-monetary benefits[2]	Committee fees
Non-executive Directors[9]					
DA Crawford[10] – Chairman	2008	238,971	–	5,000	9,333
	2007	24,887	–	5,000	26,000
ML Cattermole – Non-executive Director	2008	90,500	–	5,000	39,188
	2007	–	–	5,000	33,694
PA Clinton[11] – Non-executive Director	2008	33,325	–	1,900	3,764
	2007	–	–	–	–
GW McGregor – Non-executive Director	2008	98,116	–	5,000	49,875
	2007	89,509	–	5,000	45,500
ID Johnston[12] – Non-executive Director	2008	–	–	4,420	–
	2007	–	–	–	–
MG Ould – Non-executive Director	2008	70,777	–	5,000	35,813
	2007	–	–	5,000	–
Former Non-executive Directors					
FJ Swan – Chairman	2008	69,000	–	1,810	–
(exit date 31 October 2007)	2007	206,887	–	5,000	–
CB Carter – Non-executive Director	2008	–	–	1,660	–
(exit date 30 September 2007)	2007	–	–	1,670	–
Executive Director					
TL O'Hoy[13] – Chief Executive Officer	2008	1,441,384	185,535	18,694	–
	2007	1,370,056	343,718	7,815	–
Sub-total of Directors	**2008**	**2,042,073**	**185,535**	**48,484**	**137,973**
	2007	**1,691,339**	**343,718**	**34,485**	**105,194**
Other Key Management Personnel					
DL Bortolussi – Chief Strategy Officer	2008	380,966	12,456	27,165	–
	2007	331,199	9,942	33,425	–
MP Brooks – Chief Supply Officer	2008	400,487	16,304	6,898	–
	2007	362,470	73,873	6,731	–
MM Hudson – Chief Legal Officer & Company Secretary	2008	501,320	22,292	4,220	–
	2007	501,359	19,231	4,190	–
PR Jackson – Managing Director, Foster's EMEA	2008	437,322	–	4,260	–
	2007	405,804	(2,861)	4,311	–
AR McKay[14] – Chief Financial Officer	2008	189,405	16,092	13,476	–
	2007	–	–	–	–
J Odell – Managing Director, Foster's Australia,	2008	686,760	17,338	45,416	–
Asia and Pacific	2007	662,865	33,686	51,766	–
SM Smith[15] – Chief Human Resources Officer	2008	56,703	4,046	703	–
	2007	–	–	–	–
S Weiss[16] – Managing Director, Foster's Americas	2008	543,673	5,513	16,289	–
	2007	527,666	(32,347)	19,816	–
Sub-total of other Key Management Personnel	**2008**	**3,196,636**	**94,041**	**118,427**	**–**
	2007	**2,791,363**	**101,524**	**120,239**	**–**
Former Key Management Personnel					
B Lawrence – Chief Human Resources Officer	2008	218,224	–	391,958	–
(exit date 31 January 2008)	2007	381,390	(5,829)	370,449	–
PF Scott[17] – Chief Financial Officer (ceased as KMP on 30 January 2008)	2008	327,978	(4,407)	252,143	–
	2007	634,845	–	357,171	–
TOTAL – Directors and Key Management Personnel[18]	**2008**	**5,784,911**	**275,169**	**811,012**	**137,973**
	2007	**5,498,937**	**439,413**	**882,344**	**105,194**

Short-term benefits		Share-based payment			Post-employment benefits		
Total cash bonus[3]	Other payments	Total amortisation value of LTIP[4,5,6]	Other equity[7]	Shares purchased in lieu of cash salary/fees[8]	Superannuation contributions	Other (years of service)	Total
–	–	–	–	66,833	28,362	–	348,499
–	–	–	–	–	105,113	–	161,000
–	–	–	–	52,000	–	–	186,688
–	–	–	–	29,500	102,557	–	170,750
–	–	–	–	4,310	2,268	–	45,567
–	–	–	–	–	–	–	–
–	–	–	–	28,500	15,884	–	197,375
–	–	–	–	26,000	14,491	–	180,500
–	–	–	–	40,501	97,832	–	142,753
–	–	–	–	–	–	–	–
–	–	–	–	57,000	14,723	–	183,313
–	–	–	–	84,394	73,106	–	162,500
–	–	–	–	21,000	50,000	–	141,810
–	–	–	–	78,000	105,113	–	395,000
–	–	–	–	35,321	3,179	–	40,160
–	–	–	–	47,095	4,239	–	53,003
–	–	645,119	1,000	–	278,986	1,031,753 (32.9 years)	3,602,471
495,000	–	895,963	1,000	–	254,308		3,367,860
–	**–**	**645,119**	**1,000**	**305,465**	**491,234**	**1,031,753**	**4,888,636**
495,000	**–**	**895,963**	**1,000**	**264,989**	**658,927**	**–**	**4,490,615**
–	–	153,927	1,000	–	49,962	–	625,476
102,000	–	92,099	1,000	–	29,808		599,474
–	–	232,207	1,000	–	100,000	–	756,896
117,600	–	205,816	1,000	–	83,333		850,823
–	–	178,063	1,000	–	95,000	–	801,895
144,000	–	131,652	1,000	–	95,000		896,432
–	–	74,751	1,000	–	60,584	–	577,917
97,800	64,072	45,512	1,000	–	55,798		671,436
–	–	66,416	1,000	–	17,046	–	303,435
–	–	–	–	–	–	–	–
–	–	465,924	1,000	–	98,808	–	1,315,246
186,000		467,933	1,000	–	59,658		1,462,908
–	–	18,591	1,000	–	6,056	–	87,099
–	–	–	–	–	–	–	–
–	110,186	137,929	533	–	23,338	–	837,461
145,800	114,416	90,833	531	–	36,541		903,256
–	**110,186**	**1,327,808**	**7,533**	**–**	**450,794**	**–**	**5,305,425**
793,200	**178,488**	**1,033,845**	**5,531**	**–**	**360,138**	**–**	**5,384,328**
–	–	94,262	533	–	17,842	–	722,819
92,100	–	241,817	531	–	41,802		1,122,260
–	–	185,017	533	–	26,168	1,018,750 (11.1 years)	1,806,182
154,700	–	393,616	531	–	70,050		1,610,913
–	**110,186**	**2,252,206**	**9,599**	**305,465**	**986,038**	**2,050,503**	**12,723,062**
1,535,000	**178,488**	**2,565,241**	**7,593**	**264,989**	**1,130,917**	**–**	**12,608,116**

The amounts disclosed on page 24 as remuneration for T O'Hoy, B Lawrence and P Scott do not include the reversal of prior year LTIP expenses which were recognised in the current year as the result of their resignation/ retirement (see footnote 6 for details).

1 *Leave accrual includes any net changes in the balance of annual leave and long service leave (i.e. arising from remuneration increases and/or leave entitlements that accrued during the year but were not used). It excludes any amounts paid out on termination. Negative amounts indicate leave taken in excess of annual entitlement, by drawing down entitlements from previous years.*

2 *Includes motor vehicles, car parking, event tickets, the value of interest incurred by the Company on outstanding interest-free loans for shares held under the Foster's Employee Share and Option Plan, which operated in previous years, product allocations such as wine, beer and other Foster's beverages, and Fringe Benefits Tax where applicable. In the case of B Lawrence and P Scott, amounts include costs associated with expatriate arrangements.*

3 *Total Cash Bonus is the amount paid (if any) under Foster's Short Term Incentive Plan (STIP).*

4 *Amortisation value is determined in accordance with AASB 2 'Share-based Payment' and includes a proportion of the fair value (as described in section 7E) of all offers that have not yet vested at the start of the year, or which were offered during the year (including extended offers). The fair value is determined as at the offer date and is apportioned on a straight-line basis across the expected vesting period (being three years for standard offers and two years for extended offers).*

5 *Amortisation value of LTIP as a percentage of total remuneration was as follows: T O'Hoy 18 per cent, D Bortolussi 25 per cent, M Brooks 31 per cent, M Hudson 22 per cent, P Jackson 13 per cent, A McKay 22 per cent, J Odell 35 per cent, S Smith 21 per cent, S Weiss 16 per cent, B Lawrence 13 per cent, P Scott 10 per cent. All offers for B Lawrence and P Scott have lapsed.*

6 *The amortisation value of LTIP disclosed in the table on page 24 does not include the reversal of prior year expenses to reflect the forfeiture of LTIP following termination. Had these reversals been included in the table, the Total amortisation value of LTIP would have been -$736,973 (T O'Hoy), -$618,809 (B Lawrence) and -$792,792 (P Scott), and the Total remuneration would have been $2,220,380 (T O'Hoy), $9,748 (B Lawrence) and $828,373 (P Scott). Total aggregate remuneration for directors and KMPs would have been $9,650,092.*

7 *Other equity reflects shares granted to employees under the Foster's Employee Share Grant Plan.*

8 *Funds for the purchase of shares under the Directors' Share Purchase Plan relating to the quarter ended 30 June 2008 are being held in a trust account until shares can be acquired in accordance with the Company's Share Trading Policy. D Crawford elected for all funds to be transferred to his superannuation fund, under which shares were subsequently purchased.*

9 *Amounts disclosed for Directors' remuneration exclude insurance premiums paid by the Company in respect of Directors' and officers' liability insurance contracts, as no reasonable basis for allocation can be determined.*

10 *D Crawford was appointed as Chairman on 1 November 2007. Prior to this date, he held the position of non-executive Director.*

11 *P Clinton commenced office as a non-executive director on 25 March 2008. Payments are made in Canadian dollars using exchange rates set at the date of his appointment. For service performed in Australia, Mr Clinton receives statutory Australian superannuation contributions in addition to the standard fees listed in Table 2A. Shares allocated under the Director's Share Purchase Plan on behalf of Mr Clinton are purchased from his post-tax salary.*

12 *I Johnston commenced office as a non-executive director on 1 September 2007. He was appointed to the position of Acting Chief Executive Officer on 21 July 2008.*

13 *T O'Hoy resigned as a director and stood down from office as Chief Executive Officer on 21 July 2008. His exit date will be 31 December 2008. Amounts shown as Post-employment benefits (Other) represent remuneration from 21 July 2008 – 31 December 2008, comprised as follows: Cash Salary/Fees $641,346, Leave Accrual $74,936, Non-monetary benefits $3,046, Amortisation of LTIP $189,027, Superannuation $123,398. Remuneration for the period 1 July 2008 – 21 July 2008 will be disclosed in the 2009 report, and is expected to total $134,576.*

14 *Amounts reported for A McKay are for the period 30 January 2008 to 30 June 2008 reflecting his appointment to the Foster's Leadership Team effective 30 January 2008. Prior to this date he held the position of Finance Director, Foster's Australia, Asia and Pacific.*

15 *Amounts reported for S Smith are for the period 2 May 2008 – 30 June 2008 reflecting her appointment to the Foster's Leadership Team effective 2 May 2008. Prior to this date she held the position of Human Resources Director, Foster's Australia, Asia and Pacific.*

16 *Other payments relate to a second USD 90,000 sign-on bonus paid to S Weiss in August 2007 in accordance with arrangements agreed with Southcorp Limited which provided payments on the first and second anniversary of his agreement. The first payment was made in August 2006.*

17 *Amounts reported for P Scott are for the period 1 July 2007 – 30 January 2008 reflecting the time in which he held the position of Chief Financial Officer. Termination payment of USD 912,800 reflects entitlements on retirement under his employment agreement, paid on his exit date from the Company on 1 July 2008*

18 *The aggregate total remuneration disclosed for all nominated executives in the 2007 Annual Report was $15,074,425, with the difference being due to changes in the nominated executives listed.*

Section 7. Equity instruments relating to Directors and nominated executives

7A. Shareholdings of Directors and nominated executives[1]

		Balance of shares as start of year	Shares acquired during the year as part of remuneration[2]	Shares acquired during the year through the vesting of LTIP	Other shares acquired during the year[3]	Other changes during the year	Balance of shares held at end of year[1,4]	Balance of shares held at reporting date[4,5]
Non-executive Directors								
DA Crawford	2008	25,005	9,102	–	1,143	–	35,250	35,250
	2007	20,825	3,351	–	829	–	25,005	25,005
ML Cattermole	2008	169,229	8,226	–	34	(1,571)	175,918	175,918
	2007	165,029	4,200	–	–	–	169,229	169,229
PA Clinton	2008	–	–	–	–	–	–	–
	2007	–	–	–	–	–	–	–
GW McGregor	2008	33,559	4,832	–	1,299	–	39,690	39,690
	2007	28,557	3,942	–	1,060	–	33,559	33,559
ID Johnston	2008	5,000	5,072	–	115	–	10,187	10,187
	2007	–	–	–	–	–	–	–
MG Ould	2008	47,124	10,661	–	2,191	–	59,976	59,976
	2007	32,967	13,429	–	728	–	47,124	47,124
Former Non-executive Directors								
FJ Swan	2008	116,574	6,542	–	2,138	–	n/a	n/a
	2007	101,001	11,827	–	3,746	–	116,574	116,574
CB Carter	2008	–	12,837	–	–	–	n/a	n/a
	2007	–	–	–	–	–	–	–
Executive Director (Chief Executive Officer)								
TL O'Hoy[6]	2008	433,468	70,233	–	156	–	503,857	503,857
	2007	236,755	100,913	95,800	–	–	433,468	433,468
Other Key Management Personnel								
DL Bortolussi	2008	517	156	–	15	–	688	n/a
	2007	9,869	148	–	–	(9,500)	517	n/a
MP Brooks	2008	47,617	156	–	–	–	47,773	n/a
	2007	16,369	148	31,100	–	–	47,617	n/a
MM Hudson	2008	61,910	156	–	–	–	62,066	n/a
	2007	61,762	148	–	–	–	61,910	n/a
PR Jackson	2008	337	156	–	18	–	511	n/a
	2007	181	148	–	8	–	337	n/a
AR McKay	2008	517	156	–	–	–	673	n/a
	2007	–	–	–	–	–	–	–
J Odell[7]	2008	119,013	156	–	144	–	119,313	n/a
	2007	41,563	148	75,300	2,002	–	119,013	n/a
SM Smith	2008	326	156	–	11	–	493	n/a
	2007	–	–	–	–	–	–	–
S Weiss	2008	174	83	–	–	–	257	n/a
	2007	95	79	–	–	–	174	n/a
Former Key Management Personnel								
B Lawrence	2008	73,773	83	–	2,940	–	n/a	n/a
	2007	28,830	79	–	44,864	–	73,773	n/a
PF Scott	2008	108,681	83	–	1,390	–	n/a	n/a
	2007	39,966	79	47,390	21,246	–	108,681	n/a

1 *Includes directly held ordinary and phantom deferred shares, nominally held shares, and shares held by related parties of the individual.*

2 *Includes shares granted under the Employee Share Grant Plan and Directors' Share Purchase Plan. Shares purchased under the Directors' Share Purchase Plan during the reporting period utilise fees attributable to the period 1 April 2007 – 31 March 2008.*

3 *Includes purchases, shares acquired under the Dividend Reinvestment Plan and, for P Scott and B Lawrence, additional phantom deferred shares allocated in lieu of dividends.*

4 *Includes 10,348 shares held nominally by T O'Hoy (i.e. in name only) as at 30 June 2008 and 26 August 2008.*

5 *Balance of shares held as at 26 August 2008 relate to the date on which the Annual Report was signed, and is relevant to Directors only.*

6 *Includes a relevant interest in 44,465 shares due to the definition of 'related party' in AASB 124.*

7 *Includes a relevant interest in 93,300 shares due to the definition of 'related party' in AASB 124.*

Remuneration Report continued

7B. Aggregate LTIP opportunities and changes

Aggregate LTIP opportunities and movements during the year are summarised below. Non-executive Directors do not participate in the LTIP.

		Maximum share opportunity at start of year[1]	Share opportunities offered during the year (maximum)[2]	Fair value of LTIP offered during the year[3]	Shares vested and converted during the year[4]
Executive Director (Chief Executive Officer)					
TL O'Hoy	2008	1,309,400	580,400	$1,706,680	–
	2007	1,138,200	567,400	$2,017,848	95,800
Other Key Management Personnel					
DL Bortolussi	2008	199,400	96,800	$284,368	–
	2007	106,400	93,000	$365,490	–
MP Brooks	2008	268,600	106,900	$316,514	–
	2007	474,500	142,600	$529,620	31,100
MM Hudson	2008	263,200	86,800	$230,888	–
	2008	132,000	131,200	$515,616	–
PR Jackson	2008	92,800	54,200	$144,172	–
	2007	22,000	75,200	$295,536	–
AR McKay	2008	209,400	97,800	$297,204	–
	2007	–	–	–	–
J Odell	2008	566,500	199,600	$611,192	–
	2007	568,300	234,300	$864,336	75,300
SM Smith	2008	153,800	50,200	$159,452	–
	2007	–	–	–	–
S Weiss	2008	186,600	89,600	$238,336	–
	2007	81,800	115,000	$451,950	–
Former Key Management Personnel					
B Lawrence	2008	256,200	118,400	$356,224	–
	2007	318,800	104,100	$381,708	43,300
PF Scott	2008	418,700	62,800	$227,336	–
	2007	523,300	174,400	$639,804	67,700

1 *Maximum share opportunity is the maximum number of shares that can be achieved from all unvested LTIP offers as at the date indicated.*

2 *Share opportunities offered during the year include those under the 2007 LTIP offer and the extended 2004 offer.*

3 *Fair value is determined at the date of offer and is explained in section 7E.*

4 *No offers vested between 1 July 2007 and 30 June 2008.*

5 *Share opportunities lapsed during the year are the original 2004 offer (the extended 2004 offer is listed separately as share opportunities offered during the year). For T O'Hoy this value includes the 2006 and 2007 offers that can never vest as a result of his resignation. For B Lawrence and P Scott this value includes all offers, which lapsed on their exit date.*

6 *The value of lapsed share opportunities is based on the fair value at the date of offer (as explained in section 7E).*

7 *The net value of LTIP offered, vested, converted and lapsed during the year provides an indication of incremental value received during the year by aggregating the shaded columns (where those lapsed are treated as a negative).*

8 *All offers for B Lawrence and P Scott have lapsed.*

Date of vesting/ conversion	Share price on date of vesting/ conversion	Value of those converted during the year	Value of shares converted (over and above fair value)	Share opportunities lapsed during the year[5]	Value of lapsed opportunities[6]	Incremental value of LTIP during year[7]	Maximum share opportunity at year end[8]
–	–	–	–	1,204,200	$3,717,336	(2,010,656)	685,600
22 Feb 07	$6.74	$645,692	$302,728	300,400	$698,472	$1,622,104	1,309,400
–	–	–	–	56,000	$157,360	$127,008	240,200
–	–	–	–	–	–	$365,490	199,400
–	–	–	–	67,000	$188,270	$128,244	308,500
22 Feb 07	$6.74	$209,614	$98,276	100,800	$244,764	$383,132	268,600
–	–	–	–	–	–	$230,888	350,000
–	–	–	–	–	–	$515,616	263,200
–	–	–	–	–	–	$144,172	147,000
–	–	–	–	–	–	$295,536	97,200
–	–	–	–	77,200	$216,932	$80,272	230,000
–	–	–	–	–	–	–	–
–	–	–	–	167,200	$469,832	$141,360	598,900
22 Feb 07	$6.74	$507,522	$237,948	160,800	$356,574	$745,710	566,500
–	–	–	–	54,000	$151,740	$7,712	150,000
–	–	–	–	–	–	–	–
–	–	–	–	–	–	$238,336	276,200
–	–	–	–	–	–	$451,950	196,800
–	–	–	–	374,600	$1,177,458	(821,234)	–
22 Feb 07	$6.74	$291,842	$136,828	113,900	$260,496	$258,040	265,700
–	–	–	–	481,500	$1,573,140	(1,345,804)	–
22 Feb 07	$6.74	$456,298	$213,932	195,800	$457,608	$396,128	434,200

Remuneration Report continued

7C. Current LTIP opportunities (by offer)

The table below outlines the target and maximum LTIP opportunities for executive Directors and nominated executives in all current offers under the Company's LTIP as at 30 June 2008.

	2003 Target/ Maximum[1]	2004 Target/ Maximum[1]	2005 Target	2005 Maximum	2006 Target	2006 Maximum	2007 Target	2007 Maximum
Executive Director (Chief Executive Officer)								
TL O'Hoy[2]	113,200	169,600	201,400	402,800	227,100	454,200	205,400	410,800
Other Key Management Personnel								
DL Bortolussi	–	28,000	25,200	50,400	46,500	93,000	34,400	68,800
MP Brooks	35,400	33,500	29,500	59,000	53,600	107,200	36,700	73,400
MM Hudson	–	–	66,000	132,000	65,600	131,200	43,400	86,800
PR Jackson[3]	–	–	10,700	21,400	35,700	71,400	27,100	54,200
AR McKay	–	38,600	33,000	66,000	33,100	66,200	29,600	59,200
J Odell	64,900	83,600	82,500	165,000	84,700	169,400	58,000	116,000
SM Smith	–	27,000	24,300	48,600	25,600	51,200	11,600	23,200
S Weiss[3]	–	–	38,800	77,600	54,500	109,000	44,800	89,600
Former Key Management Personnel								
B Lawrence[4]	–	–	–	–	–	–	–	–
PF Scott[4]	–	–	–	–	–	–	–	–

1 *Target opportunity is the number of shares allocated on reaching median performance. The minimum performance conditions for the 2003 and 2004 offers were not met, so only the target opportunity is now available to participants. Refer to Section 3 for more details.*

2 *All offers that have not already lapsed or vested at the time of Trevor O'Hoy's resignation (31 December 2008) will lapse on that date. At the very least, this will mean that the 2006 and 2007 offers will lapse, as they are not in a position to vest prior to 31 December 2008.*

3 *For P Jackson and S Weiss, the number of shares stated above is an estimate only (under the non-Australian version of the plan, actual numbers for offers prior to the 2007 offer cannot be determined until vesting).*

4 *All offers for B Lawrence and P Scott have lapsed.*

7D. Offers made/extended during the year.

	Offer	Target opportunity (number of shares)[1]	Maximum opportunity (number of shares)[2]	Offer date	Start date performance period	End date performance period[3]	Value ($) per maximum entitlement at offer date[4]
Executive Director (Chief Executive Officer)							
TL O'Hoy	2004 extended	169,600	169,600	7/9/07	1/9/07	31/8/09	$3.62
	2007 CEO	205,400	410,800	31/10/07	1/9/07	31/8/10	$2.66
Other Key Management Personnel							
DL Bortolussi	2004 extended	28,000	28,000	7/9/07	1/9/07	31/8/09	$3.62
	2007	34,400	68,800	31/10/07	1/9/07	31/8/10	$2.66
MP Brooks	2004 extended	33,500	33,500	7/9/07	1/9/07	31/8/09	$3.62
	2007	36,700	73,400	31/10/07	1/9/07	31/8/10	$2.66
MM Hudson	2004 extended	–	–	–	–	–	–
	2007	43,400	86,800	31/10/07	1/9/07	31/8/10	$2.66
PR Jackson[5]	2004 extended	–	–	–	–	–	–
	2007	27,100	54,200	31/10/07	1/9/07	31/8/10	$2.66
AR McKay	2004 extended	38,600	38,600	7/9/07	1/9/07	31/8/09	$3.62
	2007	29,600	59,200	31/10/07	1/9/07	31/8/10	$2.66
J Odell	2004 extended	83,600	83,600	7/9/07	1/9/07	31/8/09	$3.62
	2007	58,000	116,000	31/10/07	1/9/07	31/8/10	$2.66
SM Smith	2004 extended	27,000	27,000	7/9/07	1/9/07	31/8/09	$3.62
	2007	11,600	23,200	31/10/07	1/9/07	31/8/10	$2.66
S Weiss[5]	2004 extended	–	–	–	–	–	–
	2007	44,800	89,600	31/10/07	1/9/07	31/8/10	$2.66
Former Key Management Personnel							
B Lawrence[5]	2004 extended	43,000	43,000	7/9/07	1/9/07	31/8/09	$3.62
	2007	37,700	75,400	31/10/07	1/9/07	31/8/10	$2.66
PF Scott[5]	2004 extended	62,800	62,800	7/9/07	1/9/07	31/8/09	$3.62
	2007	–	–	–	–	–	–

1 *Target opportunity is the number of shares allocated on achieving median performance. For the extended 2004 offer, this is the same as the maximum opportunity.*

2 *The maximum opportunity is the number of shares allocated on achieving or exceeding the 85th percentile. For the extended 2004 offer, this is the same as the target opportunity (being half the maximum opportunity that had been available under the 2004 offer before the extension).*

3 *The end of the performance period is the last opportunity for shares to be allocated under the offer. Shares may also be allocated before this date if the performance hurdle is met earlier. Refer to Section 3 for more details.*

4 *The value per maximum opportunity is the fair value per share opportunity based on the maximum possible allocation. Refer to Section 7E for more details.*

5 *For P Jackson, B Lawrence, P Scott and S Weiss, the number of shares stated in relation to the 2004 extension is an estimate only (under the US version of the plan, actual numbers cannot be determined until vesting).*

7E. Valuation of LTIP offers

In accordance with AASB 2 'Share-based Payment', each LTIP offer is valued as at its date of offer. The valuation model adopted to value the LTIP uses a 'Monte Carlo' simulation, which assesses the impact of the market-related performance conditions by projecting the share price of the companies in the peer group (refer Tables 3A and 3B), while allowing for correlations between those companies' share price movements.

The model incorporates the Company's share price at the date of offer, the expected risk-free rate of interest for the performance period, the expected annual dividend yield and the expected annual volatility of the share price returns. A simulation process is then executed numerous times to arrive at a distribution of possible LTIP offer values. The average of these values over all the simulations is the value of the LTIP at the offer date.

Offers made during the year, have the valuations and inputs shown below:

LTIP Offer	Offer date[1]	Value[2]	Share price at date of offer	Foster's expected volatility[3]	Vesting period/ expected life[4]	Expected dividends[5]	Risk-free interest rate[6]
		$	$	%	years	%	%
2007 CEO	31/10/07	2.66	6.37	21.00	2.84	3.7	6.66
2007	31/10/07	2.66	6.37	21.00	2.84	3.7	6.66
2004 Extended	7/9/07	3.62	6.33	21.00	1.98	3.7	6.25

1 *For all offers, valuations are calculated as at the offer date.*

2 *The value is the fair value based on the Monte Carlo simulation technique explained above. For the 2007 offers, allocations relating to both Peer Groups are valued separately for each tranche. $2.66 represents the weighted average of the six valuations across all tranches and peer groups; Peer Group one is valued at $2.50 for Tranche 1, $2.79 for tranche 2 and $2.89 for Tranche 3 and Peer Group two is valued at $2.10 for Tranche 1, $2.51 for Tranche 2 and $2.66 for Tranche 3.*

3 *Expected volatility is based on historical volatility measured over an appropriate period.*

4 *Vesting period/expected life is the number of years between the offer date and the end of the potential vesting. For the extended 2004 offer, the maximum possible time from extension until vesting is assumed.*

5 *Expected dividends are based on an analysis of the Company's historical dividend payments and yields.*

6 *The risk-free interest rate is based on yields on Australian Treasury Bonds as at the offer date.*

Group Financial Review

Full year review

Net profit before significant items and SGARA decreased 0.4% to $713.2 million and earnings per share before significant items and SGARA increased 3.4% to 36.8 cents.

Cash flow and liquidity were very strong. Cash flow after dividends increased 52.1% to $433.9 million. Cash conversion increased 0.3 percentage points to 93.2% of EBITDAS[1] with continued strong performance in both beer and wine.

Constant currency net sales revenue decreased 0.1%, earnings before interest, tax, significant items and SGARA (EBITS) increased 4.3% and earnings per share[2] increased 7.9%.

Foster's beer business in Australia remains robust and continues to generate solid earnings growth. Foreign exchange movements in the 12 months to 30 June 2008 cut wine earnings by approximately $70 million and wine earnings growth by 14.6 percentage points.

Continuing business significant items for the period were $730.4 million ($605.8 million after tax), reflecting impairment charges to wine carrying values in the Americas and Australia, as foreshadowed in early June.

Net debt declined $165.9 million on solid operating cash flows and a $337.9 million benefit from exchange rate movements, partially offset by the completion of a $350 million share buy-back program and a $244.5 million payment in relation to a disputed tax assessment.

Foster's retains significant liquidity with $1.5 billion of committed undrawn facilities and $161 million of cash balances. Interest cover (pre significant items) is 8 times and gearing is 62.4%.

2008 Performance

Beer, cider and spirits (BCS) in the Australia, Asia and Pacific (AAP) region performed strongly with EBITS up 8.0% and favourable price and mix trends continuing. Excluding Boag's, Foster's beer net sales revenue in AAP increased 5.8% for the period.

Australia's No.1 beer brand VB, returned to revenue growth in 2008 with the launch of VB Gold contributing to above category growth in the mid-strength category[3]. Carlton Draught continued 6 years of growth with volume and net sales revenue up 1.0% and 7.6% respectively. Pure Blonde is the greatest contributor to Australian beer market growth, capturing over 40% of total beer category value growth in the year to June 30, 2008[3].

In fiscal 2008 Foster's released Cascade Green, a 'greener choice', 100% carbon offset beer, re-launched Carlton Premium Dry in the lower-carbohydrate category and launched Carlton Dry Fusion.

Corona continues to lead growth in the premium imported category[3]. Following the successful launch of Crown Ambassador, a new print campaign and a price repositioning, Crown lager maintains its position as Australia's premium beer.

With Foster's selling 7 of Australia's top 10 beer brands[3], AAP BCS continues to represent approximately 70% of group earnings.

On a constant currency basis global wine EBITS declined 1.8% to $392.7 million with growth in AAP and Europe, Middle East and Africa (EMEA) offset by lower earnings in the Americas. Global wine net sales revenue declined 3.9% on a constant currency basis.

Unfavourable exchange rate movements reduced global wine EBITS by approximately $70 million.

Constant currency AAP bottled wine net sales revenue declined 0.5% for the period with strong performance by labels such as Wolf Blass, Annies Lane, Matua, Pepperjack and Rosemount, offset by declines in Lindemans and reduced availability of Penfolds. Wine sales growth in Asia and the Pacific was strong.

Following a consumer slow-down in the United States and a realignment of distributor inventories, wine net sales revenue in the Americas declined 8.9% in constant currency terms. Foster's Californian portfolio performed in line with expectations with strong growth in Chateau St Jean and Beringer Third Century.

Beringer California Collection volume was in line with expectations following January 2008 price increases. Beringer White Zinfandel volumes declined as expected post the price increase, but were partially offset by the successful release of the Beringer California Collection Chardonnay.

The performance of Australian sourced wines in the Americas improved through the June quarter following the restoration of merchandising and promotional activity.

Growth in EMEA remains strong with volume up 6.1% and net sales revenue up 5.7% on a constant currency basis, driven by the continuation of strong growth in Continental Europe and across the Lindemans, Wolf Blass, Penfolds and Rosemount labels. Lindemans growth benefited from the release of Early Harvest, a range of South African wines and additional Chilean varietals.

Significant Items

Continuing business significant items for the period totalled $730.4 million ($605.8 million after tax). They included a $437.7 million impairment charge to Americas wine carrying values, and a $292.7 million impairment charge to AAP wine carrying values.

The impairment charges reflect revised growth expectations and the impact of exchange rate movements on the Australian wine business. The charges include write downs to intangibles, inventory, agriculture assets, and property, plant and equipment. The write down to bulk wine in Australia and California adjusts the carrying value of inventory to net realisable value.

Wine Strategic Review

The review of Foster's wine strategy continues with a rigorous process reporting directly to the Chairman. The scope of the review is comprehensive and will, amongst other things, consider the optimal structure and operations of Foster's wine business. Foster's continues to expect the review to be completed by the end of 2008.

Fiscal 2009 Outlook

In light of the wine review currently underway Foster's will not be providing any specific earnings guidance for fiscal 2009.

1 *Earnings before interest, tax, depreciation, amortisation, significant items and SGARA (EBITDAS)*
2 *Earnings before significant item and SGARA*
3 *Source: Nielsen*

Financial Commentary

12 Months to 30 June	2008 Reported	2007 Reported	2007 Constant Currency	Change Reported	Change Constant Currency
	$m	$m	$m	%	%
Net sales revenue[1]	**4,372.7**	4,555.2	4,376.8	(4.0)	(0.1)
– Australia, Asia and Pacific	**948.4**	870.0	877.1	9.0	8.1
– Americas	**150.8**	254.2	191.2	(40.7)	(21.1)
– Europe, Middle East and Africa	**87.3**	82.2	74.9	6.2	16.6
– Corporate	**(47.6)**	(51.5)	(51.2)	7.6	7.0
EBITS[1]	**1,138.9**	1,154.9	1,092.0	(1.4)	4.3
SGARA	**1.9**	(38.1)	(38.2)	105.0	105.0
EBIT	**1,140.8**	1,116.8	1,053.8	2.1	8.3
Net finance costs	**(144.7)**	(187.1)	(166.8)	22.7	13.2
Continuing net profit before tax	**996.1**	929.7	887.0	7.1	12.3
Tax[1]	**(279.3)**	(260.7)	(248.7)	(7.1)	(12.3)
Continuing net profit after tax	**716.8**	669.0	638.3	7.1	12.3
Minority Interests	**(5.8)**	(3.7)	(3.7)	(56.8)	(56.8)
Continuing net profit after tax and minority interests (before significant items)	**711.0**	665.3	634.6	6.9	12.0
Discontinued operations trading result after tax[1]	**3.6**	23.4	23.5	(84.6)	(84.7)
Net profit after tax (before significant items)	**714.6**	688.7	658.1	3.8	8.6
Continuing operations significant items (net of tax)	**(605.8)**	107.8	107.8		
Discontinued operations significant items[1] (net of tax)	**2.9**	169.7	174.9		
Net profit after tax attributable to members of Foster's Group Limited	**111.7**	966.2	940.8	(88.4)	(88.1)
Net profit after tax (before significant items & SGARA)	**713.2**	716.1	685.6	(0.4)	4.0
EPS (before significant items & SGARA)	**36.8**	35.6	34.1	3.4	7.9
Reported EPS	**5.8**	48.0	46.7	(87.9)	(87.6)
Average shares (number – million)	**1,938.3**	2,013.5	2,013.5		

1 Refer reconciliation to the Income Statement on page 34.

Exchange rates: average exchange rates used for profit and loss purposes in 2008 are: $A1 = $US 0.8960 (2007: $A1 = $US 0.7866), $A1 = GBP 0.4473 (2007: $A1 = GBP 0.4066). Period end exchange rates used for balance sheet items in 2008 are: $A1 = $US 0.9617 (2007: $A1 = $US 0.8466), $A1 = GBP 0.4822 (2007: $A1 = GBP 0.4229).

Constant currency: Throughout this report constant currency assumes current and prior earnings of self-sustaining foreign operations are translated and cross border transactions are transacted at current year exchange rates.

SGARA: Australian Accounting standard AASB141 "Agriculture"

Group Financial Review continued

Reconciliation to the Income Statement

12 Months to 30 June	Reference	2008	2007
		Reported	Reported
		$m	$m
Net Sales Revenue (NSR)	Commentary – page 33	**4,372.7**	4,555.2
Other Revenue		**185.8**	205.0
Total Revenue	Income statement – page 42	**4,558.5**	4,760.2
EBITS	Commentary – page 33	**1,138.9**	1,154.9
SGARA		**1.9**	(38.1)
EBIT		**1,140.8**	1,116.8
Significant items before tax		**(730.4)**	96.7
Profit from continuing operations before tax and finance costs	Income statement – page 42	**410.4**	1,213.5
Tax	Commentary – page 33	**(279.3)**	(260.7)
Significant items – tax		**124.6**	11.1
Income tax expense relating to continuing operations	Income statement – page 42	**(154.7)**	(249.6)
Discontinued operations trading result after tax	Commentary – page 33	**3.6**	23.4
Discontinued operations significant items after tax		**2.9**	169.7
Net profit from discontinued operations	Income statement – page 42	**6.5**	193.1
Net profit after tax before significant Items and SGARA	Commentary – page 33	**713.2**	716.1
Continuing operations significant items after tax		**(605.8)**	107.8
Discontinued operations significant items after tax		**2.9**	169.7
SGARA post tax		**1.4**	(27.4)
Net profit attributable to members of Foster's Group Limited	Income statement – page 42	**111.7**	966.2

Foster's Australia, Asia and Pacific

12 Months to 30 June	2008	2007		2007	
Continuing Business pre significant Items	Reported	Reported	Change	Constant Currency	Change
	$m	$m	%	$m	%
BCS Volume (million 9L cases)	**110.9**	114.4	(3.1)	114.4	(3.1)
Wine Volume (million 9L cases)	**10.7**	11.7	(8.7)	11.7	(8.7)
Total Volume (million 9L cases)	**121.6**	126.1	(3.6)	126.1	(3.6)
BCS NSR	**2,267.8**	2,190.4	3.5	2,187.7	3.7
Wine NSR	**676.2**	690.5	(2.1)	688.6	(1.8)
Total Net Sales Revenue	**2,944.0**	2,880.9	2.2	2,876.3	2.4
BCS EBITS	**780.2**	722.1	8.0	729.5	6.9
Wine EBITS	**168.2**	147.9	13.7	147.6	14.0
Total EBITS	**948.4**	870.0	9.0	877.1	8.1
EBITS/NSR Margin (%)	**32.2**	30.2	2.0 pts	30.5	1.7 pts

Beer, Cider and Spirits / RTD

In the AAP region BCS EBITS increased 8.0% to $780.2 million with continued strong growth in Australia and earnings in Asia and the Pacific similar to the prior period.

Excluding the impact from the termination of the Boag's distribution agreement, AAP beer volume decreased 2.1% and net sales revenue increased 5.8%. Second half AAP beer net sales revenue growth was in line with the first half, with a significant contribution from price and mix.

Cider continues to perform strongly with volume up 5.4% and net sales revenue up 13.4%. Spirits/RTD volume and net sales revenue declined following changes to excise in the second half.

AAP BCS EBITS includes a net one time benefit of $5.4 million which consists of $26.8 million of profits associated with the sale of properties and $21.4 million of one time Australian logistics transformation costs (fiscal 2007 $7.7 million). Australian logistics transformation costs in the second half were above previous expectations as a result of higher than anticipated costs associated with a redundant warehouse facility.

EBITS associated with the distribution of Boag's in fiscal 2008 was $8.7 million (fiscal 2007 $5.3 million) and includes $6.2 million received in January 2008 in relation to the termination of the agreement.

Underlying EBITS which excludes EBITS associated with Boag's and net one time items increased 5.7% to $766.1 million and in the second half increased 6.0%.

Excluding one time items, AAP BCS mix adjusted unit cost of sales increased 3.5%.

Wine

In the AAP region Foster's continues to focus on the development of its premium bottled wine portfolio and improving mix through the ongoing de-emphasis of cask and low margin commercial bottled wine.

Bottled wine volume declined 0.9% and included the negative impact from the re-alignment of Australian distributor inventories in the first half. Excluding the impact of the distributor inventory re-alignment, bottled wine volume increased 3.2% and net sales revenue increased 3.1%. Growth in Asia and the Pacific was solid.

Cask volume declined 42.8% to 1.2 million cases and Foster's expects to exit the cask category in the first half of fiscal 2009.

Constant currency wine net sales revenue per case increased 7.6% and in the second half increased 8.7%. The increase in net sales revenue per case included a significant contribution from mix and a benefit from price increases implemented throughout the region.

On a constant currency basis AAP wine EBITS increased approximately 14%.

A major contributor to EBITS growth was a reduction in costs reported in the AAP region associated with prior year inefficiencies at the Wolf Blass packaging facility and Australian export logistics. The implementation of efficiency initiatives has improved performance in line with expectations, however, in accordance with Foster's accounting practice, the remaining costs have been incorporated into product cost of sales for each region.

In the second half EBITS in the AAP region was impacted by higher cost of sales as an increasing portion of sales were from the higher cost 2007 Australian vintage.

Group Financial Review continued

Foster's Americas

12 Months to 30 June Continuing Business pre significant items	2008 Reported $m	2007 Reported $m	Change %	2007 Constant Currency $m	Change %
BCS Volume (million 9L cases)	**5.3**	5.8	(8.4)	5.8	(8.4)
Wine Volume (million 9L cases)	**18.0**	19.9	(9.6)	19.9	(9.6)
Total Volume (million 9L cases)	**23.3**	25.7	(9.3)	25.7	(9.3)
BCS NSR	**6.3**	4.1	53.7	4.1	53.7
Wine NSR	**978.3**	1,215.8	(19.5)	1,074.0	(8.9)
Total Net Sales Revenue	**984.6**	1,219.9	(19.3)	1,078.1	(8.7)
BCS EBITS	**4.2**	3.3	27.3	3.2	31.3
Wine EBITS	**146.6**	250.9	(41.6)	188.0	(22.0)
Total EBITS	**150.8**	254.2	(40.7)	191.2	(21.1)
EBITS/NSR Margin (%)	**15.3**	20.8	(5.5)pts	17.7	(2.4) pts

Wine

Earnings in the Americas have been impacted by unfavourable exchange rate movements and lower volumes. Performance of Foster's Californian sourced wines was in line with expectations and initiatives to improve performance across the Australian portfolio began to gain traction in the June quarter.

The wine category in the US continued to show positive value, volume and revenue per case growth[3] in fiscal 2008. However growth rates have moderated in the second half, particularly for wines sold on-premise.

Foster's volume declined 9.6% and was impacted by a 0.9 million case reduction in distributor inventories and lower sales of Australian sourced wines. Distributor depletions, which provide an indication of underlying performance, declined 2.5%.

Distributor depletions of Foster's Californian sourced wines, excluding Beringer White Zinfandel, increased 5.3%. Distributor depletions of Beringer White Zinfandel declined 5.8% and in the second half declined 15.8% following the implementation of price increases in January 2008. The second half decline in depletions after the price increase was less than expected.

Depletions of Australian sourced wine declined 6.1%. Performance was impacted by lower growth in the Australian category and a reduction in Foster's merchandising and promotional activity in the December and March quarters. In the June quarter merchandising and promotional activity was restored to historic levels and Nielsen data indicates improved performance of Foster's portfolio of Australian sourced wines.

On a constant currency basis net sales revenue per case increased 0.7% and included the benefit from price increases on Beringer California Collection which include Beringer White Zinfandel, and selective Californian and imported luxury products.

EBITS declined by approximately $104 million to $146.6 million. On a constant currency basis EBITS declined by $40.4 million, primarily reflecting lower volumes. On a constant currency basis cost of sales per case increased approximately 1%.

3 *Source: Nielsen*

Foster's Europe, Middle East and Africa

12 Months to 30 June	2008	2007		2007	
Continuing Business pre significant items	Reported	Reported	Change	Constant Currency	Change
	$m	$m	%	$m	%
BCS Volume (million 9L cases)	**1.3**	1.3	(0.7)	1.3	(0.7)
Wine Volume (million 9L cases)	**10.0**	9.4	6.1	9.4	6.1
Total Volume (million 9L cases)	**11.3**	10.7	5.2	10.7	5.2
BCS NSR	**12.5**	14.2	(12.0)	14.2	(12.0)
Wine NSR	**431.6**	440.2	(2.0)	408.2	5.7
Total Net Sales Revenue	**444.1**	454.4	(2.3)	422.4	5.1
BCS EBITS	**9.4**	11.4	(17.5)	10.7	(12.1)
Wine EBITS	**77.9**	70.8	10.0	64.2	21.3
Total EBITS	**87.3**	82.2	6.2	74.9	16.6
EBITS/NSR Margin (%)	**19.7**	18.1	1.6 pts	17.7	2.0 pts

Wine

Volume increased 6.1% with growth in the second half moderating as expected following the implementation of price increases and planned reductions in promotional activity.

In Continental Europe volume increased 11.9% with strong growth in the Nordics and the Netherlands. Approximately 35% of EMEA wine volume and approximately 50% of EMEA wine EBITS is generated in Continental Europe and Foster's continues to invest in this region to develop additional growth opportunities.

In the UK volume increased 3.1% with good growth in the grocery, and impulse and convenience channels.

On constant currency basis net sales revenue per case declined 0.3%. This decline reflects price increases in Continental Europe and selectively in the UK, offset by mix and the impact from transitioning to bulk wine sales to Foster's Nordic distribution partner for in-market packaging and distribution.

On a constant currency basis EBITS margin increased 2.3 percentage points to 18% with the benefit of price increases and cost savings from in-market packaging of bag-in-box product partially offset by higher cost of sales associated with the Australian 2007 vintage.

Beer, Cider and Spirits/RTDs

African and Eastern, Foster's joint venture company in the Middle East, continues to perform well and Foster's continues to test market its Australian beer brands in the UK.

Group Financial Review continued

Foster's Wine Trade

12 Months to 30 June Continuing Business pre significant Items	2008 Reported	2007 Reported	Change	2007 Constant Currency	Change
	$m	$m	%	$m	%
AAP Volume (million 9L cases)	**10.7**	11.7	(8.7)	11.7	(8.7)
Americas Volume (million 9L cases)	**18.0**	19.9	(9.6)	19.9	(9.6)
EMEA Volume (million 9L cases)	**10.0**	9.4	6.1	9.4	6.1
Total Volume (million 9L cases)	**38.7**	41.0	(5.7)	41.0	(5.7)
AAP NSR	**676.2**	690.5	(2.1)	688.6	(1.8)
Americas NSR	**978.3**	1,215.8	(19.5)	1,074.0	(8.9)
EMEA NSR	**431.6**	440.2	(2.0)	408.2	5.7
Total Net Sales Revenue	**2,086.1**	2,346.5	(11.1)	2,170.8	(3.9)
AAP EBITS	**168.2**	147.9	13.7	147.6	14.0
Americas EBITS	**146.6**	250.9	(41.6)	188.0	(22.0)
EMEA EBITS	**77.9**	70.8	10.0	64.2	21.3
Total EBITS	**392.7**	469.6	(16.4)	399.8	(1.8)
EBITS/NSR Margin (%)	**18.8**	20.0	(1.2)pts	18.4	0.4 pts
EBIT	**394.6**	431.5	(8.6)	361.6	9.1
Cash Conversion (%)	**82.1**	86.7	(4.6)pts	87.0	(4.9) pts

Global wine EBITS declined 16.4% to $392.7 million with unfavourable exchange rate movements contributing approximately $70 million to the decline. On a constant currency basis wine EBITS declined 1.8% and included an impact from lower volume and increased cost of sales.

Wine volume declined 5.7% to 38.7 million cases and includes a 1.1 million case impact from the realignment of distributor inventories in Australia and the US, lower sales of Australian wine in the Americas and the de-emphasis of cask wine in Australia.

Constant currency EBITS margins increased 0.4 percentage points to 18.8% with the benefit of positive mix and pricing in AAP and EMEA partially offset by lower volumes in the Americas.

Constant currency wine unit cost of goods increased 1.5%. In the first half cost of sales benefited from the sale of lower cost Australian 2006 vintage wines. In the second half cost of sales increased as an increasing portion of sales were sourced from the higher cost Australian 2007 vintage.

In fiscal 2008 cost of sales benefited from the realisation of operating efficiencies at the Wolf Blass Packaging and Napa Bottling Centres (NBC). Operating efficiencies at NBC allowed the St Helena packaging facility to be closed and Foster's packaging activities in California to be consolidated at NBC. Operating efficiency improvements were also realised in Australian wine export logistics.

Vintage Update and Wine Inventory

Grape production in the 2008 Australian vintage was above pre-vintage expectations and approximately 25% above the frost affected 2007 vintage. Total grape production was 1.8 million tonnes (Source: Winemakers Federation of Australia) and has resulted in the Australian wine industry remaining over supplied.

In the premium dry land regions the 2008 vintage was larger than the 2007 frost impacted vintage and broadly in line with pre-vintage expectations. In the irrigated regions record rainfall and additional water purchases by growers resulted in the 2008 vintage being significantly above pre vintage expectations.

Foster's currently expects the upcoming 2008 Californian vintage to be of similar size or slightly higher than the 2007 vintage with further incremental increases in grape prices as supply tightens. Recent frost events in California are not expected to have a material impact on company owned vineyards.

Cash Flow

12 Months to 30 June	2008	2007	Change
	$m	$m	%
EBITDAS – continuing	**1,306.5**	**1,305.6**	**0.1**
Working capital change	(64.2)	(86.5)	
Other items	(24.9)	(5.9)	
Operating cash flow before interest and tax	**1,217.4**	**1,213.2**	**0.3**
Dividends received	-	0.4	
Net interest paid	(153.2)	(209.7)	
Tax paid	(147.0)	(228.1)	
Net operating cash flows	**917.2**	**775.8**	**18.2**
Net capital expenditure	(52.0)	(144.6)	
Cash flow before dividends	**865.2**	**631.2**	**37.1**
Ordinary dividends/distributions to minorities	(431.3)	(346.0)	
Cash flow after dividends	**433.9**	**285.2**	**52.1**
Continuing Net operating cash flows before significants	**917.2**	**775.8**	**18.2**
Discontinued business	4.5	34.4	
Significant item cash flows in payments	(7.3)	(62.9)	
ATO disputed tax payment	(244.5)	-	
Net cash flow from operating activities	**669.9**	**747.3**	**(10.4)**

Foster's continues to generate robust free cash flow.

Cash conversion was strong and increased 0.3 percentage points to 93.2% of EBITDAS. BCS cash conversion was 98.5%. Wine cash conversion remained strong at 82.1%.

Net capital expenditure was $52 million and benefited from proceeds from the sale of the Nuriootpa and Seppeltsfield wineries and properties adjacent to the Abbotsford brewery. Capital expenditure was $140.8 million and included improvements to spirits production capability at Yatala, the purchase of kegs in AAP and oak in AAP and America, and expenditure related to the Australian logistics transformation.

Foster's currently expects capital expenditure in fiscal 2009 to be similar to depreciation, including initial expenditure associated with Foster's global Information Technology (IT) system project. The IT project includes the development of a common business platform globally and is expected to be substantially completed in fiscal 2011.

The increase in cash dividend payments reflects an increase in dividends per share and the satisfaction of Dividend Reinvestment Plan (DRP) entitlements associated with the interim 2008 dividend through the on-market purchases of shares. Foster's will continue to assess the benefits of satisfying future DRP entitlements through the on-market purchase of shares.

Group Financial Review continued

Net Debt

12 Months to 30 June	2008	2007	Change
	$m	$m	%
Gross borrowings	**2,584.5**	**2,874.5**	**(10.1)**
Debt issuance costs	(21.2)	(18.8)	
Fair value adjustments to fixed debt	66.1	2.1	
Borrowings per balance sheet	**2,629.4**	**2,857.8**	**(8.0)**
Cash	(160.9)	(287.5)	(44.0)
Fair value of fixed rate debt hedges	(65.8)	(1.7)	
Net debt	**2,402.7**	**2,568.6**	**(6.5)**
Gearing (%)	62.4	55.4	(7.0)pts
Interest Cover (times)	2.9	7.8	4.9 times

Net debt decreased $165.9 million to $2.4 billion. The reduction in net debt reflects strong free cash flow and a $337.9 million benefit from exchange rate movements partially offset by the completion of the $350 million share buy-back program announced in August 2007 and a $244.5 million payment to the Australian Commissioner of Taxation (ATO) in relation to ongoing disputed tax assessments. The payment to the ATO will continue to be recorded as a current receivable until resolution of the dispute.

Net interest expense declined 22.7% to $144.7 million and included a $14.2 million reduction as a result of exchange rate movements. The average interest rate in the period was 5.6% and in fiscal 2009 Foster's expects the average interest rate to be slightly higher than fiscal 2008.

With gearing at 62.4% and interest cover at 8 times (pre significant items), Foster's retains a robust financial position. Foster's credit rating remains at BBB / Baa2 with a stable outlook. Approximately 80% of gross debt is denominated in US dollars, and 48% of gross debt is at floating rates.

Foster's retains significant liquidity with committed undrawn facilities of approximately $1.5 billion and $161 million of cash at 30 June 2008. The weighted average maturity of gross debt is 7.7 years with no capital market or term debt facilities maturing in the next 12 months.

Historical Summary

$million (unless otherwise stated)	AGAAP 2004	2005	2006	2007	AIFRS 2008
Income Statement					
Net Sales Revenue	2,943.7	3,322.2	4,350.9	4,555.2	**4,372.7**
EBIT from operations					
– AAP			800.2	831.2	**949.9**
– Americas			255.3	254.9	**151.2**
– EMEA			68.9	82.2	**87.3**
– Corporate			(58.7)	(51.5)	**(47.6)**
EBIT (Continuing Business)	568.5	729.2	1,065.7	1,116.8	**1,140.8**
Net Interest	(74.9)	(81.0)	(243.3)	(187.1)	**(144.7)**
Income Tax Expense	(150.5)	(208.6)	(248.1)	(260.7)	**(279.3)**
Minority Interest	(7.4)	(5.3)	(3.6)	(3.7)	**(5.8)**
Material Items (after tax)	(219.5)	(25.8)	(66.4)	107.8	**(605.8)**
Discontinued Operations – trading (after tax)	133.7	85.3	37.2	23.4	**3.6**
Discontinued Operations – material items (after tax)	549.4	426.1	624.7	169.7	**2.9**
Net Profit after Tax	799.3	919.9	1,166.2	966.2	**111.7**
Net profit prior to significant items and SGARA	508.4	531.8	612.9	716.0	**713.2**
SGARA	(56.1)	(17.7)	(7.1)	(38.0)	**1.9**
SGARA (after tax)	(39.0)	(12.2)	(5.0)	(27.3)	**1.4**
Average Shares Outstanding (Million)	2,070.8	1,998.8	2,012.2	2,012.7	**1,937.3**
Average Dilutive Shares Outstanding (Million)	2,071.8	1,999.6	2,012.2	2,013.5	**1,938.3**
Earnings Per Share [1]	24.6	26.6	30.5	35.6	**36.8**
Reported Basic Earnings Per Share (cents)	38.6	46.0	58.0	48.0	**5.8**
Reported Diluted Earnings Per Share (cents)	38.6	46.0	58.0	48.0	**5.8**
Cash Flow					
EBITDAS (continuing business)	779.2	880.0	1,216.7	1,305.7	**1,306.5**
Operating cash flow	657.0	523.4	835.2	747.3	**669.9**
Asset sales and other	1,331.0	1,038.9	828.3	770.4	**92.1**
Capital expenditure	(290.6)	(239.9)	(284.9)	(195.2)	**(139.3)**
Investments	(102.3)	(3,113.3)	(206.3)	(1.4)	**-**
Dividend payments	(667.7)	(300.3)	(332.9)	(620.2)	**(601.9)**
Share buy-back/new issues	(514.2)	(146.5)	3.3	(124.6)	**(180.3)**
Outside equity interest	(0.6)	(6.3)	(1.8)	(3.1)	**(0.7)**
Net cash flow	412.6	(2,244.0)	840.9	573.2	**(160.2)**
Financial Strength					
Net Debt (EOP)	1,662.2	4,236.6	3,499.2	2,568.6	**2,402.7**
Total Shareholders' Equity	4,600.2	3,707.2	4,481.7	4,633.2	**3,850.7**
Book Value Per Share ($)	2.3	1.8	2.2	2.3	**2.0**
Net Tangible Assets Per Share ($)	1.1	-	0.4	0.6	**0.6**
Net Debt/Equity (%)	36.1	114.3	78.1	55.4	**62.4**
EBITS[1]/Interest Paid cover (times)	8.3	9.2	4.4	6.2	**7.9**
Shareholder Returns					
Dividend (Cents Per Share)	19.25	20.00	21.50	23.75	**26.25**
Dividend Cover (Times)	2.1	2.3	2.7	2.0	**0.2**
Franking (%)	100.0	100.0	100.0	100.0	**100.0**
Return on Equity (%)	17.5	24.8	26.0	20.9	**2.9**
Share Prices ($)					
– Close	4.72	5.32	5.47	6.38	**5.07**
– Year High	4.89	5.88	5.98	7.14	**6.90**
– Year Low	4.17	4.56	4.56	5.26	**4.82**

1 *Earnings pre-significant items and SGARA, expressed in cents per share*

Income Statements

Foster's Group Limited and its controlled entities
Income Statement for the financial year ended 30 June

		FGL		Consolidated	
	Note	2008	2007	2008	2007
		$m	$m	$m	$m
Revenue	2	**350.0**	700.0	**4,558.5**	4,760.2
Cost of sales	3			**(2,686.3)**	(2,718.3)
Gross profit		**350.0**	700.0	**1,872.2**	2,041.9
Other income	2	**1.1**	1.3	**34.6**	144.3
Selling expenses				**(328.5)**	(340.0)
Marketing expenses		**-**	(9.0)	**(331.2)**	(360.1)
Administration expenses		**(58.2)**	(53.3)	**(203.4)**	(195.6)
Other expenses	3	**(1.6)**	(6.0)	**(644.7)**	(87.3)
Share of net profits of associates and joint ventures accounted for using the equity method	12			**11.4**	10.3
Profit from continuing operations before tax and finance costs		**291.3**	633.0	**410.4**	1,213.5
Finance income		**192.0**	164.0	**27.6**	27.3
Finance costs		**(153.2)**	(53.6)	**(172.3)**	(214.4)
Net finance income/(costs)	2	**38.8**	110.4	**(144.7)**	(187.1)
Profit before tax from continuing operations		**330.1**	743.4	**265.7**	1,026.4
Income tax benefit/(expense) relating to continuing operations	5	**0.9**	(8.5)	**(154.7)**	(249.6)
Net profit from continuing operations		**331.0**	734.9	**111.0**	776.8
Net profit from discontinued operations	4			**6.5**	193.1
Net profit including discontinued operations		**331.0**	734.9	**117.5**	969.9
Net profit attributable to minority interests				**(5.8)**	(3.7)
Net profit attributable to members of Foster's Group Limited		**331.0**	734.9	**111.7**	966.2
Earnings per share for profit from continuing operations attributable to the members of Foster's Group Limited (cents)	7			**5.5**	38.4
Earnings per share for profit attributable to the members of Foster's Group Limited (cents)	7			**5.8**	48.0

The income statements should be read in conjunction with the accompanying notes.

Balance Sheets

Foster's Group Limited and its controlled entities
Balance Sheets at 30 June

		FGL		Consolidated	
	Note	2008	2007	2008	2007
		$m	$m	$m	$m
Current assets					
Cash and cash equivalents	9	**2.6**	2.6	**160.9**	287.5
Receivables	10	**10,224.0**	9,272.1	**1,099.8**	1,211.4
Inventories	11			**1,010.8**	962.6
Non-current assets classified as held for sale	13			**38.2**	100.7
Derivative financial assets	20			**1.5**	1.6
Total current assets		**10,226.6**	9,274.7	**2,311.2**	2,563.8
Non-current assets					
Receivables	10	**16.0**	23.1	**29.2**	42.6
Inventories	11			**388.6**	536.5
Investments accounted for using the equity method	12			**58.8**	63.0
Other financial assets	14	**1,573.2**	1,339.1		
Property, plant and equipment	15	**19.2**	15.4	**2,040.1**	2,261.7
Agricultural assets	16			**291.6**	335.1
Intangible assets	17	**2.1**	-	**2,749.5**	3,421.8
Deferred tax assets	5	**7.8**	13.6	**317.7**	296.8
Derivative financial assets	20			**66.4**	41.7
Total non-current assets		**1,618.3**	1,391.2	**5,941.9**	6,999.2
Total assets		**11,844.9**	10,665.9	**8,253.1**	9,563.0
Current liabilities					
Payables	19	**1,170.7**	1,178.8	**721.8**	771.1
Borrowings	20	**6,186.3**	4,627.1	**45.6**	285.9
Current tax liabilities		**99.6**	30.5	**108.9**	272.4
Provisions	21	**10.4**	4.4	**139.1**	148.7
Liabilities directly associated with non-current assets held for sale	13			**23.4**	40.4
Derivative financial liabilities	20			**-**	3.1
Total current liabilities		**7,467.0**	5,840.8	**1,038.8**	1,521.6
Non-current liabilities					
Payables	19	**13.4**	15.2	**19.1**	27.4
Borrowings	20			**2,583.8**	2,571.9
Deferred tax liabilities	5	**2.4**	1.7	**724.7**	744.4
Provisions	21	**2.3**	4.5	**36.0**	28.7
Derivative financial liabilities	20			**-**	35.8
Total non-current liabilities		**18.1**	21.4	**3,363.6**	3,408.2
Total liabilities		**7,485.1**	5,862.2	**4,402.4**	4,929.8
Net assets		**4,359.8**	4,803.7	**3,850.7**	4,633.2
Equity					
Contributed equity	22	**3,493.3**	3,612.9	**3,493.3**	3,612.9
Reserves	23	**19.9**	19.7	**(335.3)**	(219.4)
Retained profits	23	**846.6**	1,171.1	**663.5**	1,212.1
Total parent entity interest		**4,359.8**	4,803.7	**3,821.5**	4,605.6
Minority interests in controlled entities				**29.2**	27.6
Total equity		**4,359.8**	4,803.7	**3,850.7**	4,633.2

The balance sheets should be read in conjunction with the accompanying notes.

Statements of Recognised Income and Expenses

Foster's Group Limited and its controlled entities
Statements of Recognised Income and Expenses for the financial year ended 30 June

		FGL		Consolidated	
	Note	2008	2007	2008	2007
		$m	$m	$m	$m
Total Equity at the beginning of the financial year		**4,803.7**	4,807.6	**4,633.2**	4,481.7
Adjustment resulting from change in accounting policy		-	(5.3)	-	(5.3)
Cash flow hedges (net of tax)	23			**0.7**	2.1
Net investment hedges (net of tax)	23			**159.4**	177.6
Share based payments	23	**5.5**	2.0	**5.5**	2.0
Actuarial gains/(losses) on defined benefit plans	23, 27	**(2.6)**	0.9	**(7.4)**	0.5
Exchange difference on translation of foreign operations	23			**(276.2)**	(254.0)
Net income/(expense) recognised directly in equity		**2.9**	(2.4)	**(118.0)**	(77.1)
Profit for the year		**331.0**	734.9	**117.5**	969.9
Total recognised income/(expense) for the period		**333.9**	732.5	**(0.5)**	892.8
Total recognised income and expense for the period is attributable to:					
– members of Foster's Group Limited		**333.9**	732.5	**(6.3)**	889.1
– minority interests				**5.8**	3.7
Transactions with equity holders					
– contributions/(return) of equity	22	**(119.6)**	(3.9)	**(119.6)**	(3.9)
– dividends paid	8, 22	**(658.2)**	(732.5)	**(658.2)**	(732.5)
– minority interests				**(4.2)**	(4.9)
		(777.8)	(736.4)	**(782.0)**	(741.3)
Total Equity at the end of the financial year		**4,359.8**	4,803.7	**3,850.7**	4,633.2

The statements of recognised income and expenses should be read in conjunction with the accompanying notes.

Statements of Cash Flows

Foster's Group Limited and its controlled entities
Statements of Cash Flows for the financial year ended 30 June

		FGL		Consolidated	
	Note	2008	2007	2008	2007
		$m Inflows/ (Outflows)	$m Inflows/ (Outflows)	$m Inflows/ (Outflows)	$m Inflows/ (Outflows)
Cash flows from operating activities					
Receipts from customers				**6,418.2**	6,858.6
Payments to suppliers, governments and employees		**(45.0)**	(88.0)	**(5,202.3)**	(5,672.9)
Dividends received		**350.0**	700.0	**-**	0.4
Interest received		**0.6**	1.1	**21.3**	22.6
Borrowing costs		**(1.4)**	(1.4)	**(174.7)**	(231.8)
Income taxes paid		**(159.5)**	(219.6)	**(392.6)**	(229.6)
Net cash flows on behalf of controlled entities		**(350.0)**	(700.0)		-
Net cash flows from operating activities	31	**(205.3)**	(307.9)	**669.9**	747.3
Cash flows from investing activities					
Payments to acquire controlled entities (net of cash balances acquired)	31			**-**	(1.4)
Payments for property, plant, equipment and agricultural assets		**(10.7)**	(4.4)	**(139.3)**	(195.2)
Payments for acquisition of other assets		**(2.1)**	-	**(2.1)**	-
Payments for issues of loans				**-**	(0.4)
Net proceeds from repayment of loans		**3.0**	3.4	**3.0**	3.4
Proceeds from sale of property, plant and equipment		**-**	1.3	**51.7**	46.9
Proceeds from sale of investments and other assets		**0.7**	-	**36.0**	202.8
Proceeds from sale of controlled entities	31	**-**	238.0	**1.4**	517.3
Net cash flows from investing activities		**(9.1)**	238.3	**(49.3)**	573.4
Cash flows from financing activities					
Payments for shares bought back		**(180.0)**	(125.3)	**(180.0)**	(125.3)
Proceeds from issue of shares and exercise of options		**(0.3)**	0.7	**(0.3)**	0.7
Proceeds from borrowings	20			**493.4**	509.6
Repayment of borrowings	20			**(444.7)**	(1,231.7)
Distributions to minority interests				**(0.7)**	(3.1)
Dividends paid	8	**(601.9)**	(620.2)	**(601.9)**	(620.2)
Net cash flows on behalf of controlled entities		**996.6**	814.6		
Net cash flows from financing activities		**214.4**	69.8	**(734.2)**	(1,470.0)
Total cash flows from activities	20	**-**	0.2	**(113.6)**	(149.3)
Cash at the beginning of the year		**2.6**	2.4	**287.5**	448.0
Effects of exchange rate changes on foreign currency cash flows and cash balances				**(13.0)**	(11.2)
Cash at the end of the year	31	**2.6**	2.6	**160.9**	287.5

The statements of cash flows should be read in conjunction with the accompanying notes.

Note 1 – Summary of Significant Accounting Policies

Basis of Preparation

The financial report is a general purpose financial report and has been prepared in accordance with the requirements of Australian equivalents to International Financial Reporting Standards (AIFRSs) and other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

The financial report has been prepared on a historical cost basis, except for derivative financial instruments and agricultural assets, which have been measured at fair value.

Statement of Compliance

This financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards (IFRS).

A summary of significant accounting policies of the Group under AIFRS is disclosed below.

Principles of Consolidation

The consolidated financial statements have been prepared for the consolidated entity (also referred to as the 'Group') comprising Foster's Group Limited (FGL) as the parent entity, and all its controlled entities. Controlled entities are listed in note 34.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

Changes in Accounting Policy

The following changes in accounting policies were implemented:

AASB 114 "Segment Reporting"

Consistent with the prior year the Group has adopted geographic segments as the primary segment. The group now reports an industry segment as the risks and returns related to wine and beer products or groups of products differ sufficiently to require disclosure as a secondary segment. Comparative year disclosures are also presented.

Change in disclosure of Overheads

Disclosure of overheads directly related to the production and distribution of inventory have been reclassified as cost of sales to harmonise beer and wine cost treatment. This has resulted in $52.8 million of overheads being reclassified in the Income Statement for the year ended 30 June 2007, as outlined below:

	2007	Restatement	2007 Restated
	$m	$m	$m
Cost of sales	2,665.5	52.8	2,718.3
Distribution expense	23.8	(23.8)	-
Administration expense	224.6	(29.0)	195.6
Total	2,913.9	-	2,913.9

Adoption of new and revised Accounting Standards

The Group has adopted the following new and revised Accounting Standards issued by the Australian Accounting Standards Board (AASB) that are relevant to its operations.

- AASB 2007-4 "Amendments to Australian Accounting Standards Arising from ED 151 and Other Amendments".
- AASB 2 "Group & Treasury Share Transactions" (revised);

The Group has also elected to adopt the following accounting standards early for the year ended 30 June 2008:

- AASB 3, "Business Combinations" (revised); and
- AASB 127 "Consolidated and Separate Financial statements" (revised).

There has been no financial impact of adopting these accounting standards in 2008.

The Group has also adopted the following Accounting Standards as listed below which only impacted on the Group's financial Statements with respect to disclosure:

- AASB 101 "Presentation of Financial statements" (amendments to capital disclosures)
- AASB 7 "Financial Instruments: Disclosures"

Recently issued or amended accounting standards

The following Australian Accounting Standards have recently been issued or amended but are not yet effective and have not been adopted for this annual reporting period:

- AASB 8 "Operating Segments", issued February 2007 and applicable to the Group for the year commencing 1 July 2009.
- AASB 101 "Presentation of financial statements", (revised) issued September 2007 and applicable to the Group for the year commencing 1 July 2009.
- AASB 123 "Borrowing Costs", (revised) issued June 2007 and applicable to the Group for the year commencing 1 July 2009.
- AASB 2008-1 "Amendments to AASB 2, Share-based Payments: Vesting Conditions and Cancellations" issued February 2008 and applicable to the Group for the year commencing 1 July 2009.
- AASB 2008-2 "Amendments to AASB 132 and AASB 1: Puttable Financial Instruments and Obligations Arising on liquidation" issued March 2008 and applicable to the Group for the year commencing 1 July 2009.

The Group has not determined the financial impact of adopting the new or amended accounting standards.

Summary of Significant Accounting Policies

The significant accounting policies applied by the Group are described below.

Revenue Recognition

Revenue is measured at the fair value for the consideration received or receivable. Amounts disclosed as operating revenue are net of sales discounts, duties and taxes.

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group, and revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised.

Sale of goods

Revenue is recognised when the significant risk and rewards of ownership have passed to the buyer, the amount can be reliably measured and collectibility of the related receivables is reasonably assured. Generally, revenue is recognised when goods are despatched or when goods are delivered.

Property and investments

Revenue from the sale of non-residential properties held for development and resale is recognised when an executable contract becomes unconditional and sale of residential land is recognised at settlement.

Interest income

Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Royalties

Revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.

Dividends

Revenue is recognised when the right to receive payment is established.

Borrowing costs

Borrowing costs are recognised as an expense when incurred.

Acquisition of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of cash, shares issued or liabilities undertaken at the date of acquisition. Costs directly attributable to the acquisition are expensed when they are incurred. Transaction costs arising on the issue of equity instruments are recognised directly in equity. Where settlement of any part of cash consideration is deferred, the amount payable in the future is discounted to its present value as at the date of acquisition.

Impairment of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists or when annual impairment testing for an asset is required, the Group makes a formal assessment of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognised in the current period income statement.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such a reversal is recognised in the income statement. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Impairment losses recognised for goodwill are prohibited from being reversed.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, deposits held at call with banks, cash in transit, short-term deposits and investments with original maturities of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Receivables

Trade Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Credit terms are as follows:

Beer, Cider, Spirits and Non Alcoholic Beverages

Credit terms for beer, cider and non alcoholic beverages are generally 14 days from the date of invoice and 35 days from the date of invoice for spirit sales.

Wine

Wine trade terms are generally between 30-135 days depending on the nature of the transaction.

All receivables are regularly reviewed and a provision for impairment of trade receivables is established when there is objective evidence that all amounts may not be collectible according to the original terms of the sales transaction. Bad debts are written-off when identified.

Other Receivables

Other debtors

Other debtors are initially recorded at fair value of the consideration received or receivable.

Other debtors are classified as current assets unless the debtor has an unconditional right to defer settlement of the asset for at least 12 months after the balance sheet date, in which case they are classified as non-current other debtors.

Subsequent measurement of other non-current debtors occurs at amortised cost, where the nominal value is discounted to present value, using the effective interest rate of the asset over the expected period of settlement.

Loans

Loans comprise employee share loans, loans to controlled entities and loans to Director related entities and other persons. All loans except for certain inter-entity loans are non-interest bearing and are initially recognised at fair value and subsequently recorded at amortised cost, representing the present value of the loan, calculated using the effective interest rate of the loan over its term.

Inventories

Inventories of finished goods, raw materials and stores and work in progress are valued at the lower of cost (using average or FIFO basis) and estimated net realisable value. Cost of manufactured goods is determined on a consistent basis, comprising raw materials, direct labour, other direct costs and related production overheads based on normal operating capacity but exclude borrowing costs.

Net realisable value represents the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs to be incurred in the marketing, selling and distribution.

Inventories of wine stocks, shown as work in progress at cost, have been classified between current and non-current based on sales projections for the ensuing year.

Note 1 – Summary of Significant Accounting Policies continued

Investments

Investments in associates and controlled entities are accounted for using the purchase method. Under this method, the cost of an acquisition is measured at fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Associates

In the consolidated financial statements, investments in associates, which includes partnerships, are accounted for using the equity method of accounting and are initially recognised at cost.

Under this method, the Group's share of post acquisition profits or losses of associates is recognised in the income statement and its share of movements in post acquisition reserves is recognised in the Group's consolidated reserves. The cumulative post acquisition changes in the Group's share of net assets of the associate, less any impairment losses, are adjusted against the cost of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise any further losses, unless it has an obligation on behalf of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses, when applicable, in the consolidated Statement of recognised income and expenses. Associates are those entities over which the Group has significant influence, but not control and which is neither a subsidiary nor a joint venture. Unrealised gains and losses in transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates.

Controlled entities

Investments in controlled entities are carried at the lower of cost and recoverable amount (in the parent entity).

Business combinations involving commonly controlled entities are recorded at cost.

Financial Assets

Financial assets in the scope of AASB 139 "Financial Instruments: Recognition and Measurement" are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transactions costs. The Group determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

Financial assets at fair value through the profit or loss

Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains or losses on investments held for trading are recognised in the income statement.

Held-to-maturity investment

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification.

Interest bearing investments that are intended to be held-to-maturity are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. For investments carried at amortised cost, gains and losses are recognised in the income statement when the investments are derecognised or in the event of impairment, as well as through the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale investments

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified within any of the three preceding categories. After initial recognition available-for sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

For investments that are actively traded in organised financial markets, fair value is determined by reference to stock exchange quoted market bid prices at the close of business on the balance sheet date.

For investments where there is no active market or no quoted market price, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument that is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment; discounted cash flow analysis and option pricing models.

Derecognition of financial assets

The derecognition of a financial asset takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party. The derecognition of financial assets takes place when the rights to receive cash flow from the assets expire or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Financial Guarantees

Where a contract meets the definition of a financial guarantee, the contract is recognised at fair value at inception and then recognised at the greater of amortised cost, or the best estimate of total payments under the contract terms. This change in accounting policy was made in 2007, resulting in an adjustment to equity of $5.3 million.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Where an asset is acquired by means of a finance lease, which effectively transfers to the Group substantially all the risks and benefits incidental to ownership of the leased item, costs are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the income statement.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Property, Plant & Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.

The Group depreciates plant and equipment so that the assets are written-off over their estimated useful economic lives, using reducing balance or straight-line methods as appropriate. Lease premiums and leasehold improvements are written-off over the period of the lease or estimated useful economic life, whichever is the shorter.

Plant and equipment under construction is shown as "Projects in Progress" at cost. The cost of construction includes the cost of materials used in construction, direct labour on the project, and an appropriate proportion of variable and fixed overheads.

The depreciation rates used for each class of asset are as follows:

Freehold buildings and improvements	1.5%
Leasehold buildings and improvements *(representing average lease term)*	4.0%
Plant and equipment	2.5% – 40.0%

The assets' residual values, useful lives and amortisation methods are reviewed and adjusted, if appropriate, at each financial year-end.

Derecognition and disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the period the asset is derecognised.

Intangible Assets

Brand names

Acquired brand names are initially included in the financial statements at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred. The cost of acquired brand names is determined by reference to independent valuations performed on the acquisition of businesses.

The useful lives of intangible assets are assessed to be either finite or indefinite. Brand names with a long-term strategic focus have indefinite lives and are not amortised. In certain circumstances where brand names have definite lives, the carrying amount of the applicable brand names are amortised over their expected useful lives (generally five years) and the expense is taken to the income statement.

Brand names are tested for impairment where an indicator of impairment exist, and in the case of indefinite lived brand names the carrying value is tested for impairment as part of the annual testing of cash generating units. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Expenditure incurred in developing, maintaining or enhancing brand names is written-off in the income statement in the year in which it is incurred.

Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.

Goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortised.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of the cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

IT development costs

IT development costs are included in the financial statements as Intangibles assets at cost. Following initial recognition, IT development costs are carried at cost less any accumulated amortisation. IT development costs include the cost of purchased software and external labour used in the development of software, and software licenses and are amortised over the expected useful life of the intangible asset.

Agriculture

Agriculture comprises grape vines and olive trees. Both of these assets are measured at fair value less estimated point of sale costs, with changes in the fair value during the period recognised in the income statement. Costs incurred in maintaining agricultural assets are recognised as expenses in the income statement.

The fair value of picked grapes and olives is recognised as income in the income statement in the period of harvest.

Note 1 – Summary of Significant Accounting Policies continued

Non-current assets held for sale and discontinued operations
Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increase in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.

Non-current assets are not depreciated or amortised while they are classified as held for sale.

Interest-bearing loans and borrowings
Interest bearing loans and borrowings are initially recorded at fair value of the consideration received, net of issue costs directly associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, which present values the borrowing using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on issuance.

Gains and losses are recognised in the income statement in the event that the liabilities are derecognised.

Payables
Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company or consolidated entity.

Trade payables are normally settled within 45 days from the date of invoice.

Employee Benefits
Wages, salaries, annual leave, bonuses and non-monetary benefits

Liabilities for employees' entitlements to wages and salaries, annual leave and other current employee entitlements (that are expected to be paid within twelve months) are accrued at undiscounted amounts, calculated at amounts expected to be paid as at reporting date.

Liabilities for other employee entitlements, which are not expected to be paid or settled within twelve months of reporting date, are accrued in respect of all employees at the present value of future amounts expected to be paid.

Liabilities for short-term bonus plans (STIP) are recognised where there is a contractual or constructive obligation and accrued on an undiscounted basis.

Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of the current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling more than 12 months after balance date are discounted to present value.

Superannuation plan
The Group has both defined benefit and defined contribution superannuation plans.

An asset or liability is recognised in the balance sheet in respect of the defined benefit plans at the present value of the defined benefit obligation at balance date less the fair value of plan assets, together with adjustments for unrecognised actuarial past service costs. The defined benefit obligation is calculated regularly by an independent actuary.

Actuarial gains and losses are adjusted directly against retained earnings.

For defined contribution plans, contributions are recognised as an employee benefit expense when they are due.

Shared-based Payment Transactions/ Employee Share Plans
The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted and is recognised over the vesting period of the equity instrument. The fair value is determined by an external valuer using a binomial model.

Shares issued to employees under the Long Term Incentive Plan (LTIP) are recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the rights to receive shares granted to employees. At each reporting date, the Group revises its estimates of the number of LTIP rights that are expected to become exercisable. The Company recognises the impact of the revision of original estimates immediately to the extent it relates to past services and the rest, if any, over the remaining vesting period in the income statement, and a corresponding adjustment to equity.

Shares issued to employees under the employee share grant plan are recognised as an expense at the fair value of the granted shares.

Provisions
Provisions are recognised when a present obligation (legal, equitable or constructive) to make a future sacrifice of economic benefits to other entities arises as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Dividends
A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

Restructuring
Liabilities arising directly from undertaking a restructuring program, not in connection with the acquisition of an entity or operations, are recognised when a detailed plan of the restructuring activity has been developed and implementation of the restructuring program as planned has commenced, by either entering into contracts to undertake the restructuring activities or making a detailed announcement such that affected parties are in no doubt the restructuring program will proceed.

Restructuring provisions are only recognised on acquisition when the provision is a recognised liability of the acquired entity at the time of acquisition.

The cost of restructurings provided for is the estimated future cash flows, discounted at the appropriate rate reflecting the risks of the restructuring activities.

Onerous contracts

Provisions recognised in relation to onerous contracts are recognised where the unavoidable costs of meeting the obligations under these contracts exceed the expected benefits expected to be received.

Foreign Currency Translation

(a) Functional and presentation currency:

The consolidated financial statements are presented in Australian dollars, which is the functional and presentation currency of the Company and its Australian subsidiaries. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

(b) Transactions and balances:

Transactions denominated in a foreign currency are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies, arising from those transactions, are retranslated at the exchange rates at reporting date.

Foreign exchange gains and losses resulting from the settlement of transactions and from the translation at year-end are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. These amounts remain in equity until either the hedged transaction occurs or the disposal of the net investment, at which time they are recognised in the income statement.

Tax charges and credits attributable to exchange differences on those borrowings are also recognised in equity.

Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(c) Foreign Group Companies

The results and financial position of the foreign group entities that have a functional currency different to Australian dollars are translated into the presentation currency of the Company (being Australian dollars) as follows:

(i) assets and liabilities are translated at the closing rate at the balance sheet date;

(ii) income and expenses for each income statement are translated at the weighted average exchange rates for the period;

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve in shareholder's equity.

Monetary items form part of a net investment in a foreign operation even if they are not denominated in the functional currency of the entity or the foreign operation.

When a foreign operation is sold, the cumulative exchange difference in the foreign currency translation reserve for this operation is recognised in the income statement as part of the gain and loss on sale.

Derivative financial instruments

The Group uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are stated at fair value.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purposes of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability; cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction; or hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

Forecast intra-group transactions qualify as a hedged item when the transaction is highly probable, not in the functional currency of the entity entering into the transaction and the foreign currency risk will affect the consolidated position. Gains or losses recognised directly in equity are reclassified into profit and loss in the same period or periods the foreign currency risk affects consolidated profit and loss.

In relation to fair value hedges (interest rate swaps) which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement.

Any gain or loss attributable to the hedged risk on remeasurement of the hedged item is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity.

In relation to cash flow hedges (forward foreign currency contracts) to hedge firm commitments which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

When the hedged firm commitment results in the recognition of an asset or a liability, the associated gains or losses that had previously been recognised in equity, are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the year. Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs.

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the year.

Impairment of financial assets

Financial assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognised in the income statement.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is revised. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Available-for-sale investments

If there is objective evidence that an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals of impairment losses for equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses for debt instruments are reversed through profit or loss if the increase in an instrument's fair value can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

Income Tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the local tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws applicable to the origin of the temporary differences) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

No provision has been made for foreign taxes which may arise in the event of retained profits of foreign controlled entities being remitted to Australia as there is no present intention to make any such remittances.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Deferred tax assets and deferred tax liabilities associated with indefinite life intangibles such as brand names are measured based on the tax consequences that would follow from the sale of that asset. Deferred tax assets are only booked where recovery of that asset is probable.

Tax consolidation legislation

Foster's Group Limited (FGL) has formed a consolidated group for income tax purposes with each of its Australian resident subsidiaries.

The head entity, FGL and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured on a "group allocation" approach, under which the current and deferred tax amounts for the tax-consolidated group are allocated among each entity in the group.

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as deduction, net of tax from the proceeds.

Earnings per Share

Basic earnings per share is determined by dividing the net profit after income tax attributable to members of FGL by the weighted average number of ordinary shares outstanding during the year, adjusted for any bonus elements in ordinary shares issued during the year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares issued in relation to dilutive potential ordinary shares.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are:

Net Realisable Value of Inventory

Inventories of finished goods, raw materials and stores and work in progress are valued at lower of cost and estimated net realisable value. The period over which some wine inventories are converted from raw materials to finished goods can be a significant length of time. For this component of finished goods, net realisable value is determined using forecast demand and expected market prices at the time the wine is expected to be sold. Forecast demand and market prices can vary significantly over the holding period up to the likely date of sale and therefore, involves estimating the most likely conditions at the expected point of sale.

Agriculture

The fair value of acquired vines is determined with reference to independent valuations of vineyards and the market price of purchased vines (rootlings). Subsequent movements in the fair values of vines are determined through operational reviews of the vineyard portfolio which identify, where applicable, any factors affecting the long term viability and value of the vines.

Critical estimates are required in the identification of factors that have a long-term impact on the viability of the vines and in the measurement of the change in value such factors have on the valuation of vines.

Taxation

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Critical judgements in applying the entity's accounting policies

Recoverable amount write-down

The Wine business impairment charges (refer Note 3 Material Items) recognised in 2008 have been determined based on an assessment of the recoverable amount of the Australia, Asia and Pacific cash generating unit and the Americas cash generating unit. This determination requires judgement in the future cash flows, discount rates, exchange rates and fair value of assets. Refer further information in Note 17 Intangible Assets.

Useful life of intangible assets

The useful lives of intangible assets are assessed to be either finite or indefinite. Brand names that have indefinite lives are not amortised. Management use judgement in determining whether an individual brand will have a finite life or an indefinite life. In making this determination, management make use of information on the long-term strategy for the brand, the level of growth or decline of the markets that the brand operates in, and the history of the market and the brand's position within that market. If a brand is assessed to have a finite life, management will use judgement in determining the useful life of the brand and will consider the period over which expected cash flows will continue to be derived in making that decision.

Transfer of remuneration information into directors' report

The Group has elected to transfer certain remuneration information into the remuneration report.

Rounding of Amounts

The company is a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investment Commission, relating to the rounding off of amounts in the financial report. Amounts in the half-year financial report have been rounded off in accordance with that Class Order to the nearest tenth of one million dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

Note 2 – Revenue, Income and Expenses

	FGL		Consolidated	
	2008	2007	2008	2007
	$m	$m	$m	$m
Revenue				
Sales Revenue from continuing operations			**4,368.5**	4,551.6
Royalties			**4.2**	3.6
Net Sales Revenue			**4,372.7**	4,555.2
Dividends	**350.0**	700.0	**-**	0.4
Rent			**0.3**	-
Other revenue			**185.5**	204.6
Total other revenue	**350.0**	700.0	**185.8**	205.0
Total revenue from continuing operations	**350.0**	700.0	**4,558.5**	4,760.2
Income				
Net profit on disposal of				
– property, plant and equipment	**0.8**	1.0	**34.6**	17.8
– agricultural assets			**-**	1.3
– net assets held for sale			**-**	125.2
Other income	**0.3**	0.3		
Total income from continuing operations	**1.1**	1.3	**34.6**	144.3
Depreciation – continuing operations	**(6.8)**	(5.8)	**(164.6)**	(147.3)
Amortisation – continuing operations			**(3.0)**	(3.7)
	(6.8)	(5.8)	**(167.6)**	(151.0)
Depreciation – discontinued			**(2.0)**	(1.8)
Amortisation – discontinued			**-**	(0.8)
			(2.0)	(2.6)
Depreciation – total	**(6.8)**	(5.8)	**(166.6)**	(149.1)
Amortisation – total			**(3.0)**	(4.5)
	(6.8)	(5.8)	**(169.6)**	(153.6)
Net agriculture valuation movement	**-**	-	**(22.9)**	(38.0)
Finance income				
– controlled entities	**188.4**	159.1		
– other persons	**0.6**	1.2	**23.7**	23.6
– fair value loans	**3.0**	3.7	**3.9**	3.7
	192.0	164.0	**27.6**	27.3
Finance costs				
– controlled entities	**(151.8)**	(52.2)		
– other persons	**(1.4)**	(1.4)	**(172.3)**	(214.4)
	(153.2)	(53.6)	**(172.3)**	(214.4)
Net finance income/(cost)	**38.8**	110.4	**(144.7)**	(187.1)

	FGL		Consolidated	
	2008	2007	2008	2007
	$m	$m	$m	$m
Other disclosures – Continuing				
amounts to provisions for				
– doubtful debts – trade debtors			**(2.3)**	(0.5)
– employee entitlements	**(6.2)**	(2.9)	**(34.5)**	(43.3)
– other	**-**	1.0	**(21.1)**	(20.7)
write-down in value of inventories			**(135.0)**	(5.9)
reversal of previous inventory write-downs			**-**	13.5
prepayment write-off			**(2.5)**	-
rental expense relating to operating leases	**(3.0)**	(2.3)	**(85.9)**	(49.3)
defined benefit superannuation expense	**(0.3)**	(0.7)	**(1.0)**	(1.4)
Impairment of non-current assets				
– property, plant and equipment	**-**	(0.7)	**(102.4)**	(21.2)
– intangible assets			**(470.8)**	-
– assets held for sale			**-**	(0.4)

Sales revenue is net of trade discounts and volume rebates.

Net sales of beer, wine and other alcoholic beverage products is after deducting excise and other duties and taxes of $1,989.8 million (2007: $2,003.5 million). Net sales include amounts for freight charged to customers. Sales revenue from continuing operations includes the sale of beer, spirits, ciders and wine products.

Other revenue mainly includes sales of non-alcoholic beverages, sales by Capital Liquor, hop extract sales and bio-resources revenue.

Note 3 – Material Items

Individually material items included in profit from continuing operations before income tax:

	FGL		Consolidated	
	2008	2007	2008	2007
	$m	$m	$m	$m
Wine business impairment charges and provisions:				
– goodwill			(391.5)	-
– brand names (tax benefit applicable $31.6 million)			(79.3)	-
– property, plant and equipment (tax benefit applicable $35.5 million)			(94.1)	-
– agriculture assets (tax benefit applicable $10.0 million)			(24.8)	-
– inventories (tax benefit applicable $42.0 million)			(126.9)	-
– other provisions (tax benefit applicable $5.5 million)			(13.8)	-
			(730.4)	-
Kent brewery site disposal				
– profit on sale of Kent brewery site			-	125.2
– net surplus provision release (tax benefit applicable $0.9 million)			-	5.4
			-	130.6
North Fremantle brewery closure costs				
– asset recoverable amount write-down (tax benefit applicable $6.3 million)			-	(20.8)
– redundancies and restructuring costs (tax benefit applicable $3.9 million)			-	(13.1)
			-	(33.9)
Total material items (tax benefit applicable $124.6 million; 2007: $11.1 million)			(730.4)	96.7

Material item expenditure has predominantly been disclosed in other income (2007: $125.2 million), cost of sales of $126.9 million (2007: nil) and other expenses of $603.5 million (2007: $28.5 million) in the income statement.

Note 4 – Discontinued Operations

Clubs and Services

In August 2006 the Group announced its intention to divest the Clubs and Services businesses. In May 2008 the Group divested Sobemab, the European Wine Services business for $8.9 million to Vintage Sarl. This completed the Clubs and Services divestment activity. In May 2007, the Group divested the Australia and New Zealand Clubs and Services businesses to Archer Capital for $214.9 million. In May 2007 the Bourse du Vin International European Clubs business was sold to Baarsma Wine Group Holdings B.V. for $29.1 million and in April 2007 the Windsor USA Clubs business was sold for $9.9 million to affiliates of Girard Winery LLC. In November 2006 the Pallhuber European Clubs business was sold to an affiliate of Orlando Management GmbH for $12.3 million.

Foster's Europe and Asia

In September 2006 the Group sold the Vietnam brewing business to Asia Pacific Breweries for US$105 million and the Foster's brand and brewing business in India to SABMiller plc for US$120 million. These divestments marked the Group's exit from brewing in the Asian region.

Australian Leisure and Hospitality

The Australian Leisure and Hospitality Group (ALH) division was divested in November 2003. Certain properties which remain on hand were subject to development conditions before title could pass to Australian Leisure and Entertainment Property Trust.

	2008	2007
	$m	$m
Consolidated income statement information		
Revenue	**36.0**	381.1
Expenses	**(32.4)**	(348.6)
Profit before tax and finance costs	**3.6**	32.5
Income tax expense	**-**	(9.1)
Profit after tax from discontinued operations	**3.6**	23.4
Gain on sale before income tax	**2.1**	192.0
Income tax benefit/(expense)	**0.8**	(22.3)
Profit after tax on divestment	**2.9**	169.7
Net profit from discontinued operations	**6.5**	193.1
Carrying amount of assets and liabilities		
Non-current assets classified as held for sale	**14.4**	41.0
Liabilities directly associated with non-current assets held for sale	**(21.4)**	(38.1)
Net Assets/(Net Liabilities)	**(7.0)**	2.9
Consolidated cash flow information		
Cash Flows related to Operating activities		
Receipts from customers	**36.9**	404.1
Payments to suppliers, governments and employees	**(32.4)**	(369.7)
Net Operating Cash Flows	**4.5**	34.4
Cash Flows related to Investing activities		
Payment for purchases of property, plant and equipment	**(0.6)**	(4.3)
Proceeds from sale of property, plant and equipment	**-**	0.5
Proceeds from sale of controlled entities	**7.5**	517.3
Net Investing Cash Flows	**6.9**	513.5
Total cash flows from activities	**11.4**	547.9

Note 5 – Income Tax

The major components of income tax expense are:

	FGL		Consolidated	
	2008	2007	2008	2007
	$m	$m	$m	$m
Current income tax				
Current income tax charge	(5.7)	7.5	227.9	154.8
Prior year under/(over) provision	1.0	-	6.5	(7.2)
Deferred income tax				
Origination and reversal of temporary differences	3.8	1.0	(79.7)	102.0
Total tax expense/(benefit)	(0.9)	8.5	154.7	249.6
Deferred income tax (revenue)/expense included in the income tax expense comprises				
– decrease/(increase) in deferred tax assets	3.1	1.0	(38.0)	85.2
– (decrease)/increase in deferred tax liabilities	0.7	(0.1)	(41.7)	16.8
	3.8	0.9	(79.7)	102.0

The amount of income tax expense as shown in the income statement differs from the prima facie income tax expense attributable to profit.

The differences are reconciled as follows from operations:

	FGL		Consolidated	
	2008	2007	2008	2007
	$m	$m	$m	$m
Profit before tax from continuing operations excluding material items	330.1	734.9	996.1	929.7
Material items before tax – continuing operations	-	-	(730.4)	96.7
	330.1	734.9	265.7	1,026.4
prima facie income tax expense attributable to profit from operations calculated at the rate of 30% (2007: 30%)	99.0	220.5	79.7	307.9
tax effect of:				
Recognition/utilisation of tax losses			(24.1)	-
non taxable income and profits, net of non-deductible expenditure	(104.3)	(210.0)	2.0	(41.3)
impairment of goodwill			117.4	-
depreciation and amortisation not allowable			-	2.4
rebatable dividends			(0.1)	(0.2)
sundry items	-	(2.0)	(5.6)	-
restatement of deferred tax liabilities			0.4	(13.2)
foreign tax rate differential			(21.6)	-
under/(over) provisions in previous years	4.4	-	6.6	(6.0)
Total tax expense/(benefit)	(0.9)	8.5	154.7	249.6
Income tax (expense)/benefit reported for continuing operations	0.9	(8.5)	(279.3)	(260.7)
Income tax attributable to material items			124.6	11.1
Income tax (expense)/benefit attributable to continuing operations	0.9	(8.5)	(154.7)	(249.6)

Deferred income tax relates to the following:

	FGL		Consolidated	
	2008	2007	2008	2007
	$m	$m	$m	$m
Movement in deferred tax assets:				
Opening balance	**13.6**	14.7	**296.8**	406.6
– (receipts)/payments	**(3.6)**	-	**(3.6)**	-
– credited/(charged) to the income statement	**(3.1)**	(1.0)	**37.9**	(85.2)
– credited/(charged) to equity	**0.9**	(0.1)	**(13.4)**	(24.6)
Closing balance	**7.8**	13.6	**317.7**	296.8
Movement in deferred tax liabilities:				
Opening balance	**1.7**	1.8	**744.4**	789.1
– (credited)/charged to the income statement	**0.7**	(0.1)	**(41.8)**	16.8
– (credited)/charged to equity			**22.1**	(61.5)
Closing balance	**2.4**	1.7	**724.7**	744.4
Amounts recognised directly in equity				
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity:				
current tax – debited/(credited) directly to equity			**(1.3)**	78.3
net deferred tax – debited/(credited) directly to equity	**0.9**	0.1	**8.7**	(36.9)
Total current and deferred tax recognised directly in equity	**0.9**	0.1	**7.4**	41.4

Deferred Tax Asset

There are potential future income tax benefits relating to accumulated losses in Australia and overseas which have not been brought to account. These possible benefits amount to $287 million (2007: $310 million), FGL $254 million (2007: $254 million).

These benefits will be obtainable only if:

- the consolidated entity derives future assessable income of a nature and amount sufficient to enable the benefit from the deduction to be realised;
- the consolidated entity continues to comply with the conditions for deductibility imposed by tax laws of various countries; and
- any further changes in the tax laws of a relevant country do not adversely affect the ability of the consolidated entity to realise the benefit of the deductions.

Note 5 – Income Tax continued

	FGL 2008 $m	FGL 2007 $m	Consolidated 2008 $m	Consolidated 2007 $m
Deferred Tax Assets				
The balance comprises temporary differences attributable to:				
Inventory			**4.1**	5.2
Fixed assets			**-**	41.4
Accruals	**-**	1.6	**3.1**	11.3
Provisions	**3.4**	1.5	**195.8**	76.6
Deferred interest			**35.6**	60.3
Foreign exchange			**2.1**	7.8
Tax losses			**64.1**	53.4
Other tax receivable	**3.0**	6.9	**8.7**	15.5
Other	**1.4**	3.6	**4.2**	25.3
Total Deferred tax assets	**7.8**	13.6	**317.7**	296.8
Deferred Tax Liabilities				
The balance comprises temporary differences attributable to:				
Inventory			**108.4**	109.9
Fixed assets	**0.7**	1.7	**200.3**	245.4
Intangibles			**187.0**	214.3
Foreign exchange			**98.7**	59.7
Warranties			**30.0**	30.0
Other	**1.7**	-	**100.3**	85.1
Total Deferred tax liabilities	**2.4**	1.7	**724.7**	744.4

Australian Tax Consolidation

Foster's Group Limited (FGL) has formed a consolidated group for income tax purposes with each of its wholly-owned Australian resident subsidiaries.

The members of the group have entered a tax sharing agreement pursuant to which the subsidiaries may be required to contribute to the tax liabilities of the group in the event of default by the head entity or upon leaving the group. At 30 June 2008, the possibility of default by the head entity was remote.

Ongoing tax audits

The Group is subject to ongoing tax audits by Taxation authorities in several jurisdictions covering a variety of taxes. The Group fully co-operates with these enquiries as and when they arise.

Note 6 – Segment Results

	Total assets	Total liabilities	Acquisition of property, plant & equipment, agricultural assets & intangibles	Depreciation and amortisation expense	Recoverable amount write-down
	$m	$m	$m	$m	$m
2008					
Geographic segments					
Australia, Asia and Pacific	**5,452.8**	**589.7**	**92.4**	**129.8**	**299.2**
Americas	**1,589.0**	**128.0**	**33.6**	**27.2**	**428.2**
Europe, Middle East and Africa	**320.6**	**78.8**	**1.5**	**2.5**	**-**
Continuing operations	**7,362.4**	**796.5**	**127.5**	**159.5**	**727.4**
Unallocated					
Corporate	**397.7**	**119.6**	**12.7**	**8.1**	**-**
Cash/Borrowings	**160.9**	**2,629.3**			
Deferred tax assets/tax provisions	**317.7**	**833.6**			
Continuing operations	**8,238.7**	**4,379.0**	**140.2**	**167.6**	**727.4**
Discontinued operations	**14.4**	**23.4**	**0.6**	**2.0**	**-**
Total operations	**8,253.1**	**4,402.4**	**140.8**	**169.6**	**727.4**
2007					
Geographic segments					
Australia, Asia and Pacific	5,836.0	666.4	146.8	115.1	21.2
Americas	2,290.3	142.8	38.9	25.7	-
Europe, Middle East and Africa	338.7	91.5	0.9	2.9	0.4
Continuing operations	8,465.0	900.7	186.6	143.7	21.6
Unallocated					
Corporate	472.7	116.4	4.3	7.1	-
Cash/Borrowings	287.5	2,857.8			
Deferred tax assets/tax provisions	296.8	1,016.8			
Continuing operations	9,522.0	4,891.7	190.9	150.8	21.6
Discontinued operations	41.0	38.1	4.3	2.6	19.8
Total operations	9,563.0	4,929.8	195.2	153.4	41.4

The previous period total liabilities for the Australia, Asia and Pacific and Corporate segment have been restated to more accurately disclose the allocation of employee entitlements between these segments.

Note 6 – Segment Results continued

	Total Revenue			Comprised of	
	Revenue including inter-segment sales	Inter segment revenue	External revenue	Net Sales Revenue	Other revenue
	$m	$m	$m	$m	$m
2008					
Geographical segments					
Australia, Asia and Pacific	3,675.5	(561.8)	3,113.7	2,944.0	169.7
Americas	996.8	(10.4)	986.4	984.6	1.8
Europe, Middle East and Africa	476.7	(23.7)	453.0	444.1	8.9
	5,149.0	(595.9)	4,553.1	4,372.7	180.4
Unallocated					
Corporate	5.4	-	5.4	-	5.4
Net finance costs					
Continuing operations	5,154.4	(595.9)	4,558.5	4,372.7	185.8
Discontinued operations	36.0	-	36.0	35.9	0.1
Total operations	5,190.4	(595.9)	4,594.5	4,408.6	185.9
2007					
Geographical segments					
Australia, Asia and Pacific	3,854.1	(789.9)	3,064.2	2,880.9	183.3
Americas	1,236.3	(11.7)	1,224.6	1,219.9	4.7
Europe, Middle East and Africa	485.1	(27.0)	458.1	454.4	3.7
	5,575.5	(828.6)	4,746.9	4,555.2	191.7
Unallocated					
Corporate	13.3	-	13.3	-	13.3
Net finance costs					
Continuing operations	5,588.8	(828.6)	4,760.2	4,555.2	205.0
Discontinued operations	381.1	-	381.1	376.7	4.4
Total operations	5,969.9	(828.6)	5,141.3	4,931.9	209.4

The Group operates in three geographic segments, supported by a Global Corporate services function. The Group also has a secondary industry segment for Wine and Beer. The Beer industry segment includes Spirits, Cider and non-alcoholic beverages. The net finance costs have not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Inter-segment pricing is on an arm's length basis and is eliminated on consolidation.

	Profit before income tax and material items	Material items	Profit before income tax
	$m	$m	$m
2008			
Geographical segments			
Australia, Asia and Pacific	**949.9**	**(292.7)**	**657.2**
Americas	**151.2**	**(437.7)**	**(286.5)**
Europe, Middle East and Africa	**87.3**	**-**	**87.3**
	1,188.4	**(730.4)**	**458.0**
Unallocated			
Corporate	**(47.6)**	**-**	**(47.6)**
Net finance costs	**(144.7)**	**-**	**(144.7)**
Continuing operations	**996.1**	**(730.4)**	**265.7**
Discontinued operations	**3.6**	**-**	**3.6**
Total operations	**999.7**	**(730.4)**	**269.3**
2007			
Geographical segments			
Australia, Asia and Pacific	831.2	96.7	927.9
Americas	254.9	-	254.9
Europe, Middle East and Africa	82.2	-	82.2
	1,168.3	96.7	1,265.0
Unallocated			
Corporate	(51.5)	-	(51.5)
Net finance costs	(187.1)	-	(187.1)
Continuing operations	929.7	96.7	1,026.4
Discontinued operations	32.5	-	32.5
Total operations	962.2	96.7	1,058.9

Note 6 – Segment Results continued

	Total assets $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	External revenue $m
2008			
Industry segments			
Wine			
Australia, Asia and Pacific	3,719.7	44.3	686.0
Americas	1,564.9	33.6	980.1
Europe, Middle East and Africa	290.3	1.5	440.4
	5,574.9	79.4	2,106.5
Beer			
Australia, Asia and Pacific	1,733.1	48.1	2,427.7
Americas	24.1	-	6.3
Europe, Middle East and Africa	30.3	-	12.6
	1,787.5	48.1	2,446.6
Unallocated			
Corporate	397.7	12.7	5.4
Cash/Borrowings	160.9		
Deferred tax assets/tax provisions	317.7		
Continuing operations	8,238.7	140.2	4,558.5
Discontinued operations	14.4	0.6	36.0
Total operations	8,253.1	140.8	4,594.5
2007			
Industry segments			
Wine			
Australia, Asia and Pacific	4,067.7	84.9	710.1
Americas	2,265.2	38.9	1,220.5
Europe, Middle East and Africa	302.1	0.9	443.7
	6,635.0	124.7	2,374.3
Beer			
Australia, Asia and Pacific	1,768.3	61.9	2,354.1
Americas	25.1	-	4.1
Europe, Middle East and Africa	36.6	-	14.4
	1,830.0	61.9	2,372.6
Unallocated			
Corporate	472.7	4.4	13.3
Cash/Borrowings	287.5		
Deferred tax assets/tax provisions	296.8		
Continuing operations	9,522.0	191.0	4,760.2
Discontinued operations	41.0	4.2	381.1
Total operations	9,563.0	195.2	5,141.3

Note 7 – Earnings per Share

	Consolidated	
	2008	2007
Basic earnings per share (cents) based on net profit from continuing operations attributable to members of Foster's Group Limited	**5.5**	38.4
Basic earnings per share (cents) based on net profit from discontinued operations	**0.3**	9.6
Basic earnings per share (cents) based on profit attributable to members of Foster's Group Limited	**5.8**	48.0
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	**1,937,341**	2,012,681
Diluted earnings per share (cents) based on net profit from continuing operations attributable to members of Foster's Group Limited	**5.5**	38.4
Diluted earnings per share (cents) based on net profit from discontinued operations	**0.3**	9.6
Diluted earnings per share (cents) based on profit attributable to members of Foster's Group Limited	**5.8**	48.0
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	**1,938,335**	2,013,525

Comparatives have been restated to reflect the impact of bonus elements of shares.

Earnings reconciliation

	$m	$m
Basic earnings per share		
Net profit from continuing operations	**111.0**	776.8
Net profit attributable to minority interests	**(5.8)**	(3.7)
Net profit from continuing operations attributable to members of Foster's Group Limited used in calculating basic earnings per share	**105.2**	773.1
Net profit from discontinued operations	**6.5**	193.1
Net profit attributable to members of Foster's Group Limited used in calculating basic earnings per share	**111.7**	966.2
Diluted earnings per share		
Net profit from continuing operations	**111.0**	776.8
Net profit attributable to minority interests	**(5.8)**	(3.7)
Net profit from continuing operations attributable to members of Foster's Group Limited used in calculating diluted earnings per share	**105.2**	773.1
Net profit from discontinued operations	**6.5**	193.1
Net profit attributable to members of Foster's Group Limited used in calculating diluted earnings per share	**111.7**	**966.2**

Note 8 – Dividends

	FGL 2008 $m	FGL 2007 $m
Interim dividend of 12.00 cents per ordinary share paid 2 April 2008 (2007: 10.75 cents per ordinary share paid 7 April 2007)	**230.6**	218.0
Final dividend of 14.25 cents per ordinary share proposed by Directors to be paid 7 October 2008 (2007: 13.00 cents per ordinary share paid 1 October 2007)	**273.8**	256.3
Total dividend of 26.25 cents per ordinary share (2007: 23.75 cents per ordinary share)	**504.4**	474.3
The final dividend has not been recognised as a liability in the financial statements.		
Total franked dividends for 2008: 26.25 cents per ordinary share (2007: 23.75 cents per ordinary share)	**504.4**	474.3
The amount of dividends that have been or will be franked	**658.2**	732.5
Amount of franking credits available for the subsequent year	**104.0**	188.4
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan were:		
Paid in cash	**430.6**	342.9
Off-market share buy-back	**171.3**	277.3
Satisfied by the issue of shares	**55.9**	112.3
Employee share plan loan repayment	**0.4**	-
	658.2	732.5

	Consolidated 2008 $m	Consolidated 2007 $m
Franking credit balance		
The amount of franking credits available for the subsequent financial year are:		
– franking account balance as at the end of the financial year at 30% (2007: 30%)	**4.5**	42.9
– franking credits that will arise from the payment of income tax payable at the end of the financial year	**99.5**	145.5
The amount of franking credits available for future reporting periods:	**104.0**	188.4
– impact on the franking account of dividends proposed or declared before the financial report was authorised for issue but not recognised as a distribution to equity holders during the period	**(117.4)**	(109.8)
	(13.4)	78.6

The above amount represents the balances of the franking accounts as at the end of the year, adjusted for income tax payable and franking credits that may be prevented from being distributed in the subsequent year.

All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 30 June 2008. The interim dividend was 100% franked at a tax rate of 30%. The final dividend will be 100% franked at a tax rate of 30%.

Note 9 – Cash and Cash Equivalents

	FGL 2008 $m	FGL 2007 $m	Consolidated 2008 $m	Consolidated 2007 $m
at bank, on hand and in transit	**2.6**	2.6	**107.8**	102.7
on deposit			**53.1**	184.8
Total Cash and cash equivalents	**2.6**	2.6	**160.9**	287.5

The cash on deposit for the consolidated entity is bearing floating interest rates between 0.00% and 8.33% (2007: 2.24% and 8.05%).

Note 10 – Receivables

	FGL		Consolidated	
	2008	2007	2008	2007
	$m	$m	$m	$m
Current				
trade debtors			**757.3**	834.7
provision for doubtful debts			**(9.2)**	(9.8)
other debtors	**24.6**	25.4	**313.0**	335.3
provision for doubtful debts	**(1.5)**	(1.5)	**(1.5)**	(1.5)
loans to other persons	**-**	0.2	**1.1**	1.5
provision for doubtful debts	**-**	(0.2)	**-**	(0.2)
employee share plan loans	**0.4**	0.6	**0.4**	0.6
amounts due from controlled entities	**10,660.6**	9,707.2		
provision for doubtful debts	**(466.0)**	(466.0)		
prepayments and deferred expenses	**5.9**	6.4	**38.7**	50.8
Total Current Receivables	**10,224.0**	9,272.1	**1,099.8**	1,211.4
Non Current				
other debtors	**11.4**	15.1	**13.5**	19.8
employee share plan loans	**4.6**	6.9	**4.6**	6.9
defined benefit superannuation surplus	**-**	1.1	**-**	3.1
prepayments and deferred expenses			**11.1**	12.8
Total Non Current Receivables	**16.0**	23.1	**29.2**	42.6

Accounts receivable balances are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Refer to note 1 policy for recognition of receivables.

Other debtors includes an amount of $256.7 million (FGL $22.0 million) receivable from the Australian Tax Office. This amount is in relation to disputed tax assessments described further in note 30 Contingent Liabilities. There are no other debtors that are past due.

Foreign Exchange Transaction disclosures

Total receivables balances, net of provisions for doubtful debts at the reporting date were denominated in the following currencies.

					Consolidated
Net trade debtors – All balances translated to AUD	AUD	USD	GBP	Other	Total
	$m	$m	$m	$m	$m
2008	**337.5**	**207.3**	**94.0**	**109.4**	**748.1**
2007	321.6	295.1	121.0	87.2	824.9

Other currencies includes A$66.5 million (2007: A$64.5 million) of Euro denominated receivables.

All FGL receivables were denominated in Australian dollars (2007: all Australian dollars).

Credit Risk

Foster's Credit Managers are responsible for the ongoing review and application of Accounts Receivable Credit Policy with the business. The credit quality of individual debtors is assessed prior to offering credit terms and monitored on a regular basis. Each customer is assigned a risk profile that reflects an assessment of the risk associated with supplying goods on credit. The profile is based upon the measurable risk indicators for dishonoured payments, adverse information and average days late together with the securities held in terms of credit applications and guarantees.

All prospective accounts are required to complete a credit application, and if from a non-listed entity a Directors' guarantee is required with minimal exceptions. Failure to provide a Directors' guarantee results in either no credit or a limited level of credit offered. Credit terms may be reduced or extended credit terms permitted for individual customers on the basis of risk. Past due accounts are subject to a number of collection activities which range from telephone contact, suspension of orders through to legal action. Past due accounts are reviewed monthly with specific focus on accounts that are greater than 90 days overdue and are subject to provisions for doubtful debts after assessing the debtor for recoverability.

Note 10 – Receivables continued

The ageing of the Consolidated Group Receivables is outlined below:

	Trade debtors	
	2008	2007
	$m	$m
Consolidated Group		
Not past due	**583.1**	640.8
Past due 1 – 30 days	**130.0**	133.7
Past due 31 – 60 days	**27.0**	28.1
Past due 61days +	**8.0**	22.3
Total	**748.1**	824.9
Comprising		
Current	**748.1**	824.9
Non Current	-	-

The receivables included within the "not past due" balance are generally settled within 37.2 days (2007: 35.6 days), net of discounts or rebates.

There are no values included within the not past due balance for trade debtors which have had their terms re-negotiated. Terms may be extended on a temporary basis to support promotional activity. This may occur with the approval of Finance management. The Americas region normally offers extended credit terms to selected customers during peak trading periods (May, June and November, December).

The past due debtors that are not subject to a provision for doubtful debts comprise customers who have a good debt history and are considered recoverable. Past due debtors are monitored via weekly reviews and collection activity conducted from aged trial balances. Where debt cannot be recovered it is escalated from the Credit Representative to the Credit Manager to initiate recovery action.

There is no collateral held as security against the debtors above.

As at 30 June 2008 the amount of the provision for doubtful debts was $9.2 million (2007: $9.8 million). The movement in the provision for doubtful debts in respect of the Consolidated Group is:

	Trade debtors	
	2008	2007
	$m	$m
Consolidated Group		
Opening provision for doubtful debts	**(9.8)**	(14.5)
Add additional provisions raised	**(4.4)**	(1.0)
Less amounts used	**3.0**	4.5
Less amounts reversed	**0.2**	0.7
Foreign exchange differences	**1.8**	0.5
Closing provision for doubtful debts	**(9.2)**	(9.8)

In FGL there was no movement in provision for doubtful debts against other debtors ($1.5 million) and amounts due from controlled entities ($466.0 million).

Note 11 – Inventories

	Consolidated	
	2008	2007
	$m	$m
Current		
finished goods at cost	**435.7**	420.9
finished goods at net realisable value	**8.3**	-
raw materials and stores at cost	**80.8**	77.6
raw materials and stores at net realisable value	**-**	5.0
work in progress at cost	**342.7**	457.6
work in progress at net realisable value	**143.3**	-
	1,010.8	961.1
properties held for development and sale at net realisable value		
– cost of acquisition	**-**	1.5
	-	1.5
Total Current Inventories	**1,010.8**	962.6
Non Current		
raw materials and stores at cost	**4.3**	-
work in progress at cost	**382.5**	533.9
	386.8	533.9
properties held for development and sale at net realisable value		
– cost of acquisition	**1.8**	2.6
	1.8	2.6
Total Non Current Inventories	**388.6**	536.5
Total Inventories	**1,399.4**	1,499.1

Note 12 – Investments Accounted for using the Equity Method

	Consolidated	
	2008	2007
	$m	$m
Investments in associates and joint venture partners	**58.8**	63.0

Investments in associates and joint venture partnerships are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the entity holding the ownership interest. The entities are primarily involved in, or have been involved in the production, marketing and distribution activities of the Group.

			Ownership interest	
Name of entity	Country of Incorporation	Reporting date	2008	2007
			%	%
Fiddlesticks LLC	United States of America	31 December	**50.0**	50.0
Foster's USA, LLC	United States of America	31 March	**49.9**	49.9
Judd Road Vineyards Limited	New Zealand	30 June	**50.0**	50.0
International Trade and Supply Limited	United Kingdom	31 December	**39.9**	39.9
Oak Vale Vineyard Limited	New Zealand	30 June	**50.0**	50.0

Note 12 – Investments Accounted for using the Equity Method continued

The carrying values of material investments are:

- Foster's USA LLC $21.7 million (2007: $25.1 million); and
- International Trade and Supply Limited $35.9 million (2007: $36.5 million).

	Consolidated	
	2008	2007
	$m	$m
Equity accounted share of results		
– net profit before income tax	11.9	10.8
– income tax expense attributable to net profit	(0.5)	(0.5)
– net profits after income tax	11.4	10.3
Retained profits attributable to equity accounted investments		
– balance at the beginning of the year	29.0	36.1
– distributions received	(9.2)	(7.1)
– balance at the end of the year	19.8	29.0
Carrying amount of equity accounted investments		
– balance at the beginning of the year	63.0	64.7
– share of net profit	11.4	10.3
– dividends received	(9.3)	(7.1)
– foreign exchange	(6.3)	(4.9)
– balance at the end of the year	58.8	63.0
Share of assets and liabilities		
– current assets	40.8	29.4
– non-current assets	16.0	39.4
Total assets	56.8	68.8
– current liabilities	(23.2)	(20.2)
– non-current liabilities	(7.4)	(11.5)
Total liabilities	(30.6)	(31.7)
– net assets	26.2	37.1
– Goodwill/other	32.6	25.9
	58.8	63.0

The equity accounted share of results, assets and liabilities are based on unaudited management results. There are no material commitments, contingent liabilities or subsequent events arising from the Group's interest in equity accounted entities.

Note 13 – Non-current Assets Classified as Held for Sale

	Consolidated	
	2008	2007
	$m	$m
Assets		
production and distribution facilities	22.5	57.4
businesses held for sale	15.7	43.3
Total Non-current assets classified as held for sale	38.2	100.7
Liabilities		
businesses held for sale	23.4	40.4
Total Liabilities directly associated with non-current assets held for sale	23.4	40.4

Non-current assets and associated liabilities held for sale include certain vineyards and bottling facilities which were designated as held for sale in prior periods mainly as part of the Australian production and logistics review. Businesses held for sale comprise Kangaroo Ridge and Australian Leisure & Hospitality Group residual properties. Sobemab, the European Wine Services business which was held for sale at 30 June 2007 was sold in May 2008.

The remaining assets held for sale and associated liabilities are predominately in the Australia, Asia and Pacific region.

Note 14 – Other Financial Assets

	FGL 2008	2007
	$m	$m
Controlled entities		
unquoted shares		
– at cost	**1,573.2**	1,339.1
Total Other Financial assets	**1,573.2**	1,339.1

Note 15 – Property, Plant and Equipment

	FGL		Consolidated	
	2008	2007	2008	2007
	$m	$m	$m	$m
Land				
at cost			**429.2**	472.9
Freehold buildings and improvements				
at cost			**607.3**	632.0
accumulated depreciation and impairment			**(151.4)**	(113.0)
Leasehold buildings and improvements				
at cost	**15.8**	15.7	**88.4**	89.2
accumulated depreciation and impairment	**(13.1)**	(12.0)	**(37.4)**	(32.8)
Plant and equipment				
at cost	**36.7**	33.0	**2,166.8**	2,159.6
accumulated depreciation and impairment	**(29.4)**	(23.9)	**(1,131.1)**	(1,043.6)
projects in progress at cost	**9.2**	2.6	**68.3**	97.4
Total Property, plant and equipment	**19.2**	15.4	**2,040.1**	2,261.7

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current and previous year are set out below.

	Land		Freehold buildings		Leasehold buildings		Plant and equipment	
	2008	2007	2008	2007	2008	2007	2008	2007
	$m	$m	$m	$m	$m	$m	$m	$m
Consolidated								
carrying amount at start of year	**472.9**	521.3	**519.0**	509.9	**56.4**	33.7	**1,213.4**	1,278.3
additions	**0.1**	0.2	**17.0**	29.2	**5.0**	3.9	**115.6**	156.4
assets classified as held for sale	**2.4**	(4.5)	**2.1**	(6.1)	-	(0.2)	**3.9**	8.7
transfers from agricultural assets	-	-	-	-	-	-	**4.7**	-
disposals	**(7.4)**	(0.9)	**(16.4)**	(4.3)	-	(0.8)	**(2.5)**	(4.9)
impairment	**(13.3)**	-	**(38.5)**	0.5	**(0.1)**	(1.1)	**(50.5)**	(20.0)
depreciation expense			**(10.3)**	(10.7)	**(4.3)**	(4.5)	**(152.0)**	(133.9)
foreign currency exchange	**(25.5)**	(43.2)	**(17.0)**	0.5	**(6.0)**	25.4	**(28.6)**	(71.2)
carrying amount at end of year	**429.2**	472.9	**455.9**	519.0	**51.0**	56.4	**1,104.0**	1,213.4
FGL								
carrying amount at start of year					**3.7**	3.3	**11.7**	19.9
additions					**0.1**	1.5	**10.5**	2.9
disposals					-	-	-	(0.3)
impairment					-	-	-	(0.7)
depreciation expense					**(1.1)**	(1.1)	**(5.7)**	(4.7)
transfers					-	-	-	(5.4)
carrying amount at end of year					**2.7**	3.7	**16.5**	11.7

Note 16 – Agricultural Assets

	Consolidated	
	2008	2007
	$m	$m
Agricultural assets	**291.6**	335.1

Agricultural assets mainly comprise grape vines, with a minor holding of olive trees.

Foster's has total vineyard resources of over 15,021 hectares (2007: 15,972 hectares). These vineyards provide the Group with access to some of Australia's highest quality super premium fruit from regions such as the Barossa Valley in central South Australia, Coonawarra in south-eastern South Australia and the Hunter Valley in New South Wales. Other Australia vineyards are also located in the Clare Valley, Eden Valley, Great Western, Heathcote, Langhorne Creek, the Limestone Coast, McLaren Vale, Margaret River, Mornington Peninsula, Mudgee, Murray Valley, Padthaway, Robe, and the Yarra Valley. The Group also holds vineyards in North America (mainly Napa Valley and Sonoma County), Italy, France and New Zealand.

The geographic spread of the vineyard holdings not only provides Foster's with a diversity of premium fruit styles, but also reduces viticultural risk.

Of the total land area under vine around 1,872 hectares (2007: 1,500 hectares) is under lease arrangements. The Group also has around 7 hectares (2007: 7 hectares) of olive groves in the Tuscany region of Italy.

During the fiscal year Foster's owned and leased vineyards yielded 120,500 tonnes of grapes (2007: 95,000 tonnes). Northern Hemisphere harvest of vines normally occurs in September – October, with Southern hemisphere harvest around March – April.

Vines and grapes are measured at fair value, less estimated point-of-sale costs, with changes in fair value included in the income statement in the period in which it arises. The fair value of acquired vines is determined with reference to independent valuations of vineyards and the market price of purchased vines (rootlings). Subsequent movements in the fair value of vines is determined through operational reviews of the vineyard portfolio which identify, where applicable, any factors affecting the long term viability and value of the vines. The fair value of harvested grapes is determined with reference to the weighted district average of grape prices for each region for the current vintage. Annual prices for grapes will vary with the grade quality of grapes produced in each particular region.

The measurement basis for vines and grapes as prescribed by AASB 141 'Agriculture' has resulted in a net loss before tax of $22.9 million (2007: loss before tax of $38.0 million) comprising a decrement in vines valuation of $24.8 million (2007: nil) partly offset by a gain on grape valuation of $1.9 million (2007: loss of $38.0 million).

Reconciliations

Reconciliations of the carrying amount of agricultural assets at the beginning and end of the current and previous year are set out below.

	Consolidated	
	2008	2007
	$m	$m
Consolidated		
carrying amount at start of year	**335.1**	354.1
acquisitions	**1.2**	5.1
disposals	**(0.4)**	(2.1)
fair value decrement	**(24.8)**	-
assets classified as held for sale	**2.4**	(6.7)
transfers to property, plant and equipment	**(4.7)**	-
foreign exchange	**(17.2)**	(15.3)
carrying amount at end of year	**291.6**	335.1

Note 17 – Intangible Assets

	FGL		Consolidated	
	2008	2007	2008	2007
	$m	$m	$m	$m
brand names and licences				
at cost	-	-	**1,422.5**	1,488.1
accumulated amortisation and impairment	-	-	**(98.7)**	(16.4)
	-	-	**1,323.8**	1,471.7
IT development costs				
at cost	**2.1**	-	**2.1**	-
accumulated amortisation	-	-	-	-
	2.1	-	**2.1**	-
goodwill				
goodwill at cost less impairment			**1,423.6**	1,950.1
Total Intangible assets	**2.1**	-	**2,749.5**	3,421.8

Reconciliations

Reconciliations of the carrying amount of intangibles at the beginning and end of the current and previous year are set out below.

	Brand names and Licences		IT Development Costs		Goodwill	
	2008	2007	2008	2007	2008	2007
	$m	$m	$m	$m	$m	$m
Consolidated						
carrying amount at start of year	**1,471.7**	1,553.4	-	-	**1,950.1**	2,037.8
acquisitions	-	-	**2.1**	-	-	-
impairment	**(79.3)**	-	-	-	**(391.5)**	-
amortisation expense	**(3.0)**	(3.8)	-	-	-	-
foreign currency exchange	**(65.6)**	(77.9)	-	-	**(135.0)**	(87.7)
carrying amount at end of year	**1,323.8**	1,471.7	**2.1**	-	**1,423.6**	1,950.1

Recoverable amount of cash generating units (CGUs)

The recoverable amount for goodwill and indefinite life brand names is determined for the CGU to which the asset belongs. In 2007, the Group operated under three CGUs:

- Australia, Asia and Pacific (AAP)
- Americas
- Europe, Middle East and Africa (EMEA)

During 2008 a review of the CGUs was undertaken which resulted in the AAP CGU being separately assessed as a Beer, Cider and Spirits CGU and a Wine CGU. Details of this change are discussed below.

For 2008, the CGUs are:

- Australia, Asia Pacific Wine
- Australia Asia Pacific Beer, Cider and Spirits (BCS)
- Americas
- EMEA

Australia, Asia Pacific (AAP)

In 2008, the Group re-assessed the structure of the Australia, Asia and Pacific (AAP) CGU and determined that the AAP CGU would reflect two, separate CGUs encompassing an AAP Wine CGU and an AAP Beer, Cider and Spirits (BCS) CGU. Since 2007, the Wine business has become exposed to higher risks which differentiate it from the BCS business. These risks include foreign exchange, agricultural risk and sales execution. In 2008 there has been greater focus on the issues of the multi beverage strategy in AAP and a more distinct emphasis on Wine and BCS as operations with separate and different product characteristics and risks.

Note 17 – Intangible Assets continued

The change has resulted in cash flows derived from Wine brands sourced from AAP being measured against wine assets within AAP. Separately, BCS cash flows derived from AAP BCS brands have been measured against AAP BCS assets. In order to obtain an appropriate allocation of assets between Wine and BCS, goodwill recognised on acquisition of Southcorp required apportionment. As a result of the change in the AAP CGU, $575 million of Southcorp goodwill was allocated to the BCS CGU to reflect the synergies expected to be derived at the date of acquisition to be shared with BCS as a result of the multi beverage strategy.

AAP Wine

The AAP Wine CGU recoverable amount has been assessed as fair value less costs to sell using a discounted cash flow methodology. The assessment compares the net present value of cash flows associated with the worldwide sales of AAP sourced Wine brands against the assets used to generate those cash flows. Cash flow projections for a five year period have been determined based on expectations about future performance with foreign currency cash flows being converted to Australian dollars at the estimated exchange rates for the period in question. When considering the recoverable amount, the net present value of cash flows has also been compared to reasonable earnings multiples for comparable wine and beverage companies.

The outcome of the assessment is an impairment in the AAP Wine CGU of $201.3 million resulting primarily from adverse exchange rates and ongoing pressure on the Australian Wine category in the Americas. Had the AAP Wine CGU been separately assessed in 2007, no impairment would have resulted.

AAP BCS

The AAP BCS CGU recoverable amount has been assessed as value in use using a discounted cash flow methodology. The assessment compares the net present value of cash flows associated with sales of AAP BCS brands against the assets used to generate those cash flows. Cash flow projections for a five year period have been approved by Key Management Personnel and are based on both past performance and expectations about future performance. No impairment has been identified for the AAP BCS CGU.

Americas

The Americas CGU recoverable amount has been assessed as fair value less costs to sell using a discounted cash flow methodology. This compares the net present value of cash flows associated with sales of Americas sourced brands against the assets used to generate those cash flows. Cash flow projections for a five year period have been determined based on expectations of future performance. When considering the recoverable amount, the net present value of cash flows has also been compared to reasonable earnings multiples for comparable wine and beverage companies.

The outcome of the assessment is an impairment in the Americas CGU of $358.6 million resulting primarily from a decline in sales and cash flow expectations due to the slowing US economy and Americas brands performing below expectation. In the prior year the recoverable amount assessment did not result in an impairment.

EMEA

The EMEA CGU recoverable amount has been assessed as value in use using a discounted cash flow methodology. This compares the net present value of cash flows associated with the sales of EMEA brands against the assets used to generate those cash flows. Cash flow projections for a five year period have been approved by Key Management Personnel and are based on both past performance and expectations about future performance. No impairment has been identified for the EMEA CGU.

Key assumptions and sensitivities

The fair value less costs to sell and value in use tests are sensitive to a number of assumptions which are discussed in turn below:

Discount rate – Future cash flows are discounted using a discount rate of 12 per cent (2007: 12 per cent). The Directors believe it is appropriate to use a single common discount rate for all asset impairment testing. A movement in the discount rate of 50 basis points to 11.5%/12.5% would result in a decrease in the impairment loss of $92 million/increase of $62 million in the Americas CGU. The same movement in the discount rate would result in a decrease in the impairment loss of $218 million (no impairment loss)/increase of $195 million in the AAP Wine CGU.

Long term growth rate – Cash flows beyond a five year period are extrapolated using a growth rate of 3 per cent (2007: 3%). The growth rate does not exceed the long term growth rate for the business in which the CGU operates. A movement in the long term growth rate of 0.5% to 2.5%/3.5% would result in an increase in the impairment loss of $45 million/decrease of $69 million in the Americas CGU. The same movement in the long term growth rate would result in an increase in the impairment loss of $147 million/decrease of $164 million in the AAP Wine CGU.

Exchange rate – The AAP wine CGU recoverable amount test converts forecast international cash flows at the exchange rate expected to be in place at the time of the forecast transaction. Most international cash flows for the AAP wine CGU are forecast from the Americas (USD) and the UK (GBP). The recoverable amount test includes a forecast USD exchange rate of $A1 = $US0.96 and a GBP exchange rate of $A1 = GBP0.49 for 2009 graduating down over the five year forecast period. Had the USD and GBP exchange rate expectations been one cent/pence lower/higher over the forecast period, the AAP wine impairment would be, on average, $34 million lower/higher. The Americas impairment is sensitive to the exchange rate at the date of impairment. The Americas impairment loss was recognised at a rate of A$1 = US$ 0.9617. Had the exchange rate been one cent lower/higher, the Americas impairment would be $4 million higher/lower.

The following table outlines the allocation of the impairment loss across the appropriate assets of each CGU.

	Americas		Australia, Asia and Pacific		Total	
	2008	2007	2008	2007	2008	2007
	$m	$m	$m	$m	$m	$m
impairment loss arising from CGU recoverable amount test:						
property, plant and equipment	**89.1**	-			**89.1**	-
goodwill	**190.2**	-	**201.3**	-	**391.5**	-
brand names	**79.3**	-			**79.3**	-
CGU recoverable amount write-downs	**358.6**	-	**201.3**	-	**559.9**	-

Goodwill and indefinite life brand names has been allocated to individual cash-generating units (CGU) according to business segment and country of operation. A geographic segment-level summary of all indefinite life intangibles is presented below:

	Americas		Europe, Middle East and Africa		Australia, Asia and Pacific Wine		Australia, Asia and Pacific BCS		Total	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Carrying amount of goodwill	-	216.0	**6.1**	5.9	**752.6**	1,063.0	**664.9**	665.2	**1,423.6**	1,950.1
Goodwill expensed in the income statement	**190.2**	-	-	-	**201.3**	-	-	-	**391.5**	-
Carrying amount of indefinite life brand names	**391.4**	534.7	**3.3**	3.2	**886.2**	872.3	**33.7**	34.8	**1,314.6**	1,445.0
Indefinite life brand names expensed in the income statement	**79.3**	-	-	-	-	-	-	-	**79.3**	-

Impairment losses have not been recognised directly in equity and there have been no reversals of impairment losses recognised during the year.

Indefinite life brand names

Brand names with a carrying value of $1,314.6 million (2006: $1,445.0 million) are assessed as having an indefinite useful life. The indefinite useful life reflects management's intention to continue to manufacture or distribute these brands to generate net cash inflows into the foreseeable future. Annual management review of indefinite life brands has not identified any factors that would significantly restrict the market or the brand position in the market (such as contractual, customer or consumer constraints). The annual review of grape supply has also demonstrated the ability to manufacture and distribute the brands into the foreseeable future. All other brand names have finite lives and are amortised using the straight-line method over their estimated useful lives. The key individual brand names in the wine portfolio are Beringer, Lindemans, Penfolds, Wolf Blass and Rosemount.

Note 18 – Financial Instruments

(a) Capital structure and financial risk management framework

Foster's has a commitment to disciplined capital management. The capital management program allows Foster's to maintain appropriate gearing levels and capital structure, and is consistent with its operating cash flow profile and investment grade credit rating.

Based on the Group's capital structure delivered above, Foster's centralised Treasury function is delegated the operational responsibility for the identification and management of the Group's financial risks, in accordance with the Group Treasury Policy. The Group Treasury Policy sets out the Group's financial risk management philosophies and policies with respect to risk tolerance, internal controls (including segregation of duties), organisational relationships, functions, delegated authority levels, management of foreign currency, interest rate and counterparty credit exposures, and the reporting of exposures. The Group Treasury Policy, which is reviewed at least annually and includes explicit risk threshold benchmarks, is approved by the Group's Board of Directors.

The key financial risk exposures of the Group dealt with in the Group Treasury Policy are as follows:

- Liquidity risk;
- Interest rate risk;
- Foreign exchange risk;
- Counterparty credit risk; and
- Commodity price risk.

The following table summarises the Group's assessment of how these risks impact the Group's financial assets and liabilities (a cross represents exposure to risk):

	Reference	Liquidity	Interest rate	Foreign exchange	Credit	Commodity
Net debt	note 20	X	X	X		
Receivables	note 10			X	X	
Other financial assets	note 14			X		
Accounts payables	note 19	X		X		X
Derivative financial assets and liabilities	note 18(b)		X	X	X	

The Group's risk management philosophy and specific risk management objectives in relation to each of the above financial risks are summarised below:

Liquidity risk

The Group's liquidity risk management philosophy is that the Group should maintain, at all times, an appropriate minimum level of liquidity, comprising committed, unused bank facilities and cash resources, to meet the Group's financial obligations as and when they fall due.

Foster's Treasury, in managing the Group's liquidity risk, will have regard to the Group's ability and cost of access to capital markets funding, forthcoming debt maturities requiring refinancing in the short to medium term, the Group's core assets and working capital funding requirements, and diversity of funding sources.

A maturity profile for financial liabilities is disclosed in Note 20.

Interest rate risk

The Group's interest rate risk management philosophy is to balance its exposure to fixed and floating interest rates in line with its intention to maintain prudent debt levels and having regard to cash flow and interest coverage.

Foster's Treasury, in managing the Group's interest rate risk, will have regard to the underlying operating cash flows available to service the Group's interest obligations. The majority of the Group's interest rate risk arises from borrowings. Other sources of interest rate risk for the Group may include interest bearing investments, creditors accounts offering a discount and debtors accounts on which discounts are offered. The Group's interest rate exposure is managed using derivative financial instruments, which includes interest rate swaps and forward rate agreements.

At 30 June 2008, if the consolidated group's weighted average floating interest rates had changed by +/- 100 basis points from the year-end rates of 3.80% (2007: 5.98%) with all other variables held constant, consolidated post tax profit for the year would have been $10.4 million lower/higher (2007:$12.0 million lower/higher), mainly as a result of interest costs from borrowings. There would have been no significant impact on equity (2007: nil impact). 100 basis points variability has been selected as a reasonable long and short term movement in Australian, US and GBP interest rates.

FGL is exposed to interest rate risk on amounts due to and payable from controlled entities. At 30 June 2008, if interest rates had changed by +/- 100 basis points from the year-end rate with all other variables held constant, FGL post tax profit for the year would have been $5.5 million higher/lower (2007:$15.8 million higher/lower). There would have been no significant impact on equity (2007: nil impact).

Foreign exchange risk

The Group's foreign exchange risk management philosophy is to initially fund foreign currency assets, where practicable and cost effective, in the respective currencies in which such assets are denominated as a natural hedge of the underlying cash flows. Subsequent to the initial funding, the focus of foreign exchange risk management activities is on the Group's transactional foreign exchange exposure on the underlying currency net cash flows of the Group.

Foster's Treasury, in managing the Group's transactional foreign exchange risk, will have regard to the underlying currency net cash flows of the Group, comprising operating cash flows and financing cash flows. The Group's foreign currency transaction exposure is managed using derivative financial instruments, which include foreign exchange options and forward exchange contracts. Details of foreign exchange options and forward exchange contracts at reporting date are outlined in note 20.

The following table illustrates the impact to profit before tax of foreign exchange movements on the balance sheet at 30 June:

	Consolidated			
	2008 -10%	2008 +10%	2007 -10%	2007 +10%
	$m	$m	$m	$m
US dollar movement	**(9.2)**	**7.5**	(10.5)	8.6
GBP movement	**(1.2)**	**1.0**	(2.3)	1.9
Euro movement	**(4.6)**	**4.6**	(3.8)	3.8
Canadian dollar movement	**(2.0)**	**2.0**	(2.4)	2.4

There is no transactional impact of foreign exchange movement on equity for the Consolidated Group. There is no transactional impact of foreign exchange movement on the income statement or equity for FGL.

Counterparty credit risk

The Group's counterparty credit risk management philosophy is to limit its loss from default by any one counterparty by dealing only with financial institution counterparties of good credit standing, setting maximum exposure limits for each counterparty, and taking a conservative approach to the calculation of counterparty credit limit usage.

Foster's Treasury, in managing the Group's counterparty credit risk, will have regard to the credit opinions on counterparties from two reputable credit rating agencies, with counterparty credit limits set by reference to the lower of the two ratings. Credit risk for financial assets which have been recognised in the balance sheet is generally the carrying amount, net of any provisions for doubtful debts. The maximum counterparty credit risk exposure at 30 June in respect of derivative financial instruments was $67.9 million (2007: $42.5 million) and in respect to cash holdings was $160.9 million (2007: $287.5 million).

Commodity price risk

Commodity price risk to the Group is the risk that an adverse movement in commodity prices will lead to increased supply costs. Commodity price risk may be managed, either partially or fully, either through entry into long term supply contracts or via external derivative contracts. Any foreign currency transaction risk component relating to underlying commodity price risk exposure is identified and managed as a transactional foreign exchange risk.

Other price risk

The Group or FGL are not exposed to other material price risks.

(b) Derivative financial instruments

The Group is party to derivative financial instruments in the normal course of business in order to hedge exposures to fluctuations in foreign exchange rates and interest rates in accordance with the Group's financial risk management policies.

The Group's transactions are primarily denominated in Australian Dollars, USD, Euro, GBP, Canadian Dollars and New Zealand Dollars. At 30 June 2008, there were no outstanding forward exchange contracts.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and included in the acquisition cost of components. The portion of the gain or loss that is realised on the hedging instrument is recognised in the profit and loss. There was no hedge ineffectiveness this year (2007: nil ineffectiveness).

The parent entity has a derivative contract in the form of an external financial guarantee. This guarantee is disclosed in note 20.

Note 18 – Financial Instruments continued

(c) Fair Values

The fair values of cash and cash equivalents and financial assets and financial liabilities approximate their carrying value. There have been no reclassifications of financial assets from fair value to cost, or from cost or amortised cost to fair value during the year.

The fair values of derivative financial instruments used to hedge interest rate and foreign exchange risks are based upon market prices, or models using inputs observed from the market, where markets exist or have been determined by discounting the expected future cash flows by the current interest rate for financial assets and financial liabilities with similar risk profiles.

The valuation of derivative financial assets and liabilities detailed below reflects the estimated amounts which the Group would be required to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates at reporting date. This is based on internal valuations using standard valuation techniques.

As the purpose of these derivative financial instruments is to hedge the Group's underlying assets and liabilities denominated in foreign currencies and to hedge against risk of interest rate fluctuations, it is unlikely in the absence of abnormal circumstances that these contracts would be terminated prior to maturity.

The carrying amount and fair values of financial assets and financial liabilities of the Consolidated Group at reporting date are:

				Consolidated
	2008 Carrying Amount	2007 Carrying Amount	2008 Fair value	2007 Fair value
	$m	$m	$m	$m
Cash and deposits	**160.9**	287.5	**160.9**	287.5
Loans and receivables				
Trade debtors	**748.1**	824.9	**748.1**	824.9
Other debtors	**325.0**	353.6	**325.0**	353.6
Loans to other persons	**1.1**	1.3	**1.1**	1.3
Financial assets designated as hedged items				
Interest rate swaps – fixed	**65.8**	38.5	**65.8**	38.5
Interest rate swaps – floating	**2.1**	3.5	**2.1**	3.5
Forward foreign exchange contracts	**-**	0.7	**-**	0.7
Foreign exchange options	**-**	0.6	**-**	0.6
Total financial assets	**1,303.0**	1,510.6	**1,303.0**	1,510.6
Financial liabilities at amortised cost				
Payables	**740.9**	798.5	**740.9**	798.5
Other loans	**1,194.8**	1,289.0	**1,194.8**	1,206.7
Bank loans	**271.2**	287.3	**271.2**	287.3
Financial liabilities designated as hedged items				
Other loans	**1,097.2**	1,279.4	**1,097.2**	1,279.4
Interest rate swaps – fixed	**-**	36.8	**-**	36.8
Fair Value Hedge – Borrowings	**66.1**	2.1	**66.1**	2.1
Forward foreign exchange contracts	**-**	1.3	**-**	1.3
Foreign exchange options	**-**	0.8	**-**	0.8
Total financial liabilities	**3,370.2**	3,695.2	**3,370.2**	3,612.9

The fair value of other loans designated as hedged items reflects predominantly the revaluation of 144A USD bonds at prevailing market rates. Other loans also include 144A USD bonds of $1 billion at amortised cost that are expected to be held to maturity.

Bank loans represent loans denominated in GBP, USD, Euro and AUD.

For all other assets and liabilities, based on the facts and circumstances existing at reporting date and the nature of the Group's assets and liabilities including hedged positions, the Group has no reason to believe that any of the above assets could not be exchanged, or any of the above liabilities could not be settled, in an arm's length transaction at an amount approximating its carrying amount.

The carrying amount and fair values of FGL financial assets and financial liabilities at reporting date are equal to their carrying value.

Note 19 – Payables

	FGL		Consolidated	
	2008	2007	2008	2007
	$m	$m	$m	$m
Current				
trade creditors	**7.2**	-	**301.3**	303.9
other creditors	**31.4**	40.6	**420.5**	467.2
amounts due to controlled entities	**1,132.1**	1,138.2		
Total Current Payables	**1,170.7**	1,178.8	**721.8**	771.1
Non Current				
other creditors	**13.4**	15.2	**19.1**	27.4
Total Non Current Payables	**13.4**	15.2	**19.1**	27.4

Trade payables are normally settled within 45 days from the date of invoice and do not incur interest expense. Other creditors are settled when they become due and payable. Amounts due to controlled entities are predominantly non-interest bearing and repayable upon demand.

Foreign Exchange Transaction disclosures

Trade creditors, other creditors and amounts due to controlled entities in FGL are all denominated in AUD.

					Consolidated
All balances translated to AUD	AUD	USD	GBP	Other	Total
	$m	$m	$m	$m	$m
Consolidated – 2008					
trade creditors	**230.3**	**45.8**	**6.6**	**18.6**	**301.3**
other creditors	**312.1**	**60.8**	**60.4**	**6.3**	**439.6**
total creditors	**542.4**	**106.6**	**67.0**	**24.9**	**740.9**
Consolidated – 2007					
trade creditors	232.8	47.4	23.6	0.1	303.9
other creditors	354.4	78.8	61.4	-	494.6
total creditors	587.2	126.2	85.0	0.1	798.5

Note 20 – Borrowings

	FGL		Consolidated	
	2008	2007	2008	2007
	$m	$m	$m	$m
Current				
secured				
– bank loans			-	0.1
unsecured				
– bank loans			**45.6**	285.8
amounts due to controlled entities	**6,186.3**	4,627.1		
Total Current Borrowings	**6,186.3**	4,627.1	**45.6**	285.9
Non Current				
secured				
– bank loans			-	0.4
unsecured				
– bank loans			**223.6**	-
– other			**2,360.2**	2,571.5
Total Non Current Borrowings			**2,583.8**	2,571.9
Total net borrowings consist of:				
current			**45.6**	285.9
non-current			**2,583.8**	2,571.9
Total gross borrowings			**2,629.4**	2,857.8
Fair value of fixed rate debt hedges			**(65.8)**	(1.7)
Less – cash (note 9)	**(2.6)**	(2.6)	**(160.9)**	(287.5)
Total net borrowings	**(2.6)**	(2.6)	**2,402.7**	2,568.6
Reconciliation of net borrowings				
net borrowings at the beginning of the year	**(2.6)**	(2.4)	**2,568.6**	3,499.2
application of AASB 132 & AASB 139			-	(9.5)
proceeds from borrowings			**493.4**	509.6
repayment of borrowings			**(444.7)**	(1,231.7)
total cash outflows/(inflows) from activities	-	(0.2)	**113.6**	149.3
debt acquired/(disposed) on consolidation of controlled entities			**9.7**	33.2
effect of exchange rate changes on foreign currency borrowings			**(337.9)**	(381.5)
net borrowings/(cash) at the end of the year	**(2.6)**	(2.6)	**2,402.7**	2,568.6

Secured bank loans totalling $0.03 million (2007: $0.5 million) are secured by mortgages over freehold buildings and other assets. Bank overdraft interest rate is 10.2% (2006: 9.1%). Bank loans and other loans have interest rates ranging between 2.8% – 7.3% (2006: 4.1% – 8.2%).

Hedging of gross debt

The Group has interest rate swap agreements in place with a notional amount of $972.2 million (2007: $1,279.4 million) having variable interest rates between 0% and 0.97% above the 90 day bank bill rate (2007: 0% and 0.97%). These swaps are used to hedge the exposure to changes in the fair value of the underlying debt.

Gains/losses on cash flow hedges are transferred to income statement at the same time as the hedged item affects income statement. There has been no ineffectiveness recognised in the profit and loss that arises from net investment hedges.

Fair value interest rate swap agreements in place at the end of the year to hedge gross debt are:

	Consolidated	
	2008	2007
	$m	$m
Financial assets		
Current Interest rate swaps – fixed	**1.5**	0.3
Non-current Interest rate swaps – fixed	**64.3**	38.2
Total interest rate swaps to fixed rate debt	**65.8**	38.5
Financial liabilities		
Current Interest rate swaps – fixed	**-**	(1.0)
Non-current Interest rate swaps – fixed	**-**	(35.8)
Total interest rate swaps to fixed rate debt	**-**	(36.8)
Net interest rate swaps to fixed rate debt	**65.8**	1.7

In addition to floating interest rate swaps, the Group has fixed interest rate swap agreements in place with a notional amount of $125.0 million (2007: $236.4 million) having an average fixed interest rate of 7.28% against gross debt (2007: 5.0%). These swaps are being used to hedge the exposure to increasing variable interest rates.

Cash flow interest rate swap agreements in place at the end of the year to hedge gross debt are:

	Consolidated	
	2008	2007
	$m	$m
Financial assets		
Current Interest rate swaps – floating		
Non-current Interest rate swaps – floating	**2.1**	3.5
Total interest rate swaps to floating rate debt	**2.1**	3.5
The cash flow hedge reserve at period end comprises:		
Forward exchange contracts	**-**	(0.7)
Interest rate swaps – floating	**1.5**	2.4
Deferred loss on effective cash flow hedges	**(26.0)**	(26.9)
Cash flow hedge reserve	**(24.5)**	(25.2)

The following table shows the movements in the cash flow hedge reserve associated with hedging of gross debt during the period:

	Consolidated	
	2008	2007
	$m	$m
Cash flow hedge reserve – opening	**(25.2)**	(27.3)
Amount recognised in equity during the year	**(2.7)**	0.1
Amount removed from equity during the year	**3.4**	2.0
Cash flow hedge reserve – closing	**(24.5)**	(25.2)

A total of $4.1 million (2007: $4.4 million) of the amounts removed from equity during the year were recognised in net finance costs in the income statement.

Note 20 – Borrowings continued

The following table outlines the maturity profile of financial liabilities:

		Maturing in:					
	Note	6 months or less	6 months to 1 year	1 to 2 years	2 to 5 years	over 5 years	Total
		$m	$m	$m	$m	$m	$m
Consolidated – 2008							
Bank debts	20	**(51.7)**		**(165.9)**	**(57.7)**		**(275.3)**
Other loans	20	**(70.3)**	**(70.4)**	**(438.1)**	**(670.0)**	**(2,292.6)**	**(3,541.4)**
Floating rate swaps	18				**11.1**	**54.7**	**65.8**
Trade creditors	19	**(301.3)**					**(301.3)**
Other creditors	19	**(439.6)**					**(439.6)**
Total Financial Liabilities		**(862.9)**	**(70.4)**	**(604.0)**	**(716.6)**	**(2,237.9)**	**(4,491.8)**
Consolidated – 2007							
Bank debts	20	(63.8)	(240.3)		(0.4)		(304.5)
Other loans	20	(77.6)	(77.8)	(153.0)	(1,087.1)	(2,661.7)	(4,057.2)
Interest Rate Swaps – fixed	20		3.5				3.5
Forward Exchange Contracts and options	20	(386.4)	(47.7)				(434.1)
Floating interest rate swaps (net receipt)	20			(2.8)	2.2	36.3	35.7
Floating interest rate swaps (net payment)	20				(8.4)	(25.6)	(34.0)
Trade creditors	19	(303.9)					(303.9)
Other creditors	19	(494.6)					(494.6)
Total Financial Liabilities		(1,326.3)	(362.3)	(155.8)	(1,093.7)	(2,651.0)	(5,589.1)

FGL financial liabilities represent trade creditors, other creditors and amounts payable to controlled entities. Trade creditors and other creditors are payable within 6 months or less and amounts payable to controlled entities are payable on demand, with interest payable at an average rate of 7 per cent (2007: 6 per cent).

Foster's Treasury manages liquidity risk by maintaining sufficient cash reserves, banking facilities and standby borrowing facilities and by monitoring forecast and actual cash flows. At reporting date, the standby arrangements and unused credit facilities of the Group are as follows:

	Consolidated	
	2008	2007
	$m	$m
Committed arrangements/facilities available to the Group:		
arrangements to provide standby funds and/or support facilities	**1,781.5**	1,964.5
amounts utilised	**(271.3)**	(308.8)
Amount of credit unused	**1,510.2**	1,655.7

FGL and the Consolidated Group is in compliance with all undertakings under its various financing arrangements.

The Group has access to other funding arrangements through non-bank facilities.

Details of major arrangements are as follows:

Bank Loans

Total facilities are $1,781.5 million (2007: $1,964.5 million) of which $1,510.2 million (2007: $1,655.7 million) was unutilised. Unutilised facilities totalling $1,011.2 million (2007: $933.7 million) have maturity dates beyond twelve months of balance date.

A$500m Commercial and Medium Term note Program

A$300m of Medium Term Notes have been issued under this program. These notes have a maturity date of March 2010.

Foreign currency risk

Net debt, at the reporting date was denominated in the following currencies:

All balances translated to AUD	AUD	USD	GBP	Other	Total
	$m	$m	$m	$m	$m
Consolidated - 2008					
Cash and cash equivalents	**59.6**	**23.3**	**8.7**	**69.3**	**160.9**
Current Borrowings	**2.0**	**(31.2)**	**-**	**(16.4)**	**(45.6)**
Non-current Borrowings	**(282.0)**	**(2,069.8)**	**(165.9)**	**-**	**(2,517.7)**
Fixed rate debt – fair value	**(66.1)**	**-**	**-**	**-**	**(66.1)**
Interest rate swaps to fixed rate debts	**65.8**	**-**	**-**	**-**	**65.8**
Net Debt	**(220.7)**	**(2,077.7)**	**(157.2)**	**52.9**	**(2,402.7)**
Consolidated - 2007					
Cash and cash equivalents	204.3	6.4	18.4	58.4	287.5
Current Borrowings	1.4		(236.5)	(50.8)	(285.9)
Non-current Borrowings	(283.7)	(2,285.7)	-	(0.4)	(2,569.8)
Fair value adjustments – Debt	(2.1)	-	-	-	(2.1)
Fair value adjustments – swaps	1.7	-	-	-	1.7
Net Debt	(78.4)	(2,279.3)	(218.1)	7.2	(2,568.6)

Financial Guarantees

At the time of the Group's divestment of the Australian Leisure and Hospitality business in November 2003, Australian Leisure and Entertainment Property Trust (ALE Trust) issued $150.0 million of unsecured cumulative redeemable loan securities which have a maturity date of 30 September 2011. FGL provided a guarantee over the principal and interest payments on the notes in the event of payment default by ALE Trust, until the notes are redeemed.

Note 21 – Provisions

	FGL		Consolidated	
	2008	2007	2008	2007
	$m	$m	$m	$m
Current				
employee entitlements[1]	**9.0**	3.2	**91.4**	99.1
other	**1.4**	1.2	**47.7**	49.6
Total Current Provisions	**10.4**	4.4	**139.1**	148.7
Non Current				
employee entitlements[1]	**0.1**	1.3	**15.2**	8.4
other	**2.2**	3.2	**20.8**	20.3
Total Non Current Provisions	**2.3**	4.5	**36.0**	28.7

1. The defined benefit superannuation fund liability of consolidated $7.6 million, FGL $2.9 million is included in employee entitlements provision. The 2007 fund surplus position is disclosed in receivables.

	Onerous contracts	Restructuring	Warranties /other	Total
	$m	$m	$m	$m
Consolidated – 2008				
carrying amount at start of year	**19.4**	**28.9**	**21.6**	**69.9**
charged/(credited) to income statement	**22.2**	**-**	**(1.1)**	**21.1**
applied/transferred	**3.6**	**(1.8)**	**(1.6)**	**0.2**
receipts/(payments)	**(7.3)**	**(8.9)**	**(6.0)**	**(22.2)**
foreign exchange	**-**	**(0.3)**	**(0.2)**	**(0.5)**
Carrying amount at end of year	**37.9**	**17.9**	**12.7**	**68.5**
Consolidated – 2007				
carrying amount at start of year	36.8	43.4	17.7	97.9
charged/(credited) to income statement	16.7	(0.3)	4.3	20.7
applied/transferred	(0.9)	(0.4)	(1.1)	(2.4)
receipts/(payments)	(31.8)	(13.4)	(4.3)	(49.5)
accounting policy	-	-	5.3	5.3
foreign exchange	(1.4)	(0.4)	(0.3)	(2.1)
Carrying amount at end of year	19.4	28.9	21.6	69.9

Onerous contract provisions pertain to surplus facility leases following production site closures or restructuring. The surplus property lease contracts have various expiry terms, the maximum being 12 years. The provision estimates have been determined with reference to contracted and market prices and may vary due to the future utilisation of the leased premises and potential sub-lease arrangements. Certain provisions are also held for onerous oak barrel lease contracts and wine grape supply contracts that are surplus to requirements.

Restructuring provision balances mainly comprise costs associated with previously announced Australian winery restructuring activities and the 2007 closure of the North Fremantle and Airport West facilities. Provisions are also held for acquired legacy Southcorp matters. Redundancy provisions are disclosed in employee entitlements.

The Group has recognised warranty provisions for potential claims arising from the sale of discontinued operations and acquired Southcorp contractual arrangements. A financial guarantee contract provision relating to $150 million ALE notes has also been recognised.

The current year FGL other provisions mainly comprises the financial guarantee contract provision relating to $150 million ALE notes. This guarantee lapses on maturity of the notes which are redeemable no later than 30 September 2011.

Note 22 – Contributed Equity

	FGL		Consolidated	
	2008	2007	2008	2007
	$m	$m	$m	$m
Paid up capital				
ordinary fully paid shares	**3,493.3**	3,612.9	**3,493.3**	3,612.9
Movements in Share Capital				
opening balance				
– ordinary fully paid shares	**3,612.9**	3,616.8	**3,612.9**	3,616.8
– employee shares of $1 paid to 1.67 cents	-	-	-	-
	3,612.9	3,616.8	**3,612.9**	3,616.8
Off market share buy-back 42,956,371shares @ $1.83 per share (2007: 67,797,482 shares @ $1.81 per share) plus transaction costs	**(79.7)**	(124.0)	**(79.7)**	(124.0)
On-market share buy-back 15,950,793 shares @$6.27 per share (2007: 204,000 shares @ $6.40 per share)	**(100.0)**	(1.3)	**(100.0)**	(1.3)
Dividend reinvestment plan 8,832,202 shares @ $6.37 per share (2007: 7,871,780 shares @ $6.00 per share)	**55.9**	47.2	**55.9**	47.2
nil (2007: 10,395,373 shares @ $6.26 per share)	-	65.1	-	65.1
697,263 (2007: 783,149 shares @$6.74 per share) ordinary fully paid shares issue to employees @ $6.40 per share	**4.2**	5.3	**4.2**	5.3
Foster's Long Term Incentive Plan				
– 861,270 shares @ $2.99 per share	-	2.6	-	2.6
Conversion of employee shares to ordinary fully paid shares	-	1.2	-	1.2
Closing balance				
– ordinary fully paid shares	**3,493.3**	3,612.9	**3,493.3**	3,612.9
– employee shares of $1 paid to 1.67 cents	-	-	-	-
Total Contributed equity	**3,493.3**	3,612.9	**3,493.3**	3,612.9

Note 22 – Contributed Equity continued

	FGL 2008 shares m	FGL 2007 shares m
Opening balance		
– ordinary fully paid shares	**1,970.8**	2,018.8
– partly paid employee shares	**0.8**	1.0
	1,971.6	2,019.8
2008 Off-market share buy-back	**(42.9)**	(67.8)
2008 On-market share buy-back	**(15.9)**	(0.2)
Dividend reinvestment plan		
8,832,202 (October 2006: 7,871,780)	**8.8**	7.8
nil (April 2007: 10,395,373)	**-**	10.4
697,263 (2007: 783,149) employee share plan issues	**0.7**	0.8
7,281 (2007: 861,270) shares issued pursuant to the Foster's Long Term Incentive Plan	**-**	0.8
Closing balance		
– ordinary fully paid shares	**1,921.5**	1,970.8
– partly paid employee shares	**0.8**	0.8
	1,922.3	1,971.6

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

Partly paid employee shares

A total of 786,510 (2007: 786,510) of the partly paid shares are on issue at the reporting date. During 2007, 211,800 partly paid employee shares were converted to fully paid ordinary shares.

The partly paid employee shares have been paid up to 1.67 cents. These shares are held by FBG Incentive Pty. Ltd. and by some individually registered holders. These shares pertain to the 1987 Employee Share Plan issue. A call in respect of these shares may be made at the request of the holder or in the event of a call being made by a liquidator or receiver. A call may also be made in respect of these shares following the relevant employee ceasing to be an employee of the Group, provided that the market price of a fully paid ordinary share in the capital of FGL has exceeded the issue price of the relevant partly paid share for a period of not less than forty consecutive business days. No partly paid employee shares have been issued since 1987.

Employee share scheme

Information relating to the employee share scheme, including details of shares issued under the Employee Share Plan, is set out in note 26.

Dividend reinvestment plan

The company has an established DRP under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by the issue of shares rather than being paid in cash.

Share buy-back

Total on-market buyback activity resulted in 15.9 million (2007: 0.2 million) ordinary shares being purchased by the company at a total cost (including transaction costs) of $100.0 million (2007: $1.3 million). The shares were purchased at prices ranging between $6.06 per ordinary share and $6.43 per ordinary share at an average cost of $6.27 per ordinary share (2007: price range $6.26 per ordinary share and $6.40 per ordinary share at an average cost of $6.40 per ordinary share).

The Group has also conducted off-market buy backs during the 2008 and 2007 financial years. The tendering process for the 2008 off-market buy-back was completed in October 2007 with 42.9 million ordinary shares, representing 2.2% of issued shares, were bought back at a price of $5.85 per share. The buy-back amount comprised a capital component of $1.83 per share (recognised in share capital) and a fully franked dividend component of $3.99 per share (recognised in retained earnings). The total cost of the off-market buy-back was $251.0 million (including transaction costs) with $79.7 million recognised in share capital and $171.3 million recognised in retained earnings. The tendering process for the 2007 off-market buy-back was completed in April 2007 with 67.8 million ordinary shares, representing 3.3% of issued shares, bought back at a price of $5.90 per share. The buy-back amount comprised a capital component of $1.81 per share (recognised in share capital) and a fully franked dividend component of $4.09 per share (recognised in retained earnings). The total cost of the off-market buy-back was $401.3 million (including transaction costs) with $124.0 million recognised in share capital and $277.3 million recognised in retained earnings.

Note 23 – Reserves and Retained Profits

(a) Reserves

	FGL		Consolidated	
	2008	2007	2008	2007
	$m	$m	$m	$m
Cash flow hedge reserve			**(24.5)**	(25.2)
Share based payments reserve	**19.9**	19.7	**19.9**	19.7
Foreign currency translation reserve			**(330.7)**	(213.9)
Total Reserves	**19.9**	19.7	**(335.3)**	(219.4)

	Cash Flow Hedge Reserve		Share Based Payments Reserve		Foreign Currency Translation Reserve	
	2008	2007	2008	2007	2008	2007
	$m	$m	$m	$m	$m	$m
Consolidated						
carrying amount at start of year	**(25.2)**	(27.3)	**19.7**	28.2	**(213.9)**	(137.5)
transfer to retained earnings			**(5.3)**	(10.5)		
current period (profit)/loss			**5.5**	4.6		
ordinary shares issued			**-**	(2.6)		
acquisition/disposal of controlled entities					**-**	(4.2)
hedging activities	**0.7**	2.1			**159.4**	177.6
currency translation differences					**(276.2)**	(249.8)
carrying amount at end of year	**(24.5)**	(25.2)	**19.9**	19.7	**(330.7)**	(213.9)

Nature and Purpose of Reserves

(i) Cash flow hedge reserve

This reserve records the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be effective.

(ii) Share based payment reserve

This reserve records the value of shares under the Long Term Incentive Plan offered to employees and Directors as part of their remuneration. Refer to note 26 for further details of this plan. The FGL reconciliation of the share based payment reserve is the same as the consolidated accounts.

(iii)Foreign currency translation reserve

Exchange differences arising on translation of foreign controlled entities within the Group, are taken to the foreign currency translation reserve, as described in the accounting policy note 1.

(b) Retained Profits

	FGL		Consolidated	
	2008	2007	2008	2007
	$m	$m	$m	$m
Retained profits at the beginning of the year	**1,171.1**	1,162.6	**1,212.1**	972.7
Adjustment resulting from change in accounting policy	**-**	(5.3)	**-**	(5.3)
	1,171.1	1,157.3	**1,212.1**	967.4
Net profit attributable to members of Foster's Group Limited	**331.0**	734.9	**111.7**	966.2
Actuarial gains/(losses) on defined benefit plans	**(2.6)**	0.9	**(7.4)**	0.5
Transfers from reserves	**5.3**	10.5	**5.3**	10.5
Total available for appropriation	**1,504.8**	1,903.6	**1,321.7**	1,944.6
Ordinary dividends				
– final paid	**(256.3)**	(237.2)	**(256.3)**	(237.2)
- interim paid	**(230.6)**	(218.0)	**(230.6)**	(218.0)
– dividend component of off market buyback	**(171.3)**	(277.3)	**(171.3)**	(277.3)
Total available for appropriation	**(658.2)**	(732.5)	**(658.2)**	(732.5)
Retained profits at the end of the year	**846.6**	1,171.1	**663.5**	1,212.1

Note 24 – Key Management Personnel Disclosures

The Company has taken advantage of the relief provided by the Corporations Amendments Regulations 2006 (No.4) and has transferred the detailed remuneration disclosures to the Director's Report. This information can be found in Sections 1 to 7 of the Remuneration Report.

The following persons were Key Management Personnel (KMP) of Foster's Group Limited (FGL) and the consolidated group during the year ended 30 June 2008. KMP, as defined in AASB 124, "Related Party Disclosure", are those persons having authority and responsibility for planning, directing and controlling the activities of the entity. KMP of FGL and the Group include all executive and non-executive Directors of Foster's Group Limited.

Name	Period (if less than full year)
David A Crawford	
Colin Carter[2]	Until 30 September 2007
M Lyndsey Cattermole	
Paul A Clinton	Since 25 March 2008
Graeme W McGregor	
Ian D Johnston[7]	Since 1 September 2007
Max G Ould	
Frank J Swan[3]	Until 31 October 2007
Trevor L O'Hoy[4]	
David Bortolussi	
Michael Brooks	
Martin M Hudson	
Peter Jackson	
Angus R McKay	Since 30 January 2008
Ben Lawrence[5]	Until 31 January 2008
Jamie Odell	
Peter F Scott[6]	Until 30 January 2008
Sue M Smith	Since 2 May 2008
Scott Weiss	

(1) The above persons were KMP for the entire 2008 fiscal year, except P Clinton who commenced on 25 March 2008, I Johnston who commenced on 1 September 2007, Angus McKay who commenced on 30 January 2008 and S Smith who commenced on 2 May 2008.

(2) Colin Carter retired as Non-executive Director on 30 September 2007.

(3) Frank Swan retired as Chairman on 31 October 2007.

(4) Trevor O'Hoy stepped down as Chief Executive Officer on 21 July 2008, with resignation effective 31 December 2008.

(5) Ben Lawrence resigned as Chief Human Resources Officer on 31 January 2008.

(6) Peter Scott retired as Chief Financial Officer on 30 January 2008.

(7) Ian Johnston was appointed Acting Chief Executive Officer on 21 July 2008.

Key Management Personnel Compensation

The following table show the compensation paid to Key Management Personnel of FGL and the consolidated group:

	2008	2007
	$	$
Short-term employee benefits	**7,119,251**	9,186,088
Post-employment benefits	**3,036,541**	1,224,879
Share-based payments	**2,567,270**	3,353,843
Termination benefits	**-**	1,309,615
Total	**12,723,062**	15,074,425
LTIP expense reversed in current period	**(3,072,972)**	-
Net Key Management Personnel compensation	**9,650,090**	15,074,425

Equity instrument disclosures relating to Key Management Personnel

The number of shares in the Company held by each Director and other Key Management Personnel of the group, including their related parties, is shown in the table below.

		Balance of shares as at start of year	Shares acquired during the year as part of remuneration[2]	Shares acquired during the year through the vesting of LTIP	Other shares acquired during the year[3]	Other changes during the year	Balance of shares held at end of year[4]	Balance of shares held at reporting date[5]
Non-executive Directors								
DA Crawford	2008	25,005	9,102	–	1,143	–	35,250	35,250
	2007	20,825	3,351	–	829	–	25,005	25,005
ML Cattermole	2008	169,229	8,226	–	34	(1,571)	175,918	175,918
	2007	165,029	4,200	–	–	–	169,229	169,229
PA Clinton	2008	–	–	–	–	–	–	–
	2007	–	–	–	–	–	–	–
GW McGregor	2008	33,559	4,832	–	1,299	–	39,690	39,690
	2007	28,557	3,942	–	1,060	–	33,559	33,559.
ID Johnston	2008	5,000	5,072	–	115	–	10,187	10,187
	2007	–	–	–	–	–	–	–
MG Ould	2008	47,124	10,661	–	2,191	–	59,976	59,976
	2007	32,967	13,429	–	728	–	47,124	47,124
Former Non-executive Directors								
FJ Swan	2008	116,574	6,542	–	2,138	–	n/a	n/a
	2007	101,001	11,827	–	3,746	–	116,574	116,574
CB Carter	2008	–	12,837	–	–	–	n/a	n/a
	2007	–	–	–	–	–	–	–
Executive Director (Chief Executive Officer)								
TL O'Hoy[6]	2008	433,468	70,233	–	156	–	503,857	503,857
	2007	236,755	100,913	95,800	–	–	433,468	433,468
Other Key Management Personnel								
DL Bortolussi	2008	517	156	–	15	–	688	n/a
	2007	9,869	148	–	–	(9,500)	517	n/a
MP Brooks	2008	47,617	156	–	–	–	47,773	n/a
	2007	16,369	148	31,100	–	–	47,617	n/a
MM Hudson	2008	61,910	156	–	–	–	62,066	n/a
	2007	61,762	148	–	–	–	61,910	n/a
PR Jackson	2008	337	156	–	18	–	511	n/a
	2007	181	148	–	8	–	337	n/a
AR McKay	2008	517	156	–	–	–	673	n/a
	2007	–	–	–	–	–	–	–
J Odell[7]	2008	119,013	156	–	144	–	119,313	n/a
	2007	41,563	148	75,300	2,002	–	119,013	n/a
SM Smith	2008	326	156	–	11	–	493	n/a
	2007	–	–	–	–	–	–	–
S Weiss	2008	174	83	–	–	–	257	n/a
	2007	95	79	–	–	–	174	n/a
Former Key Management Personnel								
B Lawrence	2008	73,773	83	–	2,940	–	n/a	n/a
	2007	28,830	79	–	44,864	–	73,773	n/a
PF Scott	2008	108,681	83	–	1,390	–	n/a	n/a
	2007	39,966	79	47,390	21,246	–	108,681	n/a

1 *Includes directly held ordinary and phantom deferred shares, nominally held shares, and shares held by related parties of the individual.*
2 *Includes shares granted under the Employee Share Grant Plan and Directors' Share Purchase Plan.*
3 *Includes purchases, shares acquired by non-executive Directors with post-tax director fees, the Dividend Reinvestment Plan and, for P Scott and B Lawrence, additional phantom deferred shares allocated in lieu of dividends.*
4 *Includes 10,348 shares held nominally by T O'Hoy (i.e. in name only) as at 30 June 2008 and 26 August 2008.*
5 *Balance of shares held as at 26 August 2008 relate to the date on which the Annual Report was signed, and is relevant to Directors only.*
6 *Includes a relevant interest in 44,465 shares due to the definition of 'related party' in AASB 124.*
7 *Includes a relevant interest in 93,300 shares due to the definition of 'related party' in AASB 124.*

Note 24 – Key Management Personnel Disclosures continued

Equity instrument disclosures relating to Key Management Personnel

The aggregate number of Long-Term Incentive Plan opportunities and movements offered during the year to Key Management Personnel of the group, including their related parties, is shown in the table below. Non-executive Directors do not participate in the Long-Term Incentive Plan. This table below is reproduced in the Remuneration Report.

		Maximum share opportunity at start of year[1]	Share opportunities offered during the year (maximum)[2]	Fair value of LTIP offered during the year[3]	Shares vested and converted during the year[4]
Executive Director (Chief Executive Officer)					
TL O'Hoy	2008	1,309,400	580,400	$1,706,680	–
	2007	1,138,200	567,400	$2,017,848	95,800
Other Key Management Personnel					
DL Bortolussi	2008	199,400	96,800	$284,368	–
	2007	106,400	93,000	$365,490	–
MP Brooks	2008	268,600	106,900	$316,514	–
	2007	474,500	142,600	$529,620	31,100
MM Hudson	2008	263,200	86,800	$230,888	–
	2008	132,000	131,200	$515,616	–
PR Jackson	2008	92,800	54,200	$144,172	–
	2007	22,000	75,200	$295,536	–
AR McKay	2008	209,400	97,800	$297,204	–
	2007	–	–	–	–
J Odell	2008	566,500	199,600	$611,192	–
	2007	568,300	234,300	$864,336	75,300
SM Smith	2008	153,800	50,200	$159,452	–
	2007	–	–	–	–
S Weiss	2008	186,600	89,600	$238,336	–
	2007	81,800	115,000	$451,950	–
Former Key Management Personnel					
B Lawrence[8]	2008	256,200	118,400	$356,224	–
	2007	318,800	104,100	$381,708	43,300
PF Scott[8]	2008	418,700	62,800	$227,336	–
	2007	523,300	174,400	$639,804	67,700

1 *Maximum share opportunity is the maximum number of shares that can be achieved from all unvested LTIP offers as at the date indicated.*

2 *Share opportunities offered during the year include those under the 2007 LTIP offer and the extended 2004 offer.*

3 *Fair value is determined at the date of offer and is explained in section 7E of the Remuneration Report.*

4 *No offers vested between 1 July 2007 and 30 June 2008.*

5 *Share opportunities lapsed during the year are the original 2004 offer (the extended 2004 offer is listed separately as share opportunities offered during the year). For T O'Hoy this value includes the 2006 and 2007 offers that can never vest as a result of his resignation. For B Lawrence and P Scott this value includes all offers, which lapsed on their exit date.*

6 *The value of lapsed share opportunities is based on the fair value at the date of offer (as explained in section 7E).*

7 *The net value of LTIP offered, vested, converted and lapsed during the year provides an indication of incremental value received during the year by aggregating the shaded columns (where those lapsed are treated as a negative).*

8 *All offers for B Lawrence and P Scott have lapsed.*

Date of vesting/ conversion	Share price on date of vesting/ conversion	Value of those converted during the year	Value of shares converted (over and above fair value)	Share opportunities lapsed during the year[5]	Value of lapsed opportunities[6]	Incremental value of LTIP during year[7]	Maximum share opportunity at year end[1]
–	–	–	–	1,204,200	$3,717,336	(2,010,656)	685,600
22 Feb 07	$6.74	$645,692	$302,728	300,400	$698,472	$1,622,104	1,309,400
–	–	–	–	56,000	$157,360	$127,008	240,200
–	–	–	–	–	–	$365,490	199,400
–	–	–	–	67,000	$188,270	$128,244	308,500
22 Feb 07	$6.74	$209,614	$98,276	100,800	$244,764	$383,132	268,600
–	–	–	–	–	–	$230,888	350,000
–	–	–	–	–	–	$515,616	263,200
–	–	–	–	–	–	$144,172	147,000
–	–	–	–	–	–	$295,536	97,200
–	–	–	–	77,200	$216,932	$80,272	230,000
–	–	–	–	–	–	–	–
–	–	–	–	167,200	$469,832	$141,360	598,900
22 Feb 07	$6.74	$507,522	$237,948	160,800	$356,574	$745,710	566,500
–	–	–	–	54,000	$151,740	$7,712	150,000
–	–	–	–	–	–	–	–
–	–	–	–	–	–	$238,336	276,200
–	–	–	–	–	–	$451,950	196,800
–	–	–	–	374,600	$1,177,458	(821,234)	–
22 Feb 07	$6.74	$291,842	$136,828	113,900	$260,496	$258,040	265,700
–	–	–	–	481,500	$1,573,140	(1,345,804)	–
22 Feb 07	$6.74	$456,298	$213,932	195,800	$457,608	$396,128	434,200

Note 25 – Related Party Transactions for Key Management Personnel

Loans to Key Management Personnel

In accordance with the terms of the FGL Employee Share and Option Plan, the Company issued fully paid shares and provided financial assistance for the purpose of the acquisition of shares to employees, including Key Management Personnel.

	Balance at beginning of period	Interest paid and payable	Balance at end of period	Interest not charged	Number of KMP included at the end of the year
	$	$	$	$	
2008	**99,460**	**-**	**89,460**	**7,244**	**5**
2007	147,600	-	99,460	12,725	5

Share plan loans were made to and/or repayments (including by way of offset of dividend entitlements) received from Key Management Personnel. The share plan loans are interest free. The average commercial rate of interest during the period was 7.7%. There were no allocations to non-executive Directors under the FGL Employee Share and Option Plan nor were there loans to such Directors. There were no individuals with loans above $100,000 in either of the years ended 30 June 2007 or 2008.

Other transactions Key Management Personnel and their personally-related entities

FGL and the Group entered into transactions which are insignificant in amount with Key Management Personnel and their related parties within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available in similar arm's length dealings which include payments of salaries and benefits and purchase of Group products.

Some directors of Foster's Group Limited are also directors of public companies, which have transactions with the Foster's Group. The relevant directors do not believe they have the individual capacity to control or significantly influence the financial policies of those companies. The companies are therefore not considered to be related parties for the purpose of the disclosure requirements of AASB 124 "Related Party Disclosures".

Note 26 – Employee Equity Plans

Employee Share Grant Plan

Under the terms of the Foster's Employee Share Grant Plan (**"Share Grant Plan"**), most full-time and part-time permanent employees with at least six months service with the Company are eligible to receive up to $1,000 of shares in the Company, subject to Company performance and Board approval.

The shares are subject to a restriction on transfer for three years (or until the employee leaves the Company). Slightly different rules are applicable to the operation of the Share Grant Plan outside Australia, reflecting local compliance and tax issues. Further details of the Share Grant Plan are set out in Section 3 of the Remuneration Report.

The Share Grant Plan was approved by shareholders at the 2006 Annual General Meeting. Shares under the Plan are issued for no consideration. The shares are therefore issued from the Share Capital Account and hence the only effect of a grant is to increase the number of shares on issue.

During the year ended 30 June 2008, 698,687 fully paid ordinary shares were issued under the Plan at a notional price of $6.40. These shares include 1,424 shares issued to French employees under the 2006 Employee Share Grant Plan, French sub-plan.

	Balance as at 30 June 2007	Number of participants	Shares offered during the year	Shares sold and/ or released	Number of participants	Balance as at 30 June 2008
Employee Share Grant Plan	2,036,839	5,938	698,687	(531,275)	5,086	2,204,251

International Employee Share Plan

The International Employee Share Plan (**"International Plan"**) was established in 2001 to facilitate employee share ownership in overseas jurisdictions in which it was not practicable for Foster's to operate the Foster's Employee Share and Option Plan.

Under the International Plan, employees resident in the United States and the United Kingdom had the right to contribute a specified percentage of their remuneration to purchase shares in the Company at a discount of up to fifteen percent of the prevailing market price. Shares under the Plan were subject to a restriction on transfer of twelve months or until the employee left the Company.

The International Plan was last approved by shareholders at the Annual General Meeting of the Company in 2006. As the International Plan has similar features to the new Employee Share Acquisition Plan ("Acquisition Plan") which was presented to shareholders for approval at the 2006 Annual General Meeting, the Company may make offers under the International Plan in place of offers under the Acquisition Plan in certain overseas jurisdictions where the International Plan may be more suitable than the Acquisition Plan due to local regulatory issues.

No offers were made under the International Plan during the year ended 30 June 2008.

	Balance as at 30 June 2007	Number of participants	Shares offered during the year	Shares sold and/ or released	Number of participants	Balance as at 30 June 2008
International Employee Share Plan	326,245	174	Nil	(136,252)	85	189,993

Foster's Employee Share and Option Plan – Shares

Under the Foster's Employee Share and Option Plan, eligible employees were offered fully paid ordinary shares at a discount of fifty cents per share ($0.50) from the prevailing market price, funded by an interest free loan arranged by the Company. The loan is repaid by applying dividends paid on the shares or voluntary payments by the employee. The shares could not be transferred for three years or until the loan was repaid, and on leaving the Company all loan balances must be repaid by the employee.

No additional offers are currently planned under the Foster's Employee Share and Option Plan. As at the reporting date, interest free loans remain outstanding in respect of 8,358,500 fully paid ordinary shares and therefore subject to the rules of this plan.

No additional grants are currently planned under the shares component of the Foster's Employee Share and Option Plan.

	Balance as at 30 June 2007	Number of participants	Shares offered during the year	Shares sold and/ or released	Number of participants	Balance as at 30 June 2008
Foster's Employee Share and Option Plan – Shares	10,776,500	1,591	Nil	(2,418,000)	1,171	8,358,500

Note 26 – Employee Equity Plans continued

Foster's Employee Share Acquisition Plan

Foster's Employee Share Acquisition Plan was established to facilitate on-market acquisition of shares by employees on a voluntary basis. The plan was approved by shareholders at the 2006 Annual General Meeting. Under the plan, employees may be given the opportunity to increase shareholdings in the Company, using funds that would otherwise have been paid to them via salary or bonus.

To date, four senior employees have elected to participate in the plan in relation to the 2006 STIP payment. These shares were placed in trust and do not become available to the employee until 3 years from the date of purchase, or they cease employment with the Company, whichever comes first. All Australian participants in the Foster's Short Term Incentive Plan are eligible to participate in the Employee Share Acquisition Plan for 2008.

Balance as at 30 June 2007	Number of participants	Shares offered during the year	Shares sold and/or release	Number of participants	Balance as at 30 June 2008
16,953	3	Nil	(4,672)	1	12,281

Foster's Long Term Incentive Plan

Under the Foster's Long Term Incentive Plan (LTIP), participants (who are determined selectively by the Directors), may be entitled to shares to be issued for no consideration by Foster's, subject to certain performance standards being met.

The performance standard is the Company's relative performance measured by total shareholder return compared with a number of listed peer companies. Offers are split into three tranches measured over one, two and three years, and weighted 20 per cent, 20 per cent and 60 per cent respectively. For each tranche, Foster's performance is measured against two independent peer groups comprising (1) Australian companies and (2) international alcoholic beverage companies. Any shares issued in relation to the one- or two-year tranches do not vest until the final three-year performance period has elapsed.

Further details of the LTIP are included in section 3 of the Remuneration Report.

No offers vested in the year ended 30 June 2008. For all outstanding LTIP offers, the estimated number of shares that may be granted under LTIP if performance conditions are met is as follows:

LTIP Offer	No. of Current Participants	Number of Shares at Threshold	Number of Shares at Maximum
2003 (extended)	59	692,300	692,300
2004 (extended)	73	969,900	969,900
2005	123	1,408,400	2,816,800
2006	160	1,850,100	3,700,200
2007	24	670,500	1,341,000

For those participants whose remuneration is not denominated in Australian dollars, entitlements (prior to 2007) are expressed as a local currency value until such time that shares are allocated. On this basis, the estimated aggregates listed above for the 2005 and 2006 offers are determined using the exchange from the date of offer until 30 June 2007. For the extended 2003 and 2004 offers, the average exchange rate over the preceding 3-year performance period is used.

Partly paid employee shares

Shares issued under the 1987 Employee Share Plan are described in Note 22 Contributed Equity.

Note 27 – Employee Benefits

	FGL		Consolidated	
	2008	2007	2008	2007
	$m	$m	$m	$m
The aggregate amount of employee benefits is comprised of:				
Accrued wages, salaries and on-costs	**1.6**	3.3	**29.5**	32.2
Provisions (current)	**9.0**	3.2	**91.4**	99.1
Provisions (non current)	**0.1**	1.3	**15.2**	8.4
Total Employee benefits	**10.7**	7.8	**136.1**	139.7

The aggregates of provisions for employee entitlements as shown above are $106.6 million, consolidated (2007: $107.5 million), and $9.1million, FGL (2007: $4.5 million).

The total employee benefits incurred during the year for the consolidated entity were $555.2 million (2007:$669.1 million)

	Consolidated	
	2008	2007
Employee numbers		
Number of full-time equivalent employees at the reporting date	**6,373**	6,588

Superannuation Commitments

The Group has established a number of retirement funds which provide either defined or accumulation type benefits for employees within the Group, worldwide.

The benefits are provided from contributions by employee members and entities in the Group and income from fund assets invested. The members' contributions are at varying rates while contributions from controlled entities, in respect of defined benefit funds, are made at levels necessary to ensure that these funds are maintained with sufficient assets to meet their liabilities and, in respect of accumulation funds, are at fixed rates. The rate of contributions by controlled entities for defined benefit funds is determined by actuarial valuations.

Controlled entities are obliged to contribute to these funds as set out in the relevant Trust Deeds or in accordance with industrial agreements or legislation, subject to their right to reduce, suspend or terminate contributions as specified in the relevant Trust Deeds.

Following the Southcorp acquisition the Group now sponsors a number of Southcorp Superannuation funds in Australia, New Zealand, the United States and other countries where it operates. The majority of members receive accumulation benefits, however the primary fund (Plum Superannuation Fund for Southcorp Employees) is classified as a defined benefit fund because a number of members receive defined benefits.

Based on the latest actuarial valuation at 30 June 2005 performed by RS Mitchell FIA, FIAA, ASA, the assets of Foster's Group Superannuation Fund were materially sufficient to satisfy all benefits that would have vested in the event of their termination or in the event of the voluntary or compulsory termination of employment of each employee. The actuarial valuation at 30 June 2005 identified the value of the Foster's Group Superannuation Fund assets to be $268.2 million. Fully vested benefits at this date were $264.6 million (fund assets in excess by $3.6 million). Accrued benefits at this date were $260.1 million (fund assets in excess by $8.1 million).

The actuary has estimated that the vested benefits exceed assets under the Foster's Group Superannuation Fund as at 30 June 2008 by approximately $2.9 million (30 June 2007: $11.6 million surplus assets over vested benefits).

The Group sponsors the defined benefit plans as noted above. The amounts recognised in the consolidated income statements and the funded status and amounts recognised in the consolidated balance sheets are summarised on page 96.

Note 27 – Employee Benefits continued

Amounts recognised in income statement	FGL 2008	FGL 2007	Consolidated 2008	Consolidated 2007
	$m	$m	$m	$m
Current service cost	**1.5**	2.5	**4.4**	5.3
Interest cost	**1.4**	2.0	**4.1**	4.4
Expected return on plan assets	**(2.6)**	(3.8)	**(7.5)**	(8.3)
Net expense	**0.3**	0.7	**1.0**	1.4

				Consolidated
Amounts recognised in balance sheet	2008	2007	2006	2005
	$m	$m	$m	$m
Present value of benefit obligation	**82.4**	92.8	103.1	115.2
Fair value of plan assets	**74.8**	96.5	107.5	104.5
Net defined benefit superannuation fund asset/(liability)	**(7.6)**	3.7	4.4	(10.7)
Experience adjustments – plan liabilities	**0.7**	1.1	1.8	1.6
Experience adjustments – plan assets	**(12.8)**	3.2	2.1	3.3

				FGL
Amounts recognised in balance sheet	2008	2007	2006	2005
	$m	$m	$m	$m
Present value of benefit obligation	**26.3**	29.6	28.8	30.3
Fair value of plan assets	**23.4**	30.7	29.6	28.2
Net defined benefit superannuation fund asset/(liability)	**(2.9)**	1.1	0.8	(2.1)
Experience adjustments – plan liabilities	**0.2**	0.3	0.4	0.5
Experience adjustments – plan assets	**(4.2)**	0.9	0.7	1.0

All actuarial gains or losses are recognised in the balance sheet as they are identified. Adjustments to actuarial gains and losses are recognised directly to retained earnings, in accordance with AASB 119, "Employee Entitlements". There are no past service costs attributable to any Foster's Group defined benefit Superannuation fund.

	FGL		Consolidated	
	2008	2007	2008	2007
	$m	$m	$m	$m
Amounts recognised in statement of recognised income and expenses				
Actuarial (gain)/loss carried forward at the beginning of the year	**(5.4)**	(4.5)	**(16.5)**	(15.8)
Recognised actuarial (gain)/loss	**3.7**	(0.9)	**10.4**	(0.7)
Actuarial (gain)/loss at the end of the year	**(1.7)**	(5.4)	**(6.1)**	(16.5)
Movement in present value of benefit obligation				
Defined benefit obligation at the beginning of the year	**29.6**	28.8	**92.8**	103.1
Current service cost	**1.5**	2.5	**4.4**	5.3
Interest cost	**1.4**	2.0	**4.1**	4.4
Contributions by plan participants	**0.2**	0.2	**0.4**	0.5
Actuarial (gain)/losses	**(4.2)**	0.1	**(12.0)**	(12.3)
Benefits paid	**(2.2)**	(4.0)	**(6.4)**	(8.0)
Foreign exchange			**(0.9)**	(0.2)
Defined benefit obligation at the end of the year	**26.3**	29.6	**82.4**	92.8
Comprising amounts from:				
– plans that are wholly or partly funded	**26.3**	29.6	**82.4**	92.8
– plans that are wholly unfunded	-	-	-	-
Movement in fair value of plan assets				
Fair value of plan assets at the beginning of the year	**30.7**	29.7	**96.5**	107.5
Expected return on plan assets	**2.6**	3.8	**7.5**	8.3
Actuarial gain/(losses)	**(7.9)**	1.0	**(22.4)**	(11.6)
Employee contributions	-	-	-	-
Contributions by plan participants	**0.2**	0.2	**0.4**	0.5
Benefits paid	**(2.2)**	(4.0)	**(6.4)**	(8.0)
Foreign exchange			**(0.8)**	(0.2)
Plan assets at the end of the year	**23.4**	30.7	**74.8**	96.5
Actual return on plan assets	**(7.6)**	16.0	**(7.6)**	16.0

The fair value of plan assets includes no amounts relating to any of the companies own financial instruments or any property occupied by, or other assets used by the Group. The expected return on assets is determined by weighting the expected long-term return for each class by the target allocations of assets to each class. The returns used for each asset class are net of investment tax and investment fees. The actual return on plan assets in 2008 was a negative return of $6.9 million (2007: $11.9 million, positive) for the Group and negative $2.3 million (2007: $5.9 million, positive) for FGL. The group expects to contribute $5.9 million (2007: nil) to its defined benefits pension plans in 2008 and expects contributions of $439,000 by plan participants (2007: $420,000). The percentages invested in each asset class at the reporting date are:

	FGL		Consolidated	
	2008	2007	2008	2007
	%	%	%	%
Equity securities	**69**	68	**69**	68
Debt securities	**25**	25	**25**	25
Property securities	**3**	3	**3**	3
Other	**3**	4	**3**	4

The principal actuarial assumptions used in determining defined benefit superannuation obligations for the Group's plans are as follows:

	FGL		Consolidated	
	2008	2007	2008	2007
	%	%	%	%
Discount rate (net of tax)	**5.6**	5.0	**5.6**	5.0
Expected rate of return on assets (net of tax)	**9.0**	9.4	**9.0**	9.4
Future salary increases	**4.5**	4.0	**4.5**	4.0

Note 28 – Remuneration of Auditors

	FGL		Consolidated	
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000
Amounts received, or due and receivable, by the auditors for:				
auditing and reviewing the financial statements				
– auditors of FGL	**236.0**	1,688.0	**3,312.0**	3,393.4
– associated firms of FGL auditors			**953.0**	1,082.0
other assurance				
– auditors of FGL	**141.0**	58.0	**156.0**	111.0
Total audit and other assurance				
– auditors of FGL	**377.0**	1,746.0	**3,468.0**	3,504.4
– associated firms of FGL auditors			**953.0**	1,082.0
	377.0	1,746.0	**4,421.0**	4,586.4
taxation				
– auditors of FGL	**40.0**	149.0	**40.0**	149.0
– associated firms of FGL auditors			**-**	20.0
Total other services				
– auditors of FGL	**40.0**	149.0	**40.0**	149.0
– associated firms of FGL auditors			**-**	20.0
	40.0	149.0	**40.0**	169.0
Totals				
– auditors of FGL	**417.0**	1,895.0	**3,508.0**	3,653.4
– associated firms of FGL auditors			**953.0**	1,102.0
Total Remuneration of auditors	**417.0**	1,895.0	**4,461.0**	4,755.4

The Group employs its statutory auditor PricewaterhouseCoopers to provide other non-audit services where their expertise and experience best qualifies them to provide the appropriate service and as long as stringent independence requirements are satisfied.

Other assurance is for tax related reviews, remuneration, services relating to non-wholly owned entities and AGM attendance.

The Audit Committee has completed an evaluation of the overall effectiveness and independence of the external auditor, PricewaterhouseCoopers. As part of this process, the external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair their independence as auditor. The Chairman of the Audit Committee has advised the Board that the Committee's assessment is that the provision of these services has not impaired the independence of the auditor.

Note 29 – Commitments

	FGL		Consolidated	
	2008	2007	2008	2007
	$m	$m	$m	$m
Leases				
Non cancellable operating leases				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable				
– under 1 year	**0.2**	1.0	**60.9**	49.3
– between 1 year and 5 years	**0.3**	0.1	**181.1**	134.5
– over 5 years			**144.5**	155.9
Total Lease commitments	**0.5**	1.1	**386.5**	339.7
Capital expenditure and other Commitments				
The following expenditure has been contracted but not provided for in the financial statements.				
Capital expenditure				
– under 1 year			**10.9**	13.0
Total Capital expenditure and other Commitments			**10.9**	13.0
Other commitments				
– under 1 year	**-**	0.9	**25.9**	28.4
– between 1 year and 5 years			**60.7**	48.2
– over 5 years				
Total Other Commitments	**-**	0.9	**86.6**	76.6

Note 30 – Contingent Liabilities

	FGL		Consolidated	
	2008	2007	2008	2007
	$m	$m	$m	$m
Arising in respect of individual controlled entities:				
amounts uncalled on shares in controlled entities	**23.0**	23.9		
Arising in respect of individual controlled entities:				
guarantees				
– banks and other financiers	**2,612.6**	2,967.9		
– other persons				
Arising in respect of other persons:				
guarantees				
– other persons	**453.7**	612.9	**453.7**	612.9
Retirement benefits payable on termination in certain circumstances, under service agreements with executive Directors and other persons who take part in the management of the Company	**3.5**	7.4	**5.1**	10.4
Total Contingent liabilities	**3,092.8**	3,612.1	**458.8**	623.3

Disputed tax assessments

On 29 June 2007 the Group received assessment notices from the Australian Commissioner of Taxation (the Commissioner) for primary tax of $548.7 million and penalties and interest of $302.0 million. The assessments are attributable to the 1995 to 2004 income tax years and relate to the utilisation of tax losses associated with the funding of the Elders Finance Group (EFG) in the 1980s and 1990s. Foster's is disputing these assessments. Foster's view of the positions adopted by the Commissioner is that its potential maximum exposure in relation to these and related assessments is limited to $545.7 million, comprising $340.9 million for primary tax and $204.8 million for penalties and interest. The matter was heard in the Federal Court in June 2008 and is awaiting judgement. The Group remains confident of the position it has adopted.

Part payment of the disputed tax assessments was required pending resolution of the dispute. The Group paid $244.5 million to the Commissioner in August and December 2007 in respect of the assessments. This amount is fully refundable in the event that the matter is resolved in favour of Foster's. This amount has been recorded on the balance sheet as a receivable.

Divestment warranties

The Group has various contingent liabilities arising in connection with the sale of discontinued operations. Under the various sale agreements the Group has given customary representations, warranties and indemnities in respect of the divested businesses and their assets and liabilities. These representations, warranties and indemnities expire at various times through to December 2008. In addition, specific tax related warranties apply for any assessments that may be issued in respect of the period of Foster's ownership. The maximum potential loss arising from the contingent liabilities, excluding tax related matters, has been identified as a "guarantee to other persons", however it is not envisaged that any material unrecorded loss is likely to arise.

Litigation

Various entities in the Group are party to legal actions, other than the tax assessment matter identified, which have arisen in the ordinary course of business. The actions are being defended and no material losses are expected to arise.

Note 31 – Notes to the Statements of Cash Flows

Reconciliation of cash

For the purpose of the statements of cash flows, cash includes cash at bank, on hand, in transit and on short-term deposit, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

	FGL		Consolidated	
	2008	2007	2008	2007
	$m	$m	$m	$m
cash at bank, on hand and in transit (note 9)	**2.6**	2.6	**107.8**	102.7
cash on deposit (note 9)			**53.1**	184.8
	2.6	2.6	**160.9**	287.5
Reconciliation of net cash flows from operating activities to profit after income tax				
profit for the year	**331.0**	734.9	**117.5**	969.9
depreciation and amortisation	**6.8**	5.8	**169.6**	153.4
contributions from partnerships			**(11.5)**	(10.5)
(profit)/loss on disposal of non-current assets	**(0.5)**	(1.0)	**(33.7)**	(140.9)
(profit)/loss on disposal of investments and other assets			**0.8**	0.1
(profit)/loss on disposal of controlled entities			**0.8**	(1.0)
(profit)/loss on disposal of discontinued operations	**-**	0.8	**(2.1)**	(192.0)
valuation decrement on grapes and vines			**22.9**	38.0
asset impairment	**(0.2)**	1.8	**702.9**	21.6
provisions	**8.4**	7.8	**57.6**	71.3
movement in unrealised foreign exchange	**0.3**	0.4	**(11.4)**	1.5
Net cash provided by operating activities before change in assets and liabilities	**345.8**	750.5	**1,013.4**	911.4
change in working capital, net of effects from acquisition/disposal of controlled entities				
– receivables	**(344.1)**	(826.5)	**61.3**	(113.0)
– inventories	**0.1**	(0.1)	**(101.6)**	61.7
– other assets	**(0.3)**	1.8	**20.2**	4.6
– accounts payable	**(33.9)**	(11.9)	**(28.1)**	(65.2)
– net tax balances	**(160.4)**	(211.2)	**(238.7)**	51.4
– provisions	**(12.5)**	(10.5)	**(56.6)**	(103.6)
net cash flows from operating activities	**(205.3)**	(307.9)	**669.9**	747.3

Note 31 – Notes to the Statements of Cash Flows continued

	Consolidated	
	2008	2007
	$m	$m
Net assets of entities acquired reconciles to the cash flow statement as follows:		
payments to acquire controlled entities (net of cash balances acquired)	-	(1.4)
	-	(1.4)
Entities disposed		
Consideration		
– net proceeds per cash flow statement	**1.4**	517.3
– cash at disposal date	**3.7**	37.4
– gross proceeds	**5.1**	554.7
– loan repayment	-	10.8
– deferred consideration and accrued costs	-	(9.0)
	5.1	556.5
Net assets disposed of		
– cash	**3.7**	37.4
– receivables	**14.0**	52.5
– inventories	**7.7**	100.3
– property, plant and equipment	**23.0**	109.0
– agriculture	**1.3**	-
– intangibles	**0.2**	62.9
– investments	**3.3**	-
– accounts payable	**(8.7)**	(19.2)
– borrowings	**(7.1)**	(7.1)
– provisions	**(32.2)**	(7.4)
– net tax liabilities	**(1.5)**	(4.1)
	3.7	324.3
Gross profit on disposal	**1.4**	232.2
Restructuring costs	**(0.1)**	(44.4)
Exchange fluctuation transferred from reserves and included in net profit	-	4.2
Net profit on disposal	**1.3**	192.0

The net profit on disposal pertains to both continuing and discontinued operations.

Refer to Borrowings (note 20) and Employee equity plans (note 26) for details of non-cash financing transactions relating to employee share plans, the Long Term Incentive Plan and the DRP.

Note 32 – Non-Director Related Party Disclosures

Ownership interests in related parties

All material ownership interests in related parties are disclosed in note 25 to the financial statements.

Transactions with entities in the wholly-owned Group

FGL advanced and repaid loans and provided management, accounting and administrative assistance to other entities in the wholly-owned Group during the year. With the exception of some interest-free loans provided by FGL and transfer of the benefit of income tax losses for no consideration between controlled companies, these transactions were on commercial terms and conditions.

Note 33 – Events Subsequent to Reporting Date

On 21 July 2008 Trevor O'Hoy stepped down from the role of Chief Executive Officer. Ian Johnston, a Director of the Company, moved to the role of Acting Chief Executive Officer pending the appointment of a permanent successor to Mr O'Hoy.

Note 34 – Controlled Entities

The Group has a 100 per cent ownership interest in the ordinary share capital of the following entities for the current and prior year except where noted:

	Country of incorporation
A.C.N. 004 039 070 Pty. Ltd.	Australia
A.C.N. 008 008 526 Pty. Ltd.	Australia
A.C.N. 070 379 869 Pty. Ltd.	Australia
Aldershot Nominees Pty. Ltd.[2]	Australia
Amayana Pty. Ltd.	Australia
AML&F Holdings Pty. Ltd.	Australia
Anglemaster Limited	United Kingdom
Archana Pty. Ltd.	Australia
Ashwick (N.T.) No.7 Pty. Ltd.	Australia
Ashwick (Qld) No 15 Pty. Ltd.	Australia
Ashwick (Qld.) No. 127 Pty. Ltd.	Australia
Ashwick (Qld.) No. 167 Pty. Ltd.	Australia
Ashwick (Qld.) No. 96 Pty. Ltd.	Australia
Australian Estates Pty. Ltd.	Australia
Australian, Mercantile, Land and Finance Company Pty. Ltd.	Australia
B. Seppelt & Sons Limited[2]	Australia
Barossa Vineyards Limited[2]	Australia
Beringer Blass Distribution S.R.L.	Italy
Beringer Blass Italia S.R.L.	Italy
Beringer Blass Wine Estates Chile Limitada	Chile
Beringer Blass Wines Estates Pty. Ltd.[2]	Australia
Beringer Blass Wines Pty. Ltd.[2]	Australia
Bevcorp Pty. Ltd.	Australia
Bilyara Vineyards Pty. Ltd.[2]	Australia
Bourse du Vin Limited	United Kingdom
Brenchley Pty. Limited	Australia
Brewing Holdings Pty. Ltd.[2]	Australia
Brewing Investments Pty. Ltd.[2]	Australia
Brewman Group Limited	United Kingdom
Brewtech Pty. Ltd.	Australia
Bright Star Investments Pty. Ltd.[2]	Australia
Bulmer Australia Ltd.[2]	Australia
Bulmer Harvest Limited	New Zealand
C.U.B. Pty. Ltd.	Australia
Carlton & United Breweries (N.S.W.) Pty. Ltd.[2]	Australia
Carlton and United Beverages Limited[2]	Australia
Carlton and United Breweries (Queensland) Pty. Ltd.[2]	Australia
Carlton and United Breweries Pty. Ltd.[2]	Australia
Carlton Brewery Hotels (N.R.) Pty. Ltd.	Australia
Carlton Brewery Hotels Pty. Ltd.[2]	Australia
Cascade Brewery Company Pty. Ltd.[2]	Australia
Cellarmaster Wines (UK) Limited	United Kingdom
Cellarmaster Wines Holdings (UK) Limited	United Kingdom
Cellarmaster Wines Limited	New Zealand
CNAB Pty. Ltd.[2]	Australia
Coldstream Australasia Limited[2]	Australia
Craigburn Land Co. Pty. Ltd.	Australia
CSB Pty. Ltd.	Australia
Cuppa Cup Vineyards Pty. Limited	Australia
Dennys Strachan Mercantile Pty. Ltd.	Australia
Derel ESC Pty. Ltd.[2]	Australia
Devil's Lair Pty. Ltd.	Australia

	Country of incorporation
Dismin Investments Pty. Ltd.[2]	Australia
Dreamgame Limited	United Kingdom
East West Oriental Brewing Company Limited	United Kingdom
EFBI Limited	United Kingdom
EFG Australia Pty. Ltd.	Australia
EFG Finance Leasing Pty. Ltd.	Australia
EFG Holdings (USA) Inc.	United States
EFG Investments Pty. Ltd.	Australia
EFG Securities Pty. Ltd.	Australia
EFG Treasury Pty. Limited	Australia
ELFIC Pty. Ltd.	Australia
Elstone Developments Pty. Ltd.	Australia
EMEA Investments Limited[1]	United Kingdom
Etude Wines, Inc.	United States
Ewines Pty. Limited	Australia
FBG Brewery Holdings UK Limited	United Kingdom
FBG Finance Limited	Australia
FBG Holdings (UK) Limited	United Kingdom
FBG Incentive Pty. Ltd.	Australia
FBG International Limited	United Kingdom
FBG Treasury (Aust.) Limited	Australia
FBG Treasury (Europe) BV	Netherlands
FBG Treasury (NZ) Limited	New Zealand
FBG Treasury (UK) PLC	United Kingdom
FBG Treasury (USA) Inc.	United States
FBI Holdings Pty. Ltd.	Australia
FBL Holdings Limited[1]	United Kingdom
FGL Employee Share Plan Pty. Ltd.	Australia
FGL Finance (Aust.) Limited	Australia
FGL Insurance Company Pty. Ltd.	Singapore
Filehaze Pty. Limited	Australia
Finnews Pty. Limited	Australia
Foster's Americas Inc.	United States
Foster's Asia Pty. Ltd. (formerly FGL Finance (USD) Pty. Ltd.)	Australia
Foster's Asia (SEA) Pty. Ltd.[1]	Singapore
Foster's Australia Limited[2]	Australia
Foster's Barossa Vineyards Pty. Ltd. (formerly Krondorf Wines Pty. Ltd.)	Australia
Foster's Beverage Trading (Shanghai) Co. Ltd.	China
Foster's Share Plans Pty. Ltd.	Australia
Foster's Beverage Services Pty. Ltd.	Australia
Foster's Brands Limited[1]	United Kingdom
Foster's Brewing Group (USA) Limited	United States
Foster's Brewing Group Pty. Ltd.	Australia
Foster's EMEA Limited	United Kingdom
Foster's Finance Corp.	United States
Foster's Group Asia Holdings Pty. Ltd.	Australia
Foster's Group Limited[2]	Australia
Foster's New Zealand Limited	New Zealand
Foster's New Zealand (Matua) Limited	New Zealand
Foster's People Pty. Ltd.[2]	Australia
Foster's Sports Foundation	Australia
Foster's Wine Estates America Company	United States

	Country of incorporation
Foster's Wine Estates Canada, Inc.	Canada
Foster's Wine Estates Holdings Inc.	United States
Foster's Wine Estates Limited	United Kingdom
Foster's Wine Estates Limited [2]	Australia
Foster's Wine Estates Sales Co.	United States
Galemaze Pty. Limited	Australia
Glenloth Wines Pty. Limited	Australia
Global Vineyards BV	Netherlands
Great Western Sparkling Wines Pty. Ltd.	Australia
Hotel (FP) Pty. Ltd.	Australia
Ieiro Pty. Ltd.	Australia
Il Cavalieri del Castello di Gabbiano S.r.l.	Italy
I-NOVA Consulting Pty. Ltd.	Australia
Interbev Pty. Limited [2]	Australia
Invin Wines Pty. Ltd. (formerly Cardmember Wines Pty. Ltd.)	Australia
Invin Packaging Pty. Ltd. (formerly Vinpac Packaging Pty. Ltd.) [2]	Australia
James Herrick Wines Limited	United Kingdom
Kaiser Stuhl Wines Pty. Limited	Australia
Kangaroo Ridge Wines Europe Limited	United Kingdom
Killawarra Vintage Wines Pty. Ltd.	Australia
Leo Buring Pty. Ltd.	Australia
Liana Cottage Pty. Ltd.[2]	Australia
Lindeman (Holdings) Limited [2]	Australia
Lindemans Catering Pty. Ltd. (formerly Foster's Brewing International Pty. Ltd.)	Australia
Lindemans Wines Pty. Limited	Australia
LTIP Incentive Pty. Ltd.	Australia
Maglieri Wines Pty. Ltd.	Australia
Majorca Pty. Ltd.[2]	Australia
Matua Finance Limited	New Zealand
Matua Valley Wines Limited	New Zealand
MBBC Limited [2]	Australia
Melbourne Brewery Company Pty. Ltd.	Australia
Mildara Blass Wines Inc.	United States
Mildara Holdings Pty. Limited [2]	Australia
Moorabbin Junction Pty. Limited	Australia
N.T. Brewery Pty. Ltd.[2]	Australia
New Crest Investments Pty. Ltd.[2]	Australia
Nexus Global Pty. Ltd.	Australia
Neyog (UK) Limited	United Kingdom
North America Packaging (Pacific Rim) Corporation	United States
North Lakes Marketing Consultancy Trust	Australia
North Lakes Marketing Pty. Ltd.	Australia
North Lakes Sales Agency Trust	Australia
North Lakes Sales Pty. Ltd.	Australia
North Napa Land Co.	United States
Nova Glen Pty. Ltd.	Australia
Oakland Glen Pty. Ltd.	Australia
Penfolds Wines Pty. Ltd.	Australia
Pitt, Son & Badgery Pty. Ltd.	Australia
Power Brewing Company Pty. Ltd.	Australia
Premium Land, Inc.	United States

	Country of incorporation
Queensland Breweries Pty. Ltd.[2]	Australia
RAL European Holdings Limited	Netherlands
Raust International Investments BV	Netherlands
Robertsons Well Pty. Ltd.	Australia
Robertsons Well Unit Trust	Australia
Rosemount Estate Wines Limited	United Kingdom
Rosemount Estates Pty. Ltd.	Australia
Rosemount Ventures Australia Pty. Ltd.	Australia
Rosemount Vineyards Pty. Limited	Australia
Rothbury Sales Pty. Limited	Australia
Rothbury Wines Pty. Ltd.[2]	Australia
Rouge-Homme Wines Pty. Ltd.	Australia
Roxburgh Vineyards Pty. Ltd.	Australia
RSG Land Group Pty. Ltd.	Australia
RSG North Lakes Marketing Pty. Ltd.	Australia
RSG North Lakes Sales Pty. Ltd.	Australia
Rumar International Pty. Ltd.[2]	Australia
SCA 605 Pty. Ltd.	Australia
SCP 197 Pty. Ltd.	Australia
SCW 905 Limited[2]	Australia
Seaview Winery Pty. Ltd.	Australia
Seaview Wynn Pty. Limited	Australia
Secret Stone Limited	Australia
Selion Pty. Ltd.	Australia
Sharden Lodge Pty. Ltd.	Australia
Shingle Peak Wines Limited	New Zealand
Silvester Brothers (AMH) Pty. Limited	Australia
Silvester Brothers (AMHUK) Limited	United Kingdom
Societe D Investissue Du Beaujolais Macon	France
Somar Pty. Ltd.[2]	Australia
Southcorp Australia Pty. Ltd.[2]	Australia
Southcorp Brands Pty. Ltd.[2]	Australia
Southcorp Employee Share Plan Pty. Ltd.	Australia
Southcorp Executive Share & Option Plan Pty. Ltd.	Australia
Southcorp Finance Europe Limited	United Kingdom
Southcorp Finance USA, Inc.	United States
Southcorp International Investments Pty. Ltd.[2]	Australia
Southcorp Investments Pty. Ltd.[2]	Australia
Southcorp Limited[2]	Australia
Southcorp NZ Pty. Ltd.[2]	Australia
Southcorp Whitegoods Pty. Ltd.	Australia
Southcorp Wines Asia Pty. Limited	Australia
Southcorp Wines Estates, LLC	United States
Southcorp Wines Europe Limited	United Kingdom
Southcorp Wines NZ Limited	New Zealand
Southcorp Wines Pty. Limited[2]	Australia
Southcorp XUK Limited	United Kingdom
SRP 500 Pty. Ltd.	Australia
SRP 687 Pty. Ltd.	Australia
Stamford Hotel Pty. Ltd.	Australia
T'Gallant Winemakers Pty. Ltd.	Australia
The Australian Wine Centre Limited	United Kingdom
The Ballarat Brewing Company Pty. Ltd.	Australia

Note 34 – Controlled Entities continued

	Country of incorporation
The Castlemaine Brewery Company Melbourne Pty. Ltd.	Australia
The Continental Spirits Company Pty. Ltd.[2]	Australia
The Continental Wines and Spirits Company (NZ) Limited	New Zealand
The Foster Brewing Co. Pty. Ltd.	Australia
The New Zealand Wine Club Limited	United Kingdom
The Rothbury Estate Pty. Ltd.[2]	Australia
The Shamrock Brewing Company Proprietary Limited	Australia
The Wine Exchange Limited	United Kingdom
Tibsco Limited	United Kingdom
Tibsco Pensions Limited	United Kingdom
Tolley Scott & Tolley Limited[2]	Australia
Trinity Park Inc.	United States
Victoria Brewery Pty. Ltd.[2]	Australia
Vintners Imports Pty. Limited	Australia
Voskane Pty. Ltd.[2]	Australia
Waikoukou Vineyards Limited	New Zealand
Whitecross Investments Pty. Ltd.	Australia
Windermere Securities Limited	Turks and Caicos Islands
Wine Planet Holdings Pty. Ltd.	Australia
Wine Vault Limited	New Zealand
Winemaker's Choice Limited	United Kingdom
Wolf Blass Wines Pty. Ltd.[2]	Australia
Wood Hall (Aust.) Pty. Limited	Australia
Woodley Wines Pty. Ltd.	Australia
Wynn Winegrowers Pty. Ltd.	Australia
Wynns Coonawarra Estate Pty. Ltd.	Australia

The Foster's Group has a controlling interest in the ordinary share capital of the following entities that are not 100 per cent owned:

	Country of incorporation	Group ownership percentage	
		2008	2007
		%	%
Foster's Group Pacific Limited	Fiji	60.6	60.6
Graymoor Estate Joint Venture	Australia	48.8	48.8
Graymoor Estate Pty. Ltd.	Australia	48.8	48.8
Graymoor Estate Unit Trust	Australia	48.8	48.8
Greg Norman Estates Joint Venture	Australia	70.0	70.0
Kangaroo Ridge Wine Company Pty. Ltd.	Australia	51.0	51.0
North Para Environment Control Pty. Ltd.	Australia	69.9	67.3
Samoa Breweries Limited	Samoa	56.9	56.9
South Pacific Distilleries Limited	Fiji	60.6	60.6

Entities in which the Group's ownership interest is 50 per cent or less are consolidated where the Group has the capacity to control the entities or has the capacity to enjoy the majority of the benefits and to be exposed to the majority of the risks of the entity.

Entities no longer controlled

3S SAS
Foster's (Cambodia) Ltd.[3]
Penval Wines S.A.S.
SCA 246D Pty. Ltd.[3]
SC de la Boulandiere
SCA des Garrigues de Truilhas
SCA du Domaine de la Motte
SCP 518 Limited[2,3]
SCW 040 Pty. Ltd.[3]
SCW 423 Limited[2,3]
SCW 357 Pty. Ltd.[3]
Societe D Embouteillage Beaujolais Macon Bourgogne
Southcorp Finance Limited[3]
Southcorp Investments France SA
Southcorp Wines E-Commerce Holdings Pty. Ltd.[3]
South Pacific Distilleries Limited[3]
SRP500 Pty. Ltd.[3]
Tract 4/5 LLC
Trusco Pty. Ltd.[3]
Tumbarumba Sparkling Wines Pty. Ltd.[3]
Vignobles James Herrick Sarl

1. *Entities acquired or incorporated during the current year.*
2. *Entity is a member of the Closed Group under the Deed of Cross Guarantee (refer to note 35) and relieved from the requirement to prepare audited financial statements by ASIC Class Order (98/1418).*
3. *Companies with applications for deregistration lodged and companies in liquidation.*

Note 35 – Deed of Cross Guarantee

Under the terms of ASIC class order 98/1418, certain wholly-owned controlled entities have been granted relief from the requirement to prepare audited financial reports. It is a condition of the class order that FGL and each of the relevant subsidiaries enter into a Deed of Cross Guarantee whereby each company guarantees the debts of the companies party to the Deed. The member companies of the Deed of Cross Guarantee are regarded as the "Closed Group" and identified in note 34 "Controlled Entities". Companies added and removed during the year from the Deed of Cross Guarantee are also identified in note 34.

A consolidated income statement, retained earnings reconciliation and a consolidated balance sheet, comprising FGL and controlled entities which are a party to the Deed of Cross Guarantee, after eliminating all transactions between parties to the Deed, at 30 June 2008 are set out below.

	Consolidated	
	2008	2007
	$m	$m
Income Statement		
Profit before tax	**788.0**	1,541.4
Income tax expense	**(220.1)**	(164.6)
Net profit	**567.9**	1,376.8
Retained earnings at beginning of the year	**2,312.5**	1,662.5
Adjustment resulting from change in accounting policy	**-**	(5.3)
Actuarial gain/(losses) on defined benefit plans	**(7.4)**	0.5
Aggregate of amounts transferred to/(from) reserves	**5.3**	10.5
Dividends paid during the year	**(658.2)**	(732.5)
Retained earnings at end of year	**2,220.1**	2,312.5

Note 35 – Deed of Cross Guarantee continued

	Consolidated	
	2008	2007
	$m	$m
Current assets		
Cash and cash equivalents	**3.4**	280.1
Receivables	**7,423.8**	7,640.6
Inventories	**625.6**	622.4
Non-current assets held for sale	**24.2**	57.8
Total current assets	**8,077.0**	8,600.9
Non-current assets		
Receivables	**16.0**	39.1
Inventories	**301.9**	306.0
Other financial assets	**4,975.3**	4,053.1
Property, plant and equipment	**1,403.7**	1,457.3
Agricultural assets	**129.2**	128.1
Intangible assets	**2,330.5**	2,857.8
Deferred tax assets	**84.2**	90.0
Total non-current assets	**9,240.8**	8,931.4
Total assets	**17,317.8**	17,532.3
Current liabilities		
Payables	**500.9**	1,427.7
Borrowings	**10,780.1**	9,647.9
Current tax liabilities	**103.7**	256.8
Provisions	**106.3**	130.7
Liabilities associated with non-current assets held for sale	**7.5**	7.5
Total current liabilities	**11,498.5**	11,470.6
Non-current liabilities		
Payables	**13.4**	24.7
Deferred tax liabilities	**68.9**	68.2
Provisions	**3.7**	23.0
Total non-current liabilities	**86.0**	115.9
Total liabilities	**11,584.5**	11,586.5
Net assets	**5,733.3**	5,945.8
Equity Shareholders' interest		
Contributed equity	**3,493.3**	3,612.9
Reserves	**19.9**	20.4
Retained profits	**2,220.1**	2,312.5
Total equity	**5,733.3**	5,945.8

The Directors declare that the financial statements and notes set out on pages 42 to 108:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2008 and of their performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001;

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) there are reasonable grounds to believe that the Company and the members of the Closed Group identified in note 34 will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee described in note 35.

The Directors have been given the declarations by the Acting Chief Executive Officer and Chief Financial Officer as required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

Dated at Melbourne 26 August 2008.

On behalf of the Board.

David A. Crawford
Chairperson

Ian D. Johnston
Acting Chief Executive Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
Website:www.pwc.com/au

Independent auditor's report to the members of Foster's Group Limited

Report on the financial report

We have audited the accompanying financial report of Foster's Group Limited (the company), which comprises the balance sheet as at 30 June 2008, and the income statement, statement of recognised income and expense and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for both Foster's Group Limited and the Foster's Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independent auditor's report to the members of Foster's Group Limited (continued)

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion

In our opinion:

(a) the financial report of Foster's Group Limited is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2008 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001;* and

(b) the consolidated financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 15 to 31 of the directors' report for the year ended 30 June 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion

In our opinion, the Remuneration Report of Foster's Group Limited for the year ended 30 June 2008 complies with section 300A of the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Andrew Mill
Partner

Melbourne
26 August 2008

Details of Shareholders, Shareholdings and Top 20 Shareholders

Details of shareholders and shareholdings

Holding of securities

Listed securities 26 August 2008	No. of holders	No. of shares	% Held by top 20
Fully paid ordinary shares	132,648	1,921,477,979	74.29

Unlisted securities 26 August 2008	Issue number	No. of holders	No. of shares
Ordinary shares issued under the 1987 Foster's Employee Share Plan and paid to 1.67 cents each			
Issue price of $5.83 per share	50	1	300
Issue price of $7.38 per share	51	1	4,800
Issue price of $7.97 per share	53	1	27,270
Issue price of $9.40 per share	55	1	600,000
Issue price of $8.30 per share	56	3	62,490
Issue price of $7.70 per share	57	3	32,700
Issue price of $7.63 per share	58	1	25,290
Issue price of $7.33 per share	59	2	31,800
Issue price of $5.00 per share	61	1	450
Issue price of $4.42 per share	64	1	810
Issue price of $4.32 per share	65	1	600
Total			786,510

FBG Incentive Pty Ltd holds 123,030 of the above shares as trustee for 235 participants in the 1987 Foster's Employee Share Plan.

Distribution of holdings – 26 August 2008

Size of holding	Number
1 – 1,000	46,037
1,001 – 5,000	65,818
5,001 – 10,000	12,942
10,001 – 100,000	7,576
100,001 and over	275
Total	132,648

Of these, 1,425 shareholders held less than a marketable parcel of $500 worth of shares (92 shares). In accordance with ASX Business Rules, the last sale price of the Company's shares on the ASX on 26 August 2008 was used to determine the number of shares in a marketable parcel.

Twenty largest shareholders – 26 August 2008

Shareholder	No. of fully paid ordinary shares	% of fully paid ordinary shares
HSBC Custody Nominees (Australia) Limited	333,412,511	17.35
J P Morgan Nominees Australia Limited	332,590,519	17.31
National Nominees Limited	310,284,612	16.15
Citicorp Nominees Pty Limited	152,629,996	7.94
RBC Global Services Australia Nominees Pty Limited	79,812,587	4.15
ANZ Nominees Limited	72,032,113	3.75
Cogent Nominees Pty Limited	38,895,791	2.02
Pan Australian Nominees Pty Limited	18,986,552	0.99
Queensland Investment Corporation	16,347,946	0.85
AMP Life Limited	13,755,933	0.72
Tasman Asset Management Ltd	9,377,993	0.49
CSS Board and PSS Board	9,341,087	0.49
Argo Investments Limited	7,449,721	0.39
Australian Foundation Investment Company Limited	6,526,502	0.34
Bainpro Nominees Pty Limited	5,844,349	0.30
UBS Wealth Management Australia Nominees Pty Ltd	4,990,919	0.26
RBC Dexia Investor Services Australia Nominees Pty Ltd	4,471,332	0.23
UBS Nominees Pty Ltd	4,276,223	0.22
Merrill Lynch (Australia) Nominees Pty Ltd	3,553,837	0.18
M F Custodians Ltd	3,089,112	0.16
Total	1,427,669,635	74.29

Substantial shareholders – 26 August 2008

The following shareholders have declared a relevant interest in the number of voting shares at the date of giving the notice under Part 6C.1 of the Corporations Act.

Commonwealth Bank of Australia	150,388,128
Mondrian Investment Partners Limited	146,762,604

Shareholder Information

Annual General Meeting

The Annual General Meeting of Foster's Group Limited will be held on Wednesday, 29 October 2008, at 10.30 a.m. at the Palladium at Crown, Level 1, 8 Whiteman Street, Southbank, Victoria. Full details are contained in the Notice of Meeting sent to all shareholders.

Voting Rights

Shareholders are encouraged to attend the Annual General Meeting, however, when this is not possible, they are encouraged to use the Proxy Form by which they can express their views.

Shareholders may also lodge a proxy online via www.fostersgroup.com and clicking on 'AGM Proxy' or via www.investorvote.com.au using the details printed on their personalised Proxy Form.

Every shareholder, proxy or shareholder's representative has one vote on a show of hands, except where a shareholder appoints two proxies, in which case neither proxy is entitled to vote on a show of hands. In the case of a poll, each share held by every shareholder, proxy or representative is entitled to:

a) one vote for each fully paid share; and

b) voting rights in proportion to the paid up amount of the issue price for partly paid shares.

Securities Exchange Listing

Foster's shares are listed on the Australian Securities Exchange under the code 'FGL'.

American Depositary Receipts, sponsored by The Bank of New York, can be purchased through brokers in the US.

Share Register and Other Enquiries

If you have any questions in relation to your shareholding, share transfers or dividends, please contact our share registry:

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067
Australia

Telephone: 1300 134 708
International: +61 3 9415 4022
Facsimile: +61 3 9473 2469
(+61 3 9473 2555 (outside Australia) or 1800 783 477 (within Australia) only for faxing Proxy Forms)
Email: web.queries@computershare.com.au
Website: www.computershare.com.au

Please include your shareholder reference number (SRN) or holder identification number (HIN) in all correspondence to the share registry.

For enquiries relating to the operations of the Company, please contact the Foster's Investor Relations Department on:

Telephone: +61 3 9633 2773
Facsimile: +61 3 9633 2555
Email: investor.relations@fostersgroup.com
Website: www.fostersgroup.com
GPO Box 753
Melbourne Victoria 3001

Electronic Communications

Foster's has an Online Share Registry facility where shareholders can:

- Check their current and previous holding balances;
- Update their address details;
- Update their bank details;
- Review their dividend history;
- Confirm whether they have lodged a TFN/ABN exemption;
- Change their Annual Report election;
- Download commonly used forms, and
- Elect to receive email notification when dividend statements and issuer sponsored holding statements are available to view online.

To access Foster's Online Share Registry, log on to www.fostersgroup.com, go to the Shareholder Services section and click on 'Foster's Online Share Registry'. For security and privacy reasons, shareholders will be required to verify their identity before they can view their records.

Dividends

A final dividend of 14.25 cents per share will be paid on 7 October 2008 to shareholders registered on 8 September 2008. For Australian tax purposes, the dividend will be 100 per cent franked at the 30 per cent company tax rate.

Shareholders can elect to have dividends paid directly into a bank account anywhere in Australia, New Zealand, the United States and the United Kingdom. Shareholders can also elect to participate in the Dividend Reinvestment Plan (DRP). The Terms and Conditions of the DRP can be found on the Foster's website (www.fostersgroup.com). Direct Credit and Dividend Reinvestment Plan forms are available on request from the share registry or via Foster's Online Share Registry.

Tax File Numbers, Australian Business Numbers or Exemptions

Australian taxpayers who do not provide details of their tax file number will have dividends subjected to the top marginal personal tax rate plus Medicare levy. It may be in the interests of shareholders to ensure that tax file numbers have been supplied to the share registry. Shareholders may request a form from the share registry or submit their details via the Foster's Online Share Registry.

Change of Address

It is important for shareholders to notify the share registry of any change of address. As a security measure, the old address should also be quoted as well as your shareholder reference number (SRN). Shareholders may access Foster's Online Share Registry to submit their details or download a personalised change of address form.

Key Dates

8 September 2008
Record date (books closing) for 2007/2008 final dividend

7 October 2008
Final dividend for 2007/2008 payable

29 October 2008
Annual General Meeting

*17 February 2009**
Announcement of profit result for half year ending 31 December 2008

*2 March 2009**
Record date (books closing) for 2008/2009 interim dividend

*2 April 2009**
Interim dividend for 2008/2009 payable

30 June 2009
End of financial year

*25 August 2009**
Announcement of profit result for the year ending 30 June 2009

**Likely dates. Subject to confirmation.*

Foster's Group Limited:
A.B.N. 49 007 620 886
Company Secretary:
Martin M Hudson
Assistant Company Secretary:
Robert K Dudfield

Registered Office:
77 Southbank Boulevard
Southbank Victoria 3006
Australia
Telephone: +61 3 9633 2000
Facsimile: +61 3 9633 2002

Recycled
Supporting responsible use of forest resources
FSC
www.fsc.org Cert no. SCS-COC-00787

100%

ISO 14001

www.fostersgroup.com

FOSTER'S
GROUP


Foster's Business Review 2008
We are a global drinks business with strong fundamentals. From our vineyards, wineries, maltings, breweries and distilleries to our people, brands and businesses, we have the ingredients of a great business. We are getting the basics right, building the right business model to drive shareholder returns.
KEY INGREDIENTS
Foster's Group Limited
People 7000
Products 238
Facilities 48
Vineyards (ha) 15,021
Please Recycle
4.6% ALC/VOL
STANDARD DRINKS
1.3
Enjoy Responsibly
BUSINESS REVIEW 2008

FOSTER'S
GROUP

Our footprint



Wine Regions, Wineries and Breweries

Grape Sourcing Regions ☐

America

Sonoma County ☐ 1
- Chateau St Jean
- Winemaker's Cooperage
- Asti/Souverain Winery

Napa Valley ☐ 2
- Beringer Vineyards
- Stags' Leap Winery
- Etude Winery
- St. Clement Vineyards
- US corporate head office
- Napa Bottling Centre

Central Coast ☐ 3
- Meridian Vineyards
- TAZ Vineyards

Chile

Central Valley ☐

South Africa

Western Cape ☐

France

Languedoc – Roussillon ☐

Italy

Tuscany – Castello di Gabbiano ☐ 4

United Kingdom

Twickenham
- UK corporate head office 5


6
7
13
15
12
10
11
14
8
9

Australia	
NSW	
Hunter Valley	10
Lindemans	
Rosemount Estate	
Mudgee	
Cowra	
VIC	
Melbourne	
Global Headquarters	11
Abbotsford Brewery	11
Yarra Valley	11
St Hubert's	
Coldstream Hills	
Mornington Peninsula	11
T'Gallant	
Murray Darling	11
Lindemans Karadoc	
Rutherglen	11
Baileys of Glenrowan	
Grampians	11
Seppelt Great Western	
Drumborg	
Heathcote	
SA	
McLaren Vale	12
Rosemount Estate	
Barossa Valley	12
Saltram Estate	
Wolf Blass	
Penfolds	
Eden Valley	
Coonawarra	12
Wynns Coonawarra Estate	
Clare Valley	12
Annie's Lane	
Adelaide Hills	12
Penfolds Magill Estate	
Langhorne Creek	
QLD	
Yatala Brewery	13
TAS	
Cascade Brewery	14
WA	
Margaret River	15
Devil's Lair	

New Zealand	
Marlborough	8
Shingle Peak	
Matua Valley, Marlborough	
Auckland	9
Matua Valley Winery	
Gisborne	
Hawkes Bay	
Wairarapa	

Fiji	
South Pacific Distillery, Lautoka	6
Fiji Brewery	6

Samoa	
Samoa Brewery, Apia	7

*Unless otherwise stated, 2008 and prior years refer to the period end 30 June and all dollars are Australian dollars.

From the Chairman

We are committed to getting the basics right.

We have the ingredients – leading brands, quality assets, a str
balance sheet and talented people – to build success and deve
and communicate a clear growth path ahead.



David Crawford
Chairman

The right ingredients

With a portfolio of more than 200 premium brands, operations on five continents and a history stretching back over 160 years, we've built something unique at Foster's.

We are Australia's premier drinks business – with a leading portfolio of beer, wine, cider and spirits brands. In just over a decade, we have become a major player in global premium wine.

A talented workforce of 7000 people maintain the strictest quality standards across our vineyards, wineries, bottling centres, breweries and distilleries in six countries.

Our balance sheet is in excellent shape, with conservative levels of debt and a stable credit outlook, and we are generating robust cash flows.

Delivering results

In the twelve months to 30 June, we delivered net profit of $111.7 million, and earnings per share of 5.8 cents, post significant items and SGARA. Cash flow after dividends was up 52 per cent. Dividends in 2008 were 26.25 cents per share, taking the total capital returned to shareholders since the purchase of Southcorp in May 2005 to $1.5 billion.

Global beer, cider and spirits earnings rose 7.7 per cent and account for 70 per cent of total Group earnings. While beer sector competition is increasing, Foster's continues to generate robust returns.

Our Australia, Asia and Pacific business is performing well, with strong beer earnings driving a 9.0 per cent increase in net profit for the region before significant items and SGARA. We achieved solid performance for our international portfolio in Europe, the Middle East and Africa.

A marked deterioration in the US economy, combined with the continued strength of the Australian dollar, resulted in ongoing price pressure on Australian wine exports and reduced earnings, notably in the Americas.

Improving returns

Our challenge is clear. We must continue to optimise our returns on beer and exploit the growth potential of our wine portfolio to drive improved shareholder returns.

We've acknowledged the issues in the wine sector and have taken write-downs and provisions of $730.4 million before tax in 2008. We have also commenced a broad strategic review of our wine business. These actions are a measured and proportionate response to trading conditions and our performance in wine.

People and environment

We are committed to our goal of 'zero harm' to our people and the environment. A fatal incident in Fiji that took the lives of two workers this year has reinforced to us that we must do more to protect our people. Our efforts are guided by an expanded, group-wide focus on Occupational Health and Safety. We remain committed to energy efficiency and water, carbon and waste reduction and continue to provide strong support for community and responsible drinking initiatives.

Transforming our business

Innovation remains at the core of our business with launches in 2008 including an expanded Beringer California Collection range, Rosemount 'O' and Cascade Green, our first 'greener choice' 100 per cent carbon offset beer. We continue to introduce existing products and brands into new markets with great success. We have also completed the most significant logistics transformation ever undertaken in our Australian business, closing a net total of 24 warehouses and introducing standard warehouse and ordering systems and 'single delivery' capacity to metro regions across the country.

During the period, the Board accepted the resignation of Chief Executive Officer, Trevor O'Hoy. On behalf of the Board, I want to sincerely thank Trevor for his hard work and dedication throughout his 33 year career with Foster's.

Since September 2007, we have welcomed three new Board members with strong executive experience in Paul Clinton, Michael Ullmer and Ian Johnston, who has also assumed the role of Acting Chief Executive Officer while an international search for a permanent CEO is underway.

We expect that the new CEO, once appointed, will play a pivotal role in our future strategy and leading the delivery of our wine review outcomes.

I look forward to sharing our success with you as we continue to build one of the world's great drinks businesses.

Financial highlights

Reported results	Results before significant items and SGARA
Profit from continuing operations before tax and finance costs **$410.4 MILLION**	Profit from continuing operations before tax and finance costs **$1,138.9 MILLION**
Net profit after tax **$111.7 MILLION**	Net profit after tax **$713.2 MILLION**
Earnings per share **5.8 CENTS**	Earnings per share **36.8 CENTS**
Operating cash flow pre interest and tax **$1,215.9 MILLION**	Operating cash flow pre interest and tax **$1,217.4 MILLION**

Net profit after tax[1] ($m)



800
700
600
500
400
300
200
100
0
2004
2005
2006
2007
2008

Earnings per share[1] (cents)



40
30
20
10
0
2004
2005
2006
2007
2008

Results Summary
Foster's Group Limited financial results for the year ended 30 June 2008

	FY08	FY07	
	$m	$m	% change
Group Statutory reporting basis			
Net sales revenue (NSR)	4,372.7	4,555.2	(4.0)
Profit from continuing operations before tax and finance costs	410.4	1,213.5	(66.2)
Net profit after tax	111.7	966.2	(88.4)
Operating cash flow pre interest and tax	1,215.9	1,186.1	2.5
Earnings per share	5.8c	48.0c	(87.9)
Dividends per share	26.25	23.75	10.5
Before significant items[1]			
Profit from continuing operations before tax and finance costs	1,138.9	1,154.9	(1.4)
Net profit after tax	713.2	716.1	(0.4)
Operating cash flow pre interest and tax	1,217.4	1,213.2	0.3
Earnings per share	36.8c	35.6c	3.4

1 Prior to significant items and SGARA. Significant items include continuing material items, discontinued material items and gains or losses on sale of discontinued operations. SGARA refers to Australian Accounting Standard AASB 141 (agriculture).

Results for the 2005 - 2008 financial years have been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS). The results for the 2004 financial year were prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP).

Net sales revenue ($m)


5000
4000
3000
2000
1000
0
2004
2005
2006
2007
2008

Dividends per share (cents)


30
25
20
15
10
5
0
2004
2005
2006
2007
2008

To set the foundations for future success, numerous 'behind the scenes' improvements have been taking place across the business.



Business highlights

Nº1

Australian cross-category alcohol portfolio

Australian beer brand – VB

Australian premium beer – Crown

International Red Winemaker of the Year (IWC)

52%

FOSTER'S SHARE OF AUSTRALIA'S BEER CATEGORY

7 OUT OF 10

AUSTRALIA'S LARGEST SELLING BEER BRANDS

Key Data

Employees	**7,000**
Australia, Asia & Pacific	5,330
Americas	1,480
Europe, Middle East & Africa	190
Products	**238**
Beer	81
Wine	85
Spirits	27
Cider	8
Pre-mixes	16
Non-Alcohol	21
Wineries	**23**
Australia, Asia & Pacific	14
Europe, Middle East & Africa	1
Americas	8
Breweries	**6**
Australia, Asia & Pacific	6
Other facilities	**19**
Packaging/Bottling Centres	4
Warehouses	10
Distilleries	3
Cideries	2
Vineyard Holdings (ha)	**15,021**
Australia, Asia & Pacific	11,532
Europe, Middle East & Africa	115
Americas	3,374

38.7 MILLION

GLOBAL WINE SALES
9 LITRE EQUIVALENT CASE

117.5 MILLION

GLOBAL BEER, CIDER, SPIRITS SALES
9 LITRE EQUIVALENT CASE



Business highlights

Australian Logistics Transformation

In one of the largest supply initiatives ever undertaken by Foster's, we now operate a single warehouse in each capital city in Australia. These cross-category warehouses provide a complete offering of beer, wine, cider and spirits to the majority of our customers, with single delivery capability.

THE OUTCOMES:

>98%
OF DELIVERIES ON TIME TO CUSTOMERS

91%
OF METRO CUSTOMERS HAVE RECEIVED BEER AND WINE IN A SINGLE DELIVERY

Managing Vintage

The quality of the Californian 2007 and Australian 2008 vintages was amongst the best on record – especially in the quality of premium and icon fruit in Australia, enabling a larger production of luxury wines.

QUALITY VINTAGES

CALIFORNIAN 2007

AUSTRALIAN 2008

US wine portfolio:

211 WINES RANKED **90+** POINTS BY U.S. WINE WRITERS

248 MEDALS → 47 GOLD

Energy Audits at our major U.S. sites forecast savings of:

900,000
KWht ENERGY/YEAR

430 TONS
OF CARBON EMISSIONS

$111,425
IN ENERGY COSTS

Green teams

100% CARBON OFFSET BEER

Cascade Green – a 100% carbon offset beer launched in Australia in March 2008 – was a finalist at the national Banksia Awards for environmental excellence and won the Tasmanian Premier's Award for Climate Action.

SOLAR PANELS GENERATING
5.46 MILLION
KWH OF ELECTRICITY PER YEAR

People and leadership:

670 MANAGERS

56% of our people managers commenced the new 'Manager Essentials' program, which aims to make our people managers more effective through a better understanding of Foster's policies and processes. All 1,200 plan to complete the program by the end of financial year 2009.

1,252 EMPLOYEES

1,252 employees in Australia attended wine or beer product training sessions in the year, encouraging even more employees to be brand ambassadors of our portfolio.

Managing sustainably

We have always acknowledged the clear and direct link between business success and sustainability performance. Year-on-year we strive to improve environmental and social solutions and opportunities across our business.

19% IMPROVEMENT IN PRODUCTION WATER USE EFFICIENCY SINCE 2005

Beer and other beverages (excluding wine) per unit of production.

31% IMPROVEMENT IN PRODUCTION WATER USE EFFICIENCY SINCE 2005

Wine (Australia & New Zealand) per unit of production.

6% IMPROVEMENT IN PRODUCTION ENERGY EFFICIENCY SINCE 2005

Beer and other beverages (excluding wine) per unit of production.

Australian wine show winners

22 TROPHIES | **145** GOLD | **226** SILVER | **489** BRONZE

In 2008 Foster's wines were awarded 22 trophies, 145 gold, 226 silver and 489 bronze medals on Australia's important National Wine Show circuit.

135 WINES | **24** BRANDS

135 Australian wines across 24 brands were awarded medals in every national show in which they were entered.

68% OF WINES AWARDED

68% of the wines entered by Foster's over the year received awards, highlighting the superior quality for which our wines are known.

10 TOP BRANDS FOR 2008

Our 10 top performing brands in Australian Wine Shows for 2008 were Wolf Blass, Penfolds, Seppelt, Annie's Lane, Saltram, Mildara, Coldstream Hills, Wynns, Lindemans and Rosemount.

$2,136,561 INVESTED IN PROMOTING RESPONSIBLE CONSUMPTION IN 2008

It is our brands – the continual innovation of them, and the passionate people behind them – that make us who we are.


1.06g
1.06g
0.71g
0.71g
<5mg
Enjoy
Responsibly

Brand features & highlights

Global Trends



LINDEMANS Early Harvest

Careful winemaking and the harvesting of grapes early in the season have delivered this light, crisp and refreshing style of wine that wine enthusiasts across the globe have been looking for to suit their increasingly health conscious lifestyles. LINDEMANS Early Harvest is 30% lighter in alcohol and contains 30% fewer calories*.

*At least 30% lighter in alcohol and 30% fewer in calories compared to 750ml LINDEMANS 2006 Reserve Chardonnay.

Redefining a Market



Rosemount O

After extensive research into drinking trends worldwide, Rosemount 'O' – a new, refreshing and lightly sparkling white wine to be served over ice – was unveiled. Naturally lower in alcohol, Rosemount 'O' satisfies a growing consumer preference for lighter wine styles and marks the next phase of the Rosemount reinvigoration.



White wine firsts for Rosemount Estate

In November 2007, Rosemount Estate announced the release of two new wines to the portfolio – the Diamond Label Pinot Grigio 2007 and the Show Reserve Marlborough New Zealand Sauvignon Blanc 2007. The wines are two firsts for Rosemount; the first Pinot Grigio for the brand and the first Rosemount with fruit sourced from outside Australia.

Beer with a twist


CARLTON
DRY

Carlton Dry Fusion

Brewed with natural lime and salt, Carlton Dry Fusion has no added preservatives and is 25% lower in carbohydrates than standard full-strength beers. An extension of Carlton Dry, it was the first flavoured beer to be launched by a leading Australian brand. Carlton Dry Fusion made it from concept to market in just 60 days – an example of our speed to market for new innovations.

Premium Cider


ARTIS

Artisan Cider

Handcrafted in Tasmania from 100% Tasmanian apples. Mercury Artisan was launched to capitalise on the rising interest in cider, currently the fastest growing alcohol segment in Australia. Demand for premium cider has been driven by the revival of cider in the UK and Europe and proven success overseas of craft offerings.

Brewer's Pride



Crown Ambassador Reserve

The release of Crown Ambassador Reserve, a limited edition vintage lager and an extension of the highly popular Crown Lager brand, has pioneered a new Australian luxury beer category. Master Brewer, John Cozens, personally picked the Galaxy hops and oversaw every stage of the brewing process. With only 5000 bottles produced in 2008, the number one bottle of Crown Ambassador Reserve was sent to the UK for Her Majesty Queen Elizabeth II.

First Harvest


CASCADE
CASCADE
First Harvest

2008 Cascade First Harvest honours Cascade's mountain water

Australia's oldest brewery, Cascade, is paying tribute to its original water sources: Guy Fawkes, Mill Line and Strickland Falls, with the 2008 release of its highly sought-after, premium hand-crafted ale. Cascade First Harvest is brewed using the first fresh hops and barley of the new harvest, picked fresh from the bine and hand-selected by Cascade's Master Brewer, Max Burslem, each year.

Consistency & Class



WYNNS Coonawarra Estate

Wynns is one of the few Australian wineries to have a track record of making Cabernet Sauvignon for more than 50 years. The Wynns Coonawarra 'Black Label' Cabernet Sauvignon reflects all of the great things about the famous 'terra rossa' soil synonymous with South Australia's Coonawarra region. Chief Winemaker Sue Hodder selects the top Cabernet grapes to make the Wynns 'Black Label' Cabernet Sauvignon, which remains one of Australia's most collected wines.

The Heartland



PENFOLDS BINS

The PENFOLDS Bin range is the heartland of PENFOLDS, which has been making remarkable wines since 1844. Many have long and proud histories, while others celebrate innovation and exploration of new styles. The PENFOLDS team, headed by Chief Winemaker Peter Gago, released this year's distinctive collection which showcases four different vintages: 2005, 2006, 2007 and 2008.



T'Gallant Juliet Range extends

In November 2007 T'Gallant released three new wines to extend the popular Juliet range. The white Moscato Frizzante, a wine lower in alcohol that capitalises on the popularity of the original T'Gallant Moscato; the new vintage 2006 Pinot Noir and the 2007 Pinot Grigio were developed in response to emerging consumer trends for crisp dry whites, medium bodied reds and fresher styles.

Global Reach



The Gabbiano brand, from our 900 year old Castello di Gabbiano winery in the heart of Tuscany's Chianti Classico territory, has been expanded globally. A range of seven new wines have been launched into Europe, re-launched in the UK and also recently introduced to the Australian market. The range includes the new Rosé and Pinot Grigio, alongside the world renowned Chianti, Chianti Classico, Chianti Classico Riserva and Super Tuscans. Working closely with the Gabbiano winemaking and viticultural teams, Managing Director, Ivano Reali, has directed the complete renewal of all estate vineyards, managed improvements to the winemaking facilities and practices, overseen the renovation and restoration of the historic 12th century site and has added new life to the historic Gabbiano brand.

Beringer Beauty


BERINGER
BERINGER

The carefully handcrafted Beringer California Collection wines have quickly become leaders in their varietal categories. In the US they have become the number one brand across core varietals in their segments, including White Zinfandel, White Merlot, Pinot Grigio and Chenin Blanc. The California Collection Chardonnay, launched in 2008, is a stand-out and capitalises on the strength of chardonnay, the most popular varietal in the US.

Brand highlights


Fiji
PREMIUM
FIJI'S FINEST BEER


Original

Pure Blonde

Leader of the low-carb beer segment

Pure Blonde, our low carb, preservative free premium lager, continues to be a huge hit. It is Australia's fastest growing beer brand and has quickly found popularity in New Zealand. Launched just four years ago, it is now Australia's fifth largest regular beer brand and accounts for over 40% of growth in the beer market.

Fiji Premium

South Pacific's finest

Released exclusively in Fiji in December 2007, this full strength, export quality beer has grown quickly and gained broad recognition and acceptance.

Matilda Bay

A champion brewery...

Matilda Bay took out Grand Champion Brewery at the 2008 Australian International Beer Awards, beating 217 breweries from 42 countries, with a trophy for Redback Original as 'Best Wheat Beer', and for Redback Mild as 'Best Reduced Alcohol Beer'.

Corona*

A star performer

Corona leads the Foster's imported beer portfolio, which holds almost 50% of the Premium Imported Beer segment in Australia.


LOW CARBOHYDRATE
NO PRESERVATIVES
355mL
PURE
4·6%

Pure Blonde – Australia's favorite low-carb beer – "from a place much more pure than yours"


Corona
Extra

*Foster's imports and distributes Corona in Australia under license from Grupo Modelo.


CARLTON
DRAUGHT


VB


FOSTER'S
FOSTER'S

VB – Australia's "best cold beer"


FULL FLAVOURED LAGER
CASCADE
GREEN

Carlton Draught

The fifth episode in "Made from Beer"...

In February 2008, Carlton Draught launched "Sky Troop", the latest instalment in the "Made from Beer" campaign. The promotion has helped Carlton Draught to set itself apart from its competitors and develop a unique positioning in the Australian beer market. Carlton Draught remains the No.1 draught beer in Australia.

Foster's Lager

The flagship still going strong

The original, full-strength Foster's Lager, launched by the Foster brothers in 1888 is the world's third most widely distributed brand. It remains a popular choice as a truly global and iconic premium beer.

Cascade Green

A 100% carbon offset beer

Launched in March 2008, Cascade Green was our first 100% carbon offset beer. After reducing the brewery's environmental footprint, all greenhouse gas emissions associated with the beer – from the picking of the hops to putting it in the recycling bin – were offset. Cascade Green achieved Australian Government Greenhouse Friendly™ certification and was a finalist in the 2008 Banksia Environmental Awards.

Victoria Bitter

Successful Summer of Spin

The Shane Warne-led VB 'Summer of Spin' cricket campaign over the 2007–08 Australian summer was a huge success, maintaining VB's place as Australia's favourite beer.

Annie's Lane

Annie's Accolade

The Annie's Lane Copper Trail Shiraz 2005 won more trophies than any other Foster's wine on the 2007 show circuit – awarded 5 Trophies and 5 Gold medals. Released in November 2007, the Annie's Lane Pink Moscato, a low alcohol wine that has been described as a 'fruit bomb with texture', is also proving a hit with consumers.

Chateau St Jean

Exceeding category growth

Founded in 1973, Chateau St Jean produces exceptional wines solely for the premium market and is key to driving Foster's increasing share growth in the US $10–$14 category.

Cellar No. 8

North Coast growth

Cellar No. 8, a series of intense red wines from California's North Coast appellation, continues to experience outstanding growth throughout the US. The Cellar No. 8 wines honour and reflect the tradition of winemaking at Asti, an historic estate located in the heart of the Alexander Valley.

Matua Valley

Sauvignon Blanc success

Credited as the winery to plant the first Sauvignon Blanc grape in New Zealand, Matua has been capitalising on the Marlborough region's success. The region produces the world's most distinctive Sauvignon Blanc wine styles, and Matua produces internationally acclaimed wines that are highly sought after all over the world.

Yellowglen Vintage Perle

The top tier in the Yellowglen range

With over 35 years of winemaking experience and innovation, Yellowglen continues to be the number one brand in the Australian sparkling market. Since its release in 2005, Yellowglen Vintage Perle has been a consistent performer in the Australian wine show circuit. The 2004 vintage took out the Thorp Trophy at the 2008 Royal Sydney Wine Show for the 'Best Sparkling White Wine'.


Annie's Lane


CELLAR
Nº 8


NEW ZEALAND
MARLBOROUGH
SAUVIGNON BLANC
750ml


Perle
VINTAGE
YELLOWGLEN



The Black Douglas, our award winning premium scotch whisky, continues to "stand its ground"


BLACK DOUGLAS
700mL


COUGAR
COUGAR
BOURBON


SKYY
40% alc/


perrier

The Black Douglas

Stand your ground

The Black Douglas was awarded 3 silver medals for its 3, 8 and 12 year old whiskies at the World Spirits Competition held in San Francisco, USA, and a gold medal for its 3 year old and a bronze for it's 8 year old at the International Wine and Spirits competition.

Cougar

A gold and a bronze for Cougar

Cougar Bourbon 5 year old won a Gold Medal in the San Francisco Spirits Competition and a Bronze at the International Wine & Spirit Competition – two of the world's pre-eminent spirit competitions. Cougar continues to be a strong performer in Australia's popular Bourbon category.

SKYY*

SKYY BLUE – Pure Perfection

A broadening in distribution and the launch of two new SKYY BLUE flavours (Apple and Blackcurrant & Peach Ice Tea) has been a highlight for SKYY Vodka, increasing brand awareness and strengthening alignment with its global brand positioning.

Perrier*

Designer mineral water

With over 800 million bottles consumed each year, Perrier continues to enjoy its place as the world leader in sparkling mineral water. In 2008, Perrier joined forces with French fashion label, PAUL&JOE to release three limited edition fashion bottles inspired by their European Spring Summer 2008 Collection.

*Distributed under licence by Foster's in Australia

Our approach to sustainability at Foster's acknowledges the direct link between effective management of our environmental and social impacts and business success.



Sustainability highlights

Getting the basics right – in the management of our environmental footprint, the engagement of our people and our contribution to local communities – is good business. We made great progress in 2008, with our efforts recognised by our first overall gold rating in the Corporate Responsibility Index.

We acknowledge the need for immediate and global action on climate change and have put in place a work plan to guide our carbon reduction efforts and set clear energy and water reduction targets.

As a committed innovator, we have developed lower alcohol, lower calorie, preservative free and, for the first time in 2008, a 100% carbon offset beer.

10%

REDUCTION IN WATER AND ENERGY USE PER UNIT OF PRODUCTION BY 2011 ON 2007 LEVELS

CORPORATE RESPONSIBILITY INDEX

Total Community Spend


5.0
4.0
3.0
2.0
1.0
0.0
$'000,000
2006
2007
2008

LTIFR / RCIFR


35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Frequency Rate (incidents per million hours worked)
2004
2005
2006
2007
2008
Lost Time Injury Frequency Rate
Recordable Case Injury Frequency Rate

Our proud tradition of strong community contribution remains – benefiting the charities, causes and communities where we live and work. We continue our long term support for a cultural shift in community attitudes to alcohol misuse and have taken direct actions to respond to community concerns and promote responsible consumption.

At an operational level, we continue our focus on effective product stewardship, seeking ways to reduce our overall environmental footprint – from agricultural production and procurement through to packaging, recycling and waste. We also seek to play an important leadership and advocacy role, working with our employees, suppliers and business stakeholders to minimise the life cycle impacts of our products.

Reduce Reuse Recycle

However, we acknowledge that there remain areas for greater focus and improvement.

First amongst these is our goal of 'zero harm' to our people. Over the last two years we reviewed every aspect of our safety management, implemented an expanded, group-wide safety focus, established a global Occupational Health and Safety Council and adopted a five year Occupational Health and Safety strategy.

Our 2008 Sustainability Report

Our Sustainability Report, released in October each year, is available from the Foster's website at **www.fostersgroup.com**



Cascade offers a greener choice

Cascade Green is a 100% carbon offset beer with Australian Government Greenhouse Friendly™ certification and is among only a handful of products approved under the Greenhouse Friendly™ Program. As part of this accreditation process, Cascade Green has undergone an extensive Lifecycle Analysis to calculate the total greenhouse gas (GHG) emissions generated by the beer, all independently verified by Government nominated assessors. The carbon lifecycle of the beer extends from 'cradle to grave' and includes everything from picking the hops to putting the empty bottle in a recycling bin. It includes impacts from energy generation within our business and our suppliers, waste and waste treatment, product marketing, packaging and an allowance for refrigeration in the consumer's fridge. An Emissions Monitoring Plan is in place to meet the commitments required for ongoing Greenhouse Friendly™ certification.


FULL FLAVOURED LAGER
CASCADE
GREEN
PRESERVATIVE FREE
LOW CARB
330mL

Product Profile

- 100% Carbon offset
- Packaging produced with recycled and recyclable materials where possible
- Made from 100% pure Tasmanian ingredients
- Preservative free
- 1/3 fewer carbohydrates than regular full strength beer

Energy Conservation in the Americas

Our Beringer, Meridian, Stags' Leap, Etude and Asti wineries in the Americas are rapidly becoming the benchmark for energy efficient operations in the US wine sector. Installation of solar panels, a new geothermal system and a comprehensive energy audit are just part of our 2008 commitment to environmental stewardship in the Americas. We are integrating the value of energy conservation and sustainable development into every decision we make.

Solar Energy to power US wineries

- Installation by SolarNet of solar panels to the roofs of five of our Californian Wineries
- Will generate 5.4 kilowatt hours of electricity per year
- Annual savings equivalent to 42% of the energy used at the sites
- Saving 6.2m kg of C02 emissions per year.

Geothermal – deep heat

- Installation of geothermal system at Beringer Vineyards historic 19th century Rhine House



- Network of 28 underground pipes, running 300 feet into the ground, which will circulate natural heat through the Rhine House
- Cut carbon emissions by 30% per year
- Reduce energy bills over a 50-year plus lifespan.



Five Year Summary

$ million (unless otherwise stated)
Income Statement
Net Sales Revenue
EBIT from operations
– AAP
– Americas
– EMEA
– Corporate
EBIT (Continuing Business)
Net Interest
Income Tax Expense
Minority Interest
Material Items (after tax)
Discontinued Operations – trading (after tax)
Discontinued Operations – material items (after tax)
Net Profit after Tax
Net Profit prior to significant items and SGARA
SGARA
SGARA (after Tax)
Average Shares Outstanding (Million)
Earnings Per Share[1] (cents)
Reported Basic Earnings Per Share (cents)
Financial Strength
Net Debt (EOP)
Total Shareholders' Equity
Book Value Per Share ($)
Net Tangible Assets Per Share ($)
Net Debt/Equity (%)
EBITS[1]/Interest Paid cover (times)
Shareholder Returns
Dividend (Cents Per Share)
Dividend Cover (Times)
Franking (%)
Return on Equity (%)
Share Prices ($)
– Close
– Year High
– Year Low

AGAAP				AIFRS
2004	2005	2006	2007	2008
2,943.7	3,322.2	4,350.9	4,555.2	**4,372.7**
		800.2	831.2	**949.9**
		255.3	254.9	**151.2**
		68.9	82.2	**87.3**
		(58.7)	(51.5)	**(47.6)**
568.5	729.2	1,065.7	1,116.8	**1,140.8**
(74.9)	(81.0)	(243.3)	(187.1)	**(144.7)**
(150.5)	(208.6)	(248.1)	(260.7)	**(279.3)**
(7.4)	(5.3)	(3.6)	(3.7)	**(5.8)**
(219.5)	(25.8)	(66.4)	107.8	**(605.8)**
133.7	85.3	37.2	23.4	**3.6**
549.4	426.1	624.7	169.7	**2.9**
799.3	919.9	1166.2	966.2	**111.7**
508.4	531.8	612.9	716.0	**713.2**
(56.1)	(17.7)	(7.1)	(38.0)	**1.9**
(39.0)	(12.2)	(5.0)	(27.3)	**1.4**
2,070.8	1,998.8	2,012.2	2,012.7	**1,937.3**
24.6	26.6	30.5	35.6	**36.8**
38.6	46.0	58.0	48.0	**5.8**
1,662.2	4,236.6	3,499.2	2,568.6	**2,402.7**
4,600.2	3,707.2	4,481.7	4,633.2	**3,850.7**
2.3	1.8	2.2	2.3	**2.0**
1.1	0.0	0.4	0.6	**0.6**
36.1	114.3	78.1	55.4	**62.4**
8.3	9.2	4.4	6.2	**7.9**
19.25	20.00	21.50	23.75	**26.25**
2.1	2.3	2.7	2.0	**0.2**
100.0	100.0	100.0	100.0	**100.0**
17.5	24.8	26.0	20.9	**2.9**
4.72	5.32	5.47	6.38	**5.07**
4.89	5.88	5.98	7.14	**6.90**
4.17	4.56	4.56	5.26	**4.82**

1. Prior to significant items and SGARA

Board of Directors



David A Crawford B.Com., LLB, FCA, FCPA

Member of the Board since August 2001 and Chairman since November 2007. He is an independent Director. Mr Crawford has extensive experience in risk management and business reorganisation, having worked with governments and major corporations. He is a former partner and National Chairman of KPMG and is on the Advisory Board of Allens Arthur Robinson. Mr Crawford is Chairman of Lend Lease Corporation Limited and is a Director of BHP Billiton Limited. Until December 2007, Mr Crawford was a Director of Westpac Banking Corporation and until June 2005, he was Chairman of National Foods Limited. Mr Crawford is the Chairperson of the Succession Committee and a member of the Human Resources Committee.



Ian D Johnston B.Com.

Member of the Board since September 2007 and Acting Chief Executive Officer since July 2008. Mr Johnston has extensive experience in the international food and beverage industry with Unilever in Australia, Canada and Europe and Cadbury Schweppes in Australia and the UK. Prior to his retirement in 2000, he was Managing Director Global Confectionery and Board Director of Cadbury Schweppes plc based in London. Since leaving Cadbury Schweppes, Mr Johnston has advised a broad group of private companies and was briefly a non-executive Director of Coles Group Limited in 2001. Mr Johnston is a Director of Goodman Fielder Limited.



M Lyndsey Cattermole AM, B.Sc., FACS

Member of the Board since October 1999. She is an independent Director. Mrs Cattermole has extensive information technology and telecommunications experience. She was a former Executive Director of Aspect Computing Pty Ltd and Kaz Group Limited. She has also held a number of significant appointments to government, hospital and research boards and committees. Mrs Cattermole is a Director of Tattersall's Limited. Mrs Cattermole is the Chairperson of the Risk and Compliance Committee and a member of the Audit Committee.



Paul A Clinton Business Administration DipIT

Member of the Board since March 2008. He is an independent Director. Mr Clinton has extensive experience with distribution systems in the United States and Canada. From 1988 he held a number of senior roles with the Diageo Group, and its predecessors, culminating in 2000 with his appointment as President and CEO of Diageo North America. Prior to his retirement in 2003, Mr Clinton also sat on the Board of Directors of the Distilled Spirits Council of the United States. Mr Clinton is a member of the Risk and Compliance Committee.



Graeme W McGregor AO, B.Ec., FCPA, FAICD

Member of the Board since April 1999. He is an independent Director. Mr McGregor has extensive financial and business experience, having worked with large corporations and government. He was previously a member of the Financial Reporting Council and a Director of Foster's from 1992-1996. Mr McGregor was a Director of WMC Resources Limited until June 2005, Nufarm Limited until July 2005 and Santos Limited until September 2005. Mr McGregor is the Chairperson of the Audit Committee and a member of the Risk and Compliance Committee.



Max G Ould B.Ec.

Member of the Board since February 2004. He is an independent Director. Mr Ould has extensive experience in the fast moving consumer goods industry. He was the former Managing Director and Chief Executive Officer of National Foods Limited and is the former Chief Executive Officer of Pacific Dunlop's Peters Foods division and Managing Director of the East Asiatic Company. Mr Ould is a Director of AGL Energy Limited, Pacific Brands Limited and Chairman of Goodman Fielder Limited. Until October 2006, Mr Ould was a Director of the Australian Gas Light Company. Mr Ould is the Chairperson of the Human Resources Committee and a member of the Succession Committee and the Audit Committee.



Michael J Ullmer BSc(Maths) (Hons), FCA, SF Fin.

Member of the Board since July 2008. He is an independent Director. Mr Ullmer has extensive strategic, financial and management experience over a 30 year career in international banking and finance. Since 2004 he has been an Executive Director of the National Australia Bank. He is a former Chief Financial Officer of the Bank and is currently the Bank's Deputy Group Chief Executive Officer. From 1982 until 1992 Mr Ullmer worked with KPMG in London, the US and Australia and then joined Coopers and Lybrand to lead their Asia Pacific Financial Services Group. In 1997 he joined the Commonwealth Bank of Australia as Group Chief Financial Officer and then Group Executive with responsibility for Institutional and Business Banking. Mr Ullmer is a member of the Audit Committee.



Trevor O'Hoy B.Ec (Resigned 21 July 2008)

Chief Executive Officer and Executive Director of Foster's Group for the reporting period, Trevor O'Hoy stepped down from his role on 21 July 2008. Mr O'Hoy spent 33 years with the Foster's Group and was previously Managing Director of Carlton and United Beverages Limited, Chief Financial Officer of Foster's Group Limited and a director of a number of subsidiaries of Foster's Group Limited.

Remuneration Overview – 2008

Non-executive Directors
DA Crawford – Chairman
ML Cattermole – Non-executive Director
PA Clinton – Non-executive Director
GW McGregor – Non-executive Director
ID Johnston – Non-executive Director
MG Ould – Non-executive Director
Former Non-executive Directors
FJ Swan – Chairman *(exit date 31 October 2007)*
CB Carter – Non-Executive Director *(exit date 30 September 2007)*
Executive Director
TL O'Hoy – Chief Executive Officer *(resigned as a Director and stepped down as CEO 21 July 2008)*
Sub-total of Directors
Other Key Management Personnel
DL Bortolussi – Chief Strategy Officer
MP Brooks – Chief Supply Officer
MM Hudson – Chief Legal Officer & Company Secretary
PR Jackson – Managing Director, Foster's EMEA
AR McKay – Chief Financial Officer *(appointed 30 January 2008)*
J Odell – Managing Director, Foster's Australia, Asia and Pacific
SM Smith – Chief Human Resources Officer *(appointed 2 May 2008)*
S Weiss – Managing Director, Foster's Americas
Sub-total of other Key Management Personnel
Former Key Management Personnel
B Lawrence – Chief Human Resources Officer *(exit date 31 January 2008)*
PF Scott – Chief Financial Officer *(exit date 30 January 2008)*
TOTAL – Directors and Key Management Personnel

Short-term benefits	Share-based payment	Post-employment benefits	Total
$	$	$	$
253,304	66,833	28,362	348,499
134,688	52,000	-	186,688
38,989	4,310	2,268	45,567
152,991	28,500	15,884	197,375
4,420	40,501	97,832	142,753
111,590	57,000	14,723	183,313
70,810	21,000	50,000	141,810
1,660	35,321	3,179	40,160
1,645,613	646,119	1,310,739	3,602,471
2,414,065	**951,584**	**1,522,987**	**4,888,636**
420,587	154,927	49,962	625,476
423,689	233,207	100,000	756,896
527,832	179,063	95,000	801,895
441,582	75,751	60,584	577,917
218,973	67,416	17,046	303,435
749,514	466,924	98,808	1,315,246
61,452	19,591	6,056	87,099
675,661	138,462	23,338	837,461
3,519,290	**1,335,341**	**450,794**	**5,305,425**
610,182	94,795	17,842	722,819
575,714	185,550	1,044,918	1,806,182
7,119,251	**2,567,270**	**3,036,541**	**12,723,062**

Remuneration Overview

Foster's aims to attract and retain high-calibre executives and Directors. Remuneration strategies and policies are targeted to motivate Foster's people to pursue long-term corporate growth and success, and demonstrate a clear relationship between executive performance and remuneration.

A detailed annual Remuneration Report and copies of policies and codes mentioned below are available from Foster's website at: www.fostersgroup.com. Details of the short-term, share-based and post-employment benefits for executives and Directors are summarised in the remuneration overview table on page 28 of this review.

Non-executive Directors' remuneration

Non-executive Directors are remunerated by way of cash fees, superannuation and equity. They do not participate in the Company's incentive plans. Non-executive Directors elect how they wish to receive their total fees – a combination of cash, superannuation contributions and shares – subject to meeting statutory superannuation requirements. Non-executive Directors apply at least 20 per cent of their base Board fee to purchase shares in the Company.

Executive remuneration policy and structure

Foster's executive remuneration policy ensures that remuneration levels properly reflect the duties and responsibilities of executives. Policies and practices are benchmarked using information and advice from external independent consultants.

Remuneration packages are structured to ensure a significant part of an executive's reward depends on achieving business objectives and generating returns for shareholders. The Board also considers it important that executives have ongoing share ownership in the Company, supported by participation in the Company's employee share plans.

Fixed remuneration

The level of fixed remuneration for executives is generally set by reference to the market median and is determined by the scope of the role and the level of knowledge, skill and experience required of the individual.

Fixed remuneration is reviewed annually to reflect each executive's performance over the previous year, as assessed through the Company's Individual Performance Management program.

Short Term Incentive Plan

All executives participate in Foster's global Short Term Incentive Plan (STIP), which encourages executives to meet their own individual performance targets while supporting broader business objectives. The measures used to assess business performance may vary each year, depending on business objectives.

Long Term Incentive Plan

The Foster's Long Term Incentive Plan is designed to reward executives for delivering long-term shareholder returns. Under the plan, participants may be entitled to newly issued ordinary shares in the Company if performance standards are met. The performance standard is measured by Total Shareholder Return (TSR) relative to a number of peer companies. Offers are split into three tranches measured over one, two and three years, and weighted 20 per cent, 20 per cent and 60 per cent respectively. Any shares issued in relation to the one or two-year tranches do not vest until the final three-year performance period has elapsed.

Anti-hedging policy

In order to ensure the variable components of the Company's remuneration structure remain at risk, employees may not hedge against the risk inherent in arrangements such as the Long Term Incentive Plan or any other share-based incentive plans.

Foster's Employee Share Grant Plan

Employees who are eligible to participate in the Foster's Employee Share Grant Plan may receive up to $1,000 of shares in the Company, subject to Company performance and Board approval.

Chief Executive Officer's remuneration

The remuneration of the former Chief Executive Officer, Trevor O'Hoy is outlined on page 28. It is intended that the Acting Chief Executive Officer, Ian Johnston, will return to his role as a non-executive Director from the date a permanent successor is appointed. In the meantime, Ian is paid a fixed remuneration of $150,000 per month and will not be participating in any of the Company's incentive plans.

Governance Overview

Foster's is committed to delivering best practice in corporate governance and transparency in reporting. A detailed Corporate Governance Statement and copies of supporting policies and codes are available from www.fostersgroup.com.

Board of Directors

The Foster's Board is responsible for the overall corporate governance of the Company. The Board seeks to optimise company performance and shareholder value and ensure the Company recognises its legal and stakeholder obligations. The Board, comprising a majority of independent non-executive Directors, appoints the Chief Executive Officer, and ratifies the appointment of members of the Foster's Leadership Team.

Board composition and succession

The composition, size and commitment of the Board is reviewed regularly, with desired competencies, expertise and qualifications decided by the Board's Succession Committee. External consultants conduct a review of the effectiveness of the Board, its Committees and Directors at least every two years. The next external review is scheduled for financial year 2009.

Code of Conduct

Foster's has a Code of Conduct that commits its Directors, employees, contractors and consultants to not only comply with the law, but to conduct business in accordance with the highest ethical conduct.

Share Trading Policy

Foster's Share Trading Policy prohibits insider trading in accordance with the Corporations Act and prescribes certain requirements for dealing in Company Shares. The policy applies to all Directors and employees of Foster's. No Director or member of the Foster's Leadership Team may enter into a margin loan or similar funding arrangement to acquire any Company Shares.

Whistleblower Policy

The Whistleblower Policy encourages all employees to report any matter or behaviour that may contravene the Code of Conduct, Foster's policies or the law. It provides that all reports will be thoroughly investigated and that, where applicable, feedback on the outcome of the investigation will be provided to the person making the report. Any person who makes a report will not be discriminated against or disadvantaged in their employment with the Group.

Corporate Sustainability

At Foster's we adopt an integrated approach to corporate sustainability. We are committed to continuously improving our business practices to maximise positive and minimise negative social, environmental and economic impacts. We believe corporate sustainability is important to enhance employee engagement and retention, support our corporate reputation, manage risk and protect our social licence to operate.

Integrity in financial reporting

The Chief Executive Officer and Chief Financial Officer provide a written declaration to the Board that the Company's financial records have been properly maintained, and that the Company's financial statements and notes give a true and fair view and comply with accounting standards. Their declaration is founded on a sound system of risk management and internal control which is operating effectively in all material respects in relation to financial reporting risks. Foster's financial statements are audited by an independent external auditor.

Timely and balanced disclosure

Foster's Disclosure Policy details the procedures and requirements expected of all employees relating to the Company's compliance with disclosure obligations under the ASX Listing Rules and the Corporations Act. Foster's website contains recent ASX announcements, Annual Reports, financial report announcements, relevant speeches and support material provided to the media and investment market.

Managing risk

Foster's operates an enterprise-wide risk management system to enable the identification, management and reporting of risk throughout the business.

Political donations

The Company will not make any donation, whether in cash or kind, to any political party or organisation, politician or candidate for public office in any country in which it operates.

Compliance with recommendations in the ASX best practice guidelines

Foster's has complied with all ASX guidelines during the reporting period.

With our roots well established in the late 1800's, Foster's Group today unites the rich history of some of the world's favourite premium drinks companies.

1843
Establishment of the Lindemans Vineyard in the Hunter Valley, NSW.

1844
Penfolds Wine is established by Dr. Christopher Rawson Penfold and wife Mary on the outskirts of Adelaide.

1854
The first VB was brewed.



1966

1876
Beringer Brothers Winery is established.

1888
Mildara Wines is created in Sunraysia.

The Foster's brand is born and their first beer is brewed, Foster's Lager.

1907
Carlton and United Breweries (CUB) created.

1919
Crown Lager first brewed for Australia's diplomatic corps.

1954
Crown Lager goes on sale to the general public to celebrate the Queen's coronation.

1966
Wolf Blass establishes Wolf Blass wines in the Barossa Valley.

1971
Establishment of Yellowglen vineyards.

1973
Matua Valley winery established, producing New Zealand's first Sauvignon Blanc.



2001

1983
CUB takes over the Tooth Brewing operation in NSW.

VB is brewed outside Victoria for the first time at the Kent Brewery, NSW.

1991
Wolf Blass and Mildara Wines combine to create Mildara Blass.

1994
Penfolds Wine Group is renamed Southcorp.

1999
Foster's purchases Seagram Australia.

2000
Foster's acquires Beringer Wine Estates in the U.S., firmly establishing Foster's as a global wine player.

2001
Southcorp and Rosemount Estate merge to become Australia's largest wine company.

Matua Valley is acquired.

2004
Foster's sells Lensworth Group to become a dedicated drinks business.



2008

2005
Foster's Group acquires Southcorp Limited and combines it with existing subsidiary Beringer Blass to form Foster's Wine Estates.

2006
Foster's sells the "Foster's" beer brand in Europe, its Shanghai and Vietnam brewing businesses and its business and the "Foster's" brand in India.

Foster's restructures into three global operating businesses.

2007
Kent Brewery is sold.

July 2008
We farewell Trevor O'Hoy, CEO since April 2004, after 33 years of service.

Information and Contacts

Annual General Meeting

The Annual General Meeting of the members of Foster's Group Limited will be held at the Palladium at Crown, Level 1, 8 Whiteman Street, Southbank, Victoria, Australia on Wednesday 29 October 2008, at 10:30am.

Internet

www.fostersgroup.com

2008 Business Review

This Business Review has been prepared as a general business overview and does not, and should not be expected to, provide a detailed understanding of Foster's Group Limited's financial performance, financial position or financing and investing activities. Financial commentary within this review has been derived from the Foster's Group Limited Annual Report for the year ending 30 June 2008, which is available from the Foster's website at: www.fostersgroup.com or please contact: investor.relations@fostersgroup.com or the registered office via the address details provided below:

Foster's Group Limited
ABN 49 007 620 886

To view the interactive Foster's Business Review, log on at www.fostersgroup.com

Registered Office:

Foster's Group Limited
77 Southbank Boulevard
Southbank Victoria 3006
Australia
Tel: +61 3 9633 2000
Fax: +61 3 9633 2002

Foster's Australia, Asia and the Pacific

Foster's Group Limited
77 Southbank Boulevard
Southbank Victoria 3006
Australia
Tel: +61 3 9633 2000
Fax: +61 3 9633 2002

Foster's Americas

600 Airpark Road
P.O. Box 4500
NAPA California 94558
United States of America
Tel: +1 707 259 4500
Fax: +1 707 259 4542

Foster's Europe, Middle East and Africa

Regal House,
70 London Road
Twickenham, Middlesex
TW1 3QS
United Kingdom
Tel: +44 20 8843 8400
Fax: +44 20 8843 8401


Foster's Group Brands 2008
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www.fostersgroup.com

FOSTER'S
GROUP